As filed with the Securities and Exchange Commission on September 8, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Old National Bancorp

(Exact name of registrant as specified in its charter)

Indiana	6021	35-1539838
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

ONE MAIN STREET, EVANSVILLE, INDIANA 47708, (812) 464-1294

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey L. Knight, Esq.

Executive Vice President,

Corporate Secretary and Chief Legal Counsel

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Michael J. Messaglia, Esq. Krieg DeVault LLP One Indiana Square, Suite 2800 Indianapolis, Indiana 46204 (317) 238-6249	Gordon R. Lewis, Esq. Warner Norcross & Judd LLP 111 Lyon Street, NW Grand Rapids, MI 49503 (616) 752-2752

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, no par value	3,480,074	N/A	$2,355,743	$303.42

(1)	This registration statement covers the estimated maximum number of shares of common stock of the Registrant which are expected to be issued in connection with completion of the merger described in this registration statement.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) and Rule 457(f), based on $40.20 per share, the book value per share of Founders Financial Corporation (“Founders”) common stock on August 31, 2014, the latest practicable date prior to the date of filing this Registration Statement, multiplied by 1,070,792 shares of Founders common stock that may be received by the Registrant and/or cancelled upon consummation of the merger less $40,690,096, the estimated aggregate amount of cash expected to be paid by the Registrant in exchange for shares of Founders common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT AND PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROXY STATEMENT AND PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

DATED SEPTEMBER 8, 2014, SUBJECT TO COMPLETION

PROXY STATEMENT FOR THE SPECIAL MEETING OF

FOUNDERS FINANCIAL CORPORATION SHAREHOLDERS

and

PROSPECTUS OF

OLD NATIONAL BANCORP

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The Boards of Directors of Founders Financial Corporation (“Founders”) and Old National Bancorp (“Old National”) have unanimously approved an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Founders will merge with and into Old National (the “Merger”). If the Merger Agreement is approved by the shareholders of Founders and all other closing conditions are satisfied, each shareholder of Founders will be entitled to $38.00 in cash and 3.25 shares of Old National common stock for each share of Founders common stock owned before the Merger, subject to certain adjustments as described in the Merger Agreement (collectively, the “Merger Consideration”). The Founders board of directors unanimously determined that the Merger, the Merger Agreement and the Merger Consideration would be in compliance with all applicable laws and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement is in the best interest of Founders, Founders Bank & Trust and the Founders shareholders.

The Merger is conditioned upon, among other things, the approval of the Merger Agreement by the Founders shareholders. This document is a proxy statement that the Founders board of directors is using to solicit proxies for use at a special meeting of shareholders to be held on —, 2014. At the meeting, the Founders shareholders will be asked (1) to approve the Merger Agreement, (2) to adjourn the meeting if necessary to solicit additional proxies, and (3) to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

This document is also a prospectus relating to Old National’s issuance of up to 3,480,074 shares of Old National common stock in connection with completion of the Merger.

Old National common stock is listed on the NASDAQ Global Select Market under the trading symbol “ONB.” On July 25, 2014, the date of execution of the Merger Agreement, the closing price of a share of Old National common stock was $13.87. On —, 2014, the closing price of a share of Old National common stock was $—.

For a discussion of certain risk factors relating to the Merger, see the section captioned “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with completion of the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

This proxy statement and prospectus is dated —, 2014, and it is first being mailed to Founders shareholders on or about —, 2014.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission (“SEC”) rules, this document incorporates certain important business and financial information about Old National from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

In order to ensure timely delivery of these documents, you should make your request by — 2014, to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 90.

FOUNDERS FINANCIAL CORPORATION

5200 Cascade Road, S.E.

Grand Rapids, Michigan 49546

(616) 956-9030

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON —, 2014

To the Shareholders of Founders Financial Corporation:

We will hold a special meeting of the shareholders of Founders Financial Corporation (“Founders”) on —, 2014, at —, Eastern Time, at the principal office of Founders, 5200 Cascade Road, S.E., Grand Rapids, Michigan 49546, to consider and vote upon:

1.    Merger Proposal. A proposal to approve the Merger Agreement. Immediately following the consummation of the Merger, Founders Bank & Trust will merge with Old National Bank, the wholly-owned banking subsidiary of Old National. In connection with completion of the Merger, you will be entitled to receive in exchange for each of your shares of Founders common stock:

•	3.25 shares of Old National common stock (the “Exchange Ratio”), subject to adjustment as provided in the Merger Agreement; and

•	$38.00 in cash.

2.    Adjournment. A proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger Agreement (the “Adjournment Proposal”).

3.    Other Matters. Such other matters as may properly come before the special meeting or any adjournment of the special meeting. The Founders board of directors is not aware of any such other matters as of the date of this proxy statement and prospectus.

The proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 15 of the enclosed proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The board of directors of Founders unanimously recommends that shareholders vote (1) “FOR” approval of the Merger Agreement and (2) “FOR” approval of the Adjournment Proposal.

The board of directors of Founders fixed the close of business on —, 2014, as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS VERY IMPORTANT. The Merger Agreement must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Founders common stock entitled to vote. If you do not return your proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the Merger Agreement. Whether or not you plan to attend the special meeting in person, we urge you to date, sign and return promptly the enclosed proxy in the accompanying envelope. You may revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

By Order of the Board of Directors

/s/ Gregory S. Conway
Gregory S. Conway
Secretary
—, 2014

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q: What am I voting on?

A: You are being asked to vote to approve the Merger Agreement, pursuant to which Founders will merge with and into Old National. Old National would be the surviving entity in the Merger, and Founders would no longer be a separate company.

Additionally, you are being asked to vote to approve the Adjournment Proposal.

Q: What will I receive in the Merger?

A: If the Merger is completed, each share of Founders common stock will be converted into the right to receive 3.25 shares of Old National common stock, subject to adjustment as summarized below, and $38.00 in cash (collectively, the “Merger Consideration”). The Exchange Ratio is subject to adjustment as follows:

•	if, as of the end of the month prior to the effective time of the Merger, the Founders shareholders’ equity (computed in accordance with the terms of the Merger Agreement) is less than $39,200,000, the Exchange Ratio will be decreased as provided in the Merger Agreement; and

•	if the average closing price of a share of Old National common stock (computed in accordance with the terms of the Merger Agreement) is less than $11.13 per share and decreases by more than 20% in relation to the change in the NASDAQ Bank Index, Founders will have the right to terminate the Merger Agreement unless Old National elects to increase the Exchange Ratio.

See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Q: What risks should I consider before I vote on the Merger Agreement?

A: You should review “Risk Factors” beginning on page —.

Q: Will Old National shareholders receive any shares or cash as a result of the Merger?

A: No. Old National shareholders will continue to own the same number of Old National shares they owned before the effective time of the Merger.

Q: When is the Merger expected to be completed?

A: We are working to complete the Merger as quickly as possible. We first must obtain the necessary regulatory approvals and the approval of the Merger Agreement by Founders shareholders at the special meeting. We currently expect to complete the Merger in the first half of 2015.

Q: What are the tax consequences of the Merger to me?

A: We have structured the Merger so that Old National, Founders, and their respective shareholders will generally not recognize any gain or loss for federal income tax purposes on the exchange of Founders shares for Old National shares in the Merger. Some Founders shareholders, however, may have taxable gain with respect to the cash received in the Merger. As a condition to the closing, Founders and Old National must each receive an opinion of counsel confirming these tax consequences. See “Material Federal Income Tax Consequences” beginning on page —.

Your tax consequences will depend on your personal situation. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you.

Q: What happens if I do not return a proxy or otherwise do not vote?

A: Because the required vote of Founders shareholders on the Merger Agreement is based upon the number of outstanding shares of Founders common stock entitled to vote rather than upon the number of shares actually voted, a failure to vote and abstentions will have the same practical effect as a vote “AGAINST” approval of the Merger Agreement.

The vote on the Adjournment Proposal requires more votes to be cast in favor of this proposal than against. A failure to vote and abstentions will have no effect on this proposal.

If you properly complete and sign your proxy but do not indicate how your shares of Founders common stock should be voted on a proposal, the shares of Founders common stock represented by your proxy will be voted as the Founders board of directors recommends and therefore, “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal.

Q: Will I have dissenters’ rights?

A: No. Under the Founders articles of incorporation and the Michigan Business Corporation Act (“MBCA”), the Founders shareholders will not have dissenters’ rights in connection with the Merger.

Q: What do I need to do now?

A: After reading this proxy statement and prospectus, you may vote either: (1) by mail (by completing and signing the proxy that accompanies this prospectus and proxy statement) or (2) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). In the event that you choose not to exercise your vote in person, you should mail your signed proxy in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the —, 2014, Founders special meeting.

Q: Can I change my vote after I have mailed my signed proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Third, you can attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy.

Q: What constitutes a quorum?

A: The holders of over 50% of the outstanding shares of common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum.

Q: Should I send in my stock certificates now?

A: No. As soon as practicable after the completion of the Merger, you will receive a letter of transmittal describing how you may exchange your certificated shares for the Merger Consideration. At that time, you must send your completed letter of transmittal to Old National in order to receive the Merger Consideration. You should not send your share certificate until you receive the letter of transmittal.

Q: Can I elect the form of payment that I prefer in the Merger?

A: No. The amount of cash and shares of Old National common stock to be issued in the Merger have been fixed, subject to those adjustments summarized in this proxy statement and prospectus.

Q: Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A: If you have more questions about the Merger Agreement or the Merger, you should contact:

Old National Bancorp One Main Street Evansville, Indiana 47708 (812) 464-1294 Attn: Jeffrey L. Knight

You may also contact:
Founders Financial Corporation 5200 Cascade Road, S.E. Grand Rapids, Michigan 49546 (616) 956-9030 Attn: Gregory S. Conway

SUMMARY

This summary highlights selected information in this proxy statement and prospectus and may not contain all of the information important to you. To understand the Merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement and prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” on page 90.

The Companies (page —)

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $10.4 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, southeastern Illinois, western Kentucky and southwestern Michigan. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance which is one of the top 100 largest agencies in the U.S. and the 10th largest bank-owned agency. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

Founders Financial Corporation

5200 Cascade Road, S.E.

Grand Rapids, Michigan 49546

(616) 956-9030

Founders Financial Corporation, a bank holding company incorporated under Michigan law and headquartered in Grand Rapids, Michigan, is a community-based financial services company. Its wholly owned subsidiary, Founders Bank & Trust, provides a wide variety of financial products and services, including personal and business banking, mortgage and wealth management through four full service banking centers in Kent County, Michigan.

Special Meeting of Shareholders; Required Vote (page —)

The special meeting of Founders shareholders is scheduled to be held at the principal office of Founders, 5200 Cascade Road, S.E., Grand Rapids, Michigan 49546 at — p.m., Eastern Time, on —, 2014. At the Founders special meeting, you will be asked to vote to approve the Merger Agreement. You will also be asked to approve the Adjournment Proposal. Only Founders shareholders of record as of the close of business on —, 2014, are entitled to notice of, and to vote at, the Founders special meeting and any adjournments or postponements of the Founders special meeting.

As of the record date, there were — shares of Founders common stock outstanding. The directors and executive officers of Founders (and their affiliates), as a group, beneficially owned — shares of Founders common stock, including shares subject to options currently exercisable but not exercised, representing approximately —% of the outstanding shares of Founders common stock as of the record date.

Approval of the Merger Agreement requires the affirmative vote of holders of at least two-thirds of the outstanding shares of Founders common stock entitled to vote. Approval of the Adjournment Proposal requires more votes cast in favor of the proposal than are cast against it.

No approval by Old National shareholders is required.

The Merger and the Merger Agreement (pages — and — )

The Merger Agreement provides that, if all of the conditions are satisfied or waived, Founders will be merged with and into Old National, with Old National surviving. Immediately following the Merger, Founders Bank & Trust will be merged with and into Old National Bank, a wholly owned subsidiary of Old National. We encourage you to read the Merger Agreement, which is included as Annex A to this proxy statement and prospectus and is incorporated by reference herein.

What Founders Shareholders Will Receive in the Merger (page —)

If the Merger is completed, each share of Founders common stock will be converted into the right to receive 3.25 shares of Old National common stock, subject to the following adjustments, and $38.00 in cash:

•	if, as of the end of the month prior to the effective time, the Founders shareholders’ equity (computed in accordance with the terms of the Merger Agreement) is less than $39,200,000, the Exchange Ratio will be decreased as provided in the Merger Agreement; and

•	if the average closing price of a share of Old National common stock (computed in accordance with the terms of the Merger Agreement) is less than $11.13 per share and decreases by more than 20% in relation to the NASDAQ Bank Index, Founders will have the right to terminate the Merger Agreement unless Old National agrees to increase the Exchange Ratio.

Treatment of Founders’ Stock-Based Awards (page —)

The Merger Agreement provides that Old National and Founders will take all requisite action so that, at the effective time of the Merger, each of the stock-based awards issued and still outstanding under Founders’ stock plans will be converted into an award of Old National common stock based on the Merger Consideration. All Founders stock-based awards will fully vest as of the effective time of the Merger.

Notwithstanding the foregoing, by September 8, 2014, any holder may elect and consent to the cash-out of all of the holder’s Founders stock options, into an amount of cash for each share of Founders common stock subject to such Founders stock options equal to (a) the sum of (1) the Exchange Ratio multiplied by the Final Purchaser Price and (2) $38.00 minus (b) the amount of the exercise price per share of such Founders stock options, which amount shall be paid in a lump sum as soon as administratively possible following the effective time of the Merger. Old National has agreed to extend the election period until seven days before the closing date of the Merger; provided that the extension of the election period shall not extend the exercise period of any Founders stock options.

Recommendations of Founders Board of Directors (page —)

The Founders board of directors unanimously adopted the Merger Agreement and approved and authorized the proposed Merger. The Founders board of directors unanimously determined that the Merger, the Merger Agreement and the Merger Consideration would be in compliance with all applicable laws and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement is in the best interest of Founders, Founders Bank & Trust and the Founders shareholders. The

Founders board of directors unanimously recommends that Founders shareholders vote “FOR” approval of the Merger Agreement. In reaching its determination, the Founders board of directors considered a number of factors, which are described in the section captioned “Proposal 1 — The Merger — Founders’ Reasons for the Merger and Recommendation of the Board of Directors” beginning on page —. Because of the wide variety of factors considered, the Founders board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The Founders board of directors also unanimously recommends that you vote “FOR” approval of the Adjournment Proposal.

No Dissenters’ Rights (page —)

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the MBCA. Under the Founders articles of incorporation and the MBCA, holders of Founders common stock will not have dissenters’ rights in connection with the Merger.

Voting Agreements (page —)

As of the record date, the directors of Founders beneficially owned — shares of Founders common stock, including shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, all of the directors of Founders executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, for approval of the Merger Agreement.

Opinion of Founders’ Financial Advisor (page —)

In connection with the Merger, the Founders board of directors received an oral and a written opinion, dated July 25, 2014, from Founders’ financial advisor, Donnelly Penman & Partners Inc. (“Donnelly Penman”), to the effect that, as of the date of the opinion and based on and subject to the various considerations described in the opinion, the Merger Consideration described in the Merger Agreement is fair, from a financial point of view, to the holders of Founders common stock. The full text of Donnelly Penman’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by Donnelly Penman in rendering its opinion, is attached to this document as Annex B. We encourage you to read the entire opinion carefully. The opinion of Donnelly Penman is directed to the Founders board of directors and does not constitute a recommendation to any Founders shareholder as to how to vote at the Founders special meeting or any other matter relating to the proposed Merger.

Reasons for the Merger (page —)

The Founders board of directors unanimously determined that the Merger, the Merger Agreement and the Merger Consideration would be in compliance with all applicable laws and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement is in the best interest of Founders, Founders Bank & Trust and the Founders shareholders. The Founders board of directors unanimously recommends that Founders shareholders vote “FOR” the proposal to approve the Merger Agreement.

In its deliberations and in making its determination, the Founders board of directors considered many factors including, but not limited to, the following:

•	all of the factors identified for consideration in Article XI of the Founders articles of incorporation, which include, without limitation, fairness, impact on Founders and its employees and customers, impact on communities served, the condition of Old National, Old National’s reputation, and Old National’s intentions;

•	the business strategy and strategic plan of Founders, its prospects for the future, and projected financial results;

•	a review of the risks and prospects of Founders remaining independent, including the challenges of the current financial, operating and regulatory climate and the increasing costs associated with banking regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

•	management’s financial forecasts, and management’s assessment of the execution risk involved in attaining the performance levels presented in the forecasts;

•	the absence of a liquid trading market in which shareholders can sell Founders shares and the increasing liquidity needs of Founders shareholders;

•	the greater market capitalization of Old National and the trading volume and liquidity of Old National common stock;

•	recent conditions and activity in the M&A market providing a unique window of opportunity for a merger of Founders which would deliver accelerated and enhanced shareholder value, as compared to organic growth; and

•	the purchase price per share of Founders common stock to be paid by Old National and the resulting valuation multiples.

For more information on the factors considered by the Founders board of directors in reaching its determination to recommend approval of the Merger Agreement, see “Proposal 1 — The Merger — Founders’ Reasons for the Merger and Recommendation of the Board of Directors” beginning on page —.

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, but not limited to, the following:

•	Founders’ community banking orientation in Grand Rapids and Kent County, Michigan and its perceived compatibility with Old National and its subsidiaries;

•	a review of the demographic, economic, and financial characteristics of the markets in which Founders operates, including existing and potential competition and the history of the market areas with respect to financial institutions; and

•	management’s review of the business, management and personnel, operations, earnings, and financial condition, including capital levels and asset quality, of Founders and Founders Bank & Trust.

Regulatory Approvals (page —)

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Old National will file applications with each regulatory authority to obtain the approvals. Old National cannot be certain when such approvals will be obtained or if they will be obtained.

Issued Old National Shares Will be Eligible for Trading (page —)

The shares of Old National common stock to be issued upon completion of the Merger will be eligible for trading on the NASDAQ Global Select Market.

Conditions to the Merger (page —)

The respective obligations of Old National and Founders to consummate the Merger are subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	approval of the Merger Agreement at the special meeting by holders of at least two-thirds of the outstanding shares of Founders common stock entitled to vote;

•	approval of the Merger by the appropriate regulatory authorities;

•	the consummation of the Merger shall not be illegal or otherwise prohibited and no temporary, preliminary or permanent restraining order preventing the consummation of the Merger is in effect;

•	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the Old National shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the Securities and Exchange Commission;

•	the shares of Old National common stock to be issued upon completion of the Merger shall have been authorized for listing on the NASDAQ Global Select Market;

•	the representations and warranties made by the parties in the Merger Agreement must be true and correct as of the closing date of the Merger or as otherwise required in the Merger Agreement, unless the inaccuracies do not or would not reasonably be expected to result in a material adverse effect;

•	the covenants made by the parties must have been fulfilled or complied with in all material respects from the date of the Merger Agreement through the closing date of the Merger;

•	the parties must have received the respective closing deliveries of the other party to the Merger Agreement;

•	since December 31, 2013, there shall not have been any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect for either party;

•	Founders must have received an opinion from Warner Norcross & Judd LLP, counsel to Founders, and Old National must have received an opinion from Krieg DeVault LLP, counsel to Old National, each dated as of the closing date, to the effect that the Merger constitutes a tax-free “reorganization” for purposes of Section 368(a) of the Internal Revenue Code, as amended;

•	Old National must have received a letter of tax advice, in a form satisfactory to Old National, from Founders’ independent certified public accounting firm to the effect that any amounts that are paid by Founders before the effective time of the Merger, or required to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Internal Revenue Code with respect to Founders, Founders Bank & Trust or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code; and

•	Founders’ consolidated shareholders’ equity (computed in accordance with the Merger Agreement) shall not be less than $35,000,000.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination (page —)

Old National or Founders may mutually agree at any time to terminate the Merger Agreement without completing the Merger, even if the Founders shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the Merger is not consummated by May 30, 2015, if any governmental entity has issued a final and nonappealable order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger or if the Founders shareholders do not approve the Merger Agreement at the Founders special meeting. In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within thirty business days of written notice of the breach.

Old National has the right to terminate the Merger Agreement if the Founders board of directors changes its recommendation or fails to reject a takeover proposal and reaffirm its recommendation within five business days of public announcement of such takeover proposal, if Founders enters into an agreement relating to a takeover proposal, or in the absence of a takeover proposal and only during the period which is ten days before the mailing date of the proxy statement and prospectus and the date of the Founders special meeting, the Founders board of directors fails to publicly reaffirm its recommendation within five business days of a written request by Old National.

Old National has the right to terminate the Merger Agreement if the after-tax cost of all remedial or other corrective actions and measures required by applicable law to be taken with respect to Founders’ real property is estimated to exceed, in the aggregate, $1,500,000, or if the cost of such actions and measures cannot be reasonably estimated. Old National’s right to terminate exists for a period of fifteen business days following Founders’ receipt of Old National’s notice of the amount of after-tax cost.

Founders has the right to terminate the Merger Agreement to enter into a definitive agreement that constitutes a superior proposal and prior to or simultaneously with termination pays the termination fee described below.

Founders has the right to terminate the Merger Agreement if Old National’s common stock average closing price for the ten trading days ending on the sixth business day prior to the closing date of the Merger is below $11.13 per share, and the decrease in Old National stock price from $13.91 per share is more than 20% greater than the decrease in the NASDAQ Bank Index for the period from July 24, 2014 ending on the sixth business day prior to the closing date. Old National has the right to prevent Founders’ termination by agreeing to Founders’ request to increase the Exchange Ratio pursuant to a formula set forth in the Merger Agreement.

Termination Fee (page —)

Founders is required to pay Old National a $3,500,000 termination fee in the following circumstances:

•	if Old National terminates the Merger Agreement because the Founders board changes its recommendation or fails to reject a takeover proposal and reaffirm its recommendation within five business days of public announcement of such takeover proposal, if Founders enters into an agreement relating to a takeover proposal, or in the absence of a takeover proposal and only during the period which is ten days before the mailing date of the proxy statement and prospectus and the date of the Founders special meeting, the Founders board of directors fails to publicly reaffirm its recommendation within five business days of a written request by Old National;

•	if Old National terminates the Merger Agreement because Founders has breached the Merger Agreement, such that the conditions to Old National’s obligations to complete the Merger are not satisfied, and which either (A) cannot be cured by May 30, 2015 or (B) if capable of being cured by May 30, 2015, have not been cured within thirty business days following receipt of written notice from Old National of such breach, provided that Old National is not then in breach of the Merger Agreement, such that the conditions to Founders’ obligations to complete the Merger are not satisfied, and (1) any person has made a takeover proposal to Founders on or after the date of the Merger Agreement but prior to the date that the Merger Agreement is terminated, and (2) within twelve months after the date of termination, Founders consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal;

•	if (A) the Merger Agreement is terminated by Old National or Founders because the Merger does not occur on or before May 30, 2015 or the Merger Agreement is terminated by Old National or Founders because the Founders shareholder meeting has concluded and been finally adjourned and the Founders shareholder approval has not been obtained; (B) any person has made a takeover proposal to Founders on or after the date of the Merger Agreement but prior to (1) the date that the Merger Agreement is terminated, in the event the Merger Agreement is terminated by Founders because the Merger does not occur on or before May 30, 2015, or (2) the Founders shareholder meeting, in the case of a termination because the Founders shareholder meeting has concluded and been finally adjourned and the Founders shareholder approval has not been obtained; and (C) within twelve months after the date of termination, Founders consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal; or

•	if Founders terminates the Merger Agreement, prior to receipt of the Founders shareholder approval, to enter into a definitive agreement that constitutes a superior proposal.

Interests of Certain Directors and Executive Officers of Founders in the Merger That are Different From Yours (page —)

You should be aware that some of Founders’ directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as shareholders. The Founders board of directors was aware of these interests and took them into account in adopting the Merger Agreement.

Additionally, Old National is obligated under the Merger Agreement to provide continuing indemnification to the officers and directors of Founders and Founders Bank & Trust for a period of six years following the Merger and to provide such directors and officers with directors’ and officers’ liability insurance and fiduciary insurance for a period of six years following the Merger.

Accounting Treatment of the Merger (page —)

The Merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Shareholders After the Merger (page —)

When the Merger is completed, Founders shareholders, whose rights are governed by the Founders articles of incorporation and bylaws, will become Old National shareholders, and their rights then will be governed by Old National’s articles of incorporation and by-laws. Old National is organized under Indiana law and Founders is organized under Michigan law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders” beginning on page —.

Material Federal Income Tax Consequences of the Merger (page —)

Old National and Founders expect the Merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the Merger qualifies as a reorganization, then, in general, Founders shareholders will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Founders shares for Old National shares in the Merger. With respect to cash received in the Merger, Founders shareholders will recognize gain (but not loss) in an amount equal to the lesser of (A) the amount of cash received in the Merger, and (B) the excess, if any, of (1) the sum of the amount of cash and the fair market value of the Old National common stock received in the Merger over (2) the Founders shareholder’s aggregate tax basis in the Founders common stock surrendered in exchange for Old National common stock.

To review the tax consequences of the Merger to Founders shareholders in greater detail, please see the section “Material Federal Income Tax Consequences” beginning on page —.

Comparative Per Share Data

The following table shows information about Old National’s and Founders’ book value per share, cash dividends per share, and diluted earnings per share, and similar information as if the Merger had occurred on the date indicated, all of which is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods, it has been assumed that Old National and Founders had been merged throughout those periods along with certain other assumptions.

The information listed as “Pro Forma Equivalent Founders Share” was obtained by multiplying the Pro Forma Combined amounts by a fixed Exchange Ratio of 3.25. This information is presented to reflect the fact that Founders shareholders will receive shares of Old National common stock for each share of Founders common stock exchanged in the Merger. It is also anticipated that the combined company will derive financial benefits from the Merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the merged company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. Further, the pro forma information below excludes one-time expenses related to the Merger. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

	Old National Historical	Founders Historical	Pro Forma Combined	Pro Forma Equivalent Founders Share
Book value per share:
at June 30, 2014	$12.07	$39.60	$12.28	$39.91
at December 31, 2013	$11.64	$37.48	$12.18	$39.59

Cash dividends per share:
Six months ended June 30, 2014	$0.22	$0.46	$0.22	$0.72
Year ended December 31, 2013	$0.40	$0.83	$0.40	$1.30

Diluted earnings per share:
Six months ended June 30, 2014	$0.44	$2.30	$0.53	$1.72
Year ended December 31, 2013	$1.00	$5.52	$1.11	$3.61

Market Prices and Share Information

The following table presents quotation information for Old National common stock on the NASDAQ Global Select Market for July 24, 2014, which was the last trading day prior to the announcement of the signing of the Merger Agreement and —, 2014, which was the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

	Old National Common Stock
	High	Low	Close
July 24, 2014	$14.03	$13.75	$13.87
—, 2014	$—	$—	$—

Founders common stock is not traded on an established public trading market.

SELECTED CONSOLIDATED FINANCIAL DATA OF OLD NATIONAL

The selected consolidated financial data presented below, as of and for the six months ended June 30, 2014 and 2013, is unaudited. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2013, is derived from Old National’s audited historical financial statements. Per share amounts have been adjusted to reflect all completed stock dividends and splits. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement and prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)		(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$167,960	$158,241	$317,424	$308,757	$272,873	$218,416	$231,399
Provision for loan losses	(363)	(2,848)	(2,319)	5,030	7,473	30,781	63,280
Noninterest income	80,216	92,559	184,758	189,816	182,883	170,150	163,460
Noninterest expense	186,356	177,099	361,984	365,758	348,521	314,305	338,956
Income (loss) before income tax	62,183	76,549	142,517	127,785	99,762	43,480	(7,377)
Income tax (benefit)	16,900	24,126	41,597	36,110	27,302	5,266	(21,114)
Net income	45,283	52,423	100,920	91,675	72,460	38,214	13,737
Net income available to common shareholders	45,283	52,423	100,920	91,675	72,460	38,214	9,845
Dividends paid on common stock	22,631	20,211	40,278	34,657	26,513	24,361	30,380
Per Common Share
Earnings per share (basic)	0.44	0.52	1.00	0.95	0.76	0.44	0.14
Earnings per share (diluted)	0.44	0.52	1.00	0.95	0.76	0.44	0.14
Dividends paid	0.22	0.20	0.40	0.36	0.28	0.28	0.44
Book value — end of period	12.07	11.57	11.64	11.81	10.92	10.08	9.68
Market value — end of period	14.28	13.83	15.37	11.87	11.65	11.89	12.43
At Period End
Total assets	10,387,933	9,641,071	9,581,744	9,543,623	8,609,683	7,263,892	8,005,335
Investment securities	3,388,961	3,060,150	3,134,935	2,903,612	2,555,866	2,598,432	2,882,228
Loans, excluding held for sale	5,538,868	5,176,222	5,082,964	5,196,594	4,767,203	3,743,451	3,835,486
Allowance for loan losses	46,152	49,318	47,145	54,763	58,060	72,309	69,548
Total deposits	7,555,003	6,840,093	7,210,903	7,278,953	6,611,563	5,462,925	5,903,488
Other borrowings	902,015	884,347	556,388	237,493	290,774	421,911	699,059
Shareholders’ equity	1,277,331	1,166,978	1,162,640	1,194,565	1,033,556	878,805	843,826
Financial Ratios
Return on average assets	0.93%	1.10%	1.05%	1.04%	0.86%	0.50%	0.17%
Return on average common shareholders’ equity	7.47%	8.75%	8.54%	8.34%	7.24%	4.40%	1.41%
Allowance for loan losses to total loans (period end) (excluding held for sale)	0.83%	0.95%	0.93%	1.05%	1.22%	1.93%	1.81%
Shareholders’ equity to total assets (period end)	12.30%	12.10%	12.13%	12.52%	12.00%	12.10%	10.54%
Average equity to average total assets	12.44%	12.52%	12.33%	12.49%	11.94%	11.46%	9.06%
Dividend payout ratio	49.98%	38.55%	39.91%	37.80%	36.59%	63.75%	308.59%

SELECTED CONSOLIDATED FINANCIAL DATA OF FOUNDERS

The selected consolidated financial data presented below, as of and for the six months ended June 30, 2014 and 2013, is unaudited. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2013, is derived from Founders’ audited historical financial statements. Per share amounts have been adjusted to reflect all completed stock dividends and splits. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Six months ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(unaudited)		(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$7,649	$7,655	$15,249	$15,475	$14,939	$13,772	$10,918
Provision for loan losses	110	135	255	782	1,000	2,600	2,675
Noninterest income	2,838	3,644	6,488	7,097	4,620	5,899	4,349
Noninterest expense	7,274	7,042	14,085	13,292	12,527	12,692	10,986
Income before federal income tax	3,103	4,122	7,397	8,498	6,032	4,379	1,606
Federal income tax	688	960	1,657	2,179	1,745	1,182	249
Net income	2,415	3,162	5,740	6,319	4,287	3,197	1,357
Dividends paid on common stock	479	392	826	672	415	—	—

Per Common Share
Basic earnings per share	2.32	3.07	5.57	5.91	3.86	2.83	1.19
Diluted earnings per share	2.30	3.04	5.52	5.84	3.83	2.81	1.18
Dividends paid	0.46	0.41	0.83	0.75	0.45	—	—
Book value — end of period	39.60	35.95	37.48	34.43	28.99	24.36	21.48
Market value — end of period	48.25	41.50	47.00	39.58	31.67	25.42	19.70

At Period End
Total assets	465,564	467,583	455,975	452,367	430,834	408,040	388,703
Securities available for sale	81,586	79,158	89,345	87,911	79,401	48,674	45,015
Loans held for sale	8,039	8,488	3,900	10,304	5,064	7,660	5,848
Net loans	342,664	325,988	326,035	319,112	304,708	314,063	300,816
Total deposits	378,258	385,719	367,416	373,370	364,021	331,974	287,644
Other borrowings	44,226	41,658	47,379	39,799	34,282	47,557	75,787
Shareholders’ equity	41,451	37,147	38,873	35,237	30,897	27,373	24,224

Financial Ratios
Return on average assets	1.50%	1.40%	1.26%	1.43%	1.01%	0.79%	0.36%
Return on average common shareholders’ equity	13.35%	15.12%	15.33%	18.63%	14.72%	12.09%	5.69%
Average equity to average total assets	8.65%	8.07%	8.21%	7.67%	6.89%	6.52%	6.28%
Dividend payout ratio	19.8%	12.4%	14.4%	10.6%	9.7%	0.0%	0.0%

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement and prospectus (See “Where You Can Find More Information”), including the risk factors included in Old National’s Annual Report on Form 10-K for the year ended December 31, 2013, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement and prospectus titled “Caution About Forward-Looking Statements.”

Founders shareholders cannot be certain of the value of the Merger Consideration they will receive, because the market price of Old National common stock will fluctuate and the Exchange Ratio is subject to adjustment.

Upon completion of the Merger, each share of Founders common stock will be converted into the Merger Consideration. The Exchange Ratio is subject to downward adjustment, as described in the Merger Agreement and in this proxy statement and prospectus in the event that Founders’ consolidated shareholders’ equity is less than $39,200,000 as of the end of month prior to the effective time. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Additionally, the market value of the Merger Consideration may vary from the closing price of Old National common stock on the date the Merger was announced, on the date that this document was mailed to Founders shareholders, on the date of the special meeting of the Founders shareholders and on the date the Merger is completed and thereafter. Any change in the Exchange Ratio or the market price of Old National common stock prior to completion of the Merger will affect the amount of and the market value of the Merger Consideration that Founders shareholders will receive upon completion of the Merger. Accordingly, at the time of the special meeting, Founders shareholders will not know or be able to calculate with certainty the amount or the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Old National’s or Founders’ control. You should obtain current market quotations for shares of Old National common stock and for shares of Founders common stock before you vote.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the Merger Agreement may be completed, various approvals must be obtained from the Federal Reserve Board and the Office of the Comptroller of the Currency. These governmental entities may impose conditions on the completion of the Merger or require changes to the terms of the Merger Agreement. Although Old National and Founders do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the Merger Agreement or imposing additional costs on or limiting Old National’s revenues, any of which might have a material adverse effect on Old National following the Merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on Founders.

The Merger Agreement with Old National is subject to a number of conditions which must be fulfilled in order to close the Merger. Those conditions include: Founders shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, Old National is not obligated to close the Merger if Founders’ consolidated shareholders’ equity is less than $35,000,000, subject to adjustments in the Merger Agreement, as of the end of the month prior to the effective time of the Merger or after-tax environmental costs exceed $1,500,000.

In addition, certain circumstances exist where Founders may choose to terminate the Merger Agreement, including the acceptance of a superior proposal or the decline in Old National’s share price to below certain thresholds set forth in the Merger Agreement. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger and “— Termination” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Founders, including:

•	Founders’ businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	Founders may have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	the market price of Founders common stock might decline to the extent that Founders’ market price following announcement of the Merger reflects a market assumption that the Merger will be completed.

If the Merger Agreement is terminated and the Founders board of directors seeks another merger or business combination, under certain circumstances Founders may be required to pay Old National a $3,500,000 termination fee. Founders shareholders cannot be certain that Founders would be able to find a party willing to pay an equivalent or more attractive price than the price Old National has agreed to pay in the Merger.

Founders shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

The Founders shareholders currently have the right to vote in the election of the Founders board of directors and on other matters affecting Founders. When the Merger occurs, each Founders shareholder will become a shareholder of Old National with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Founders. Because of this, the Founders shareholders will have less influence on the management and policies of Old National than they now have on the management and policies of Founders.

Old National may be unable to successfully integrate Founders Bank & Trust’s operations and retain Founders Bank & Trust’s employees.

Founders Bank & Trust will be merged with and into Old National Bank immediately following the closing of the Merger. The difficulties of merging the operations of Founders Bank & Trust with Old National Bank include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Old National, Old National Bank or Founders Bank & Trust, and the loss of key personnel. The integration of

Founders Bank & Trust with Old National Bank will require the experience and expertise of certain key employees of Founders Bank & Trust who are expected to be retained by Old National. However, there can be no assurances that Old National will be successful in retaining these employees for the time period necessary to successfully integrate Founders Bank & Trust into Old National Bank. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of Founders Bank & Trust into Old National Bank could have an adverse effect on the business and results of operations of Old National or Old National Bank.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Founders.

Until the completion of the Merger, with some exceptions, Founders is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Old National. In addition, Founders has agreed to pay a termination fee of $3,500,000 to Old National if Founders terminates the Merger Agreement to enter into a definitive agreement for a superior proposal or Old National terminates the Merger Agreement because the Founders board changes its recommendation or fails to reject a takeover proposal and reaffirm its recommendation within five business days of public announcement of such takeover proposal, if Founders enters into an agreement relating to a takeover proposal, or in the absence of a takeover proposal and only during the period which is ten days before the mailing date of the proxy statement and prospectus and the date of the Founders special meeting, the Founders board of directors fails to publicly reaffirm its recommendation within five business days of a written request by Old National. These provisions could discourage other companies from trying to acquire Founders even though such other companies might be willing to offer greater value to the Founders shareholders than Old National has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Founders’ financial condition.

Certain of Founders’ executive officers and directors have interests that are different from, or in addition to, the interests of the Founders shareholders generally.

Certain of Founders’ executive officers and directors have interests in the Merger that are in addition to, or different from, the interests of the Founders shareholders. The Founders board of directors was aware of these conflicts of interest when it approved the Merger Agreement.

For a more detailed discussion of these interests, see “Interests of Certain Directors and Officers of Founders in the Merger.”

The fairness opinion obtained by Founders will not reflect changes in the relative values of Old National and Founders between the time the opinion was obtained and the effective time of the Merger.

The fairness opinion of Donnelly Penman was dated as of July 25, 2014. Founders does not intend to obtain any further update of the Donnelly Penman fairness opinion. Changes in the operations and prospects of Old National and Founders, general market and economic conditions, and other factors both within and outside of Old National’s and Founders’ control, on which the opinion of Donnelly Penman is based, may alter the relative value of the companies. Therefore, the Donnelly Penman opinion does not address the fairness of the Merger Consideration as of the date of this proxy statement and prospectus, the date of the special meeting or at the time the Merger will be completed.

The Merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Founders shares.

Founders intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although the Internal Revenue Service will not provide a ruling on the matter, Old

National and Founders will, as a condition to closing, each obtain an opinion from their respective legal counsel that the Merger will constitute a reorganization for federal tax purposes. These opinions do not bind the Internal Revenue Service or prevent the Internal Revenue Service from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of Founders common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger Consideration received in exchange for that share upon completion of the Merger.

The shares of Old National common stock to be received by Founders shareholders as a result of the Merger will have different rights from the shares of Founders common stock.

The rights associated with Founders common stock are different from the rights associated with Old National common stock. See the section of this proxy statement and prospectus entitled “Comparison of the Rights of Shareholders” for a discussion of the different rights associated with Old National common stock.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Merger, it is possible that some customers and other persons with whom Old National or Founders has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with Old National or Founders, as the case may be, as a result of the Merger, which could negatively affect Old National’s or Founders’ respective revenues, earnings and cash flows, as well as the market price of Old National common stock or Founders common stock, regardless of whether the Merger is completed.

Under the terms of the Merger Agreement, Founders is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect Founders’ businesses and operations prior to the completion of the Merger.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document, and the documents incorporated by reference into it, contain forward-looking statements, including statements about our financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future filings of Old National with the SEC, in press releases and in oral and written statements made by or with the approval of Old National that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•	statements about the benefits of the Merger between Old National and Founders, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements of plans, objectives and expectations of Old National or Founders or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Old National and Founders will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues following the Merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of the Founders shareholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Old National and Founders and their customers and Old National’s and Founders’ assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;

•	material changes in the stock market value of Old National common stock;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which Old National and Founders must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Old National’s and Founders’ common shares outstanding and common stock price volatility;

•	legislation affecting the financial services industry as a whole, and/or Old National and Founders and their subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	financial resources in the amounts, at the times and on the terms required to support Old National’s and Founders’ future businesses; and

•	the impact on Old National’s or Founders’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Old National’s and Founders’ results to differ materially from those described in the forward-looking statements can be found in Old National’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Old National or Founders or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Old National and Founders undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

We caution you not to place undue reliance on the forward-looking statements.

SPECIAL MEETING OF THE FOUNDERS SHAREHOLDERS

Date, Place, Time, and Purpose

The Founders board of directors is sending you this proxy statement and prospectus and proxy to use at the special meeting. At the special meeting, the Founders board of directors will ask you to vote (1) on a proposal to approve the Merger Agreement and (2) to approve the Adjournment Proposal. Founders does not expect any other items of business to be presented at the special meeting. If other matters do properly come before the special meeting, the accompanying proxy gives discretionary authority to the persons named in the proxy to vote on any other matters brought before the meeting. Those persons intend to vote the proxies in accordance with their judgment.

The special meeting will be held on —, 2014, at —, Eastern Time, at the principal office of Founders, 5200 Cascade Road, S.E., Grand Rapids, Michigan 49546.

Record Date, Voting Rights, Quorum, and Required Vote

Founders has set the close of business on —, 2014, as the record date for determining the holders of Founders common stock entitled to notice of and to vote at the special meeting. Only Founders shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were — shares of Founders common stock outstanding and entitled to vote at the special meeting. Each share of Founders common stock is entitled to one vote at the special meeting on all matters properly presented.

The holders of over 50% of the outstanding shares of Founders common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum.

Approval of the Merger Agreement will require the affirmative vote of holders of at least two-thirds of Founders’ outstanding shares entitled to vote. Abstentions from voting will have the same effect as a vote against the Merger Agreement. The directors and executive officers of Founders (and their affiliates), as a group, owned with power to vote — shares of Founders common stock, representing approximately —% of the outstanding shares of Founders common stock as of the record date, including shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, the directors of Founders each executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, for approval of the Merger Agreement.

The vote on the Adjournment Proposal requires more votes cast in favor of the proposal than are cast against it. Abstentions will have no effect on this proposal.

Voting and Revocability of Proxies

You may vote in one of two ways: (1) by mail (by completing and signing the proxy that accompanies this prospectus and proxy statement), or (2) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting.

Voting instructions are included on your proxy. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. If you submit your proxy without specifying a voting instruction, your shares will be voted “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of Founders a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Founders Financial Corporation, 5200 Cascade Road, S.E., Grand Rapids, MI, 49546, Attention: Gregory S. Conway, Secretary.

Solicitation of Proxies

Old National will pay the costs of the distribution of this proxy statement and prospectus. In addition to soliciting proxies by mail, directors, officers, and employees of Founders may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Founders will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Recommendation of the Founders Board of Directors

The Founders board of directors unanimously determined that the Merger, the Merger Agreement and the Merger Consideration would be in compliance with all applicable laws and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement is in the best interest of Founders, Founders Bank & Trust and the Founders shareholders. The Founders board of directors unanimously recommends that Founders shareholders vote “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal.

See “The Merger — Background of the Merger” and — “Founders’ Reasons for the Merger and Recommendation of the Board of Directors” for a more detailed discussion of the Founders board of directors’ recommendation with regard to the Merger Agreement.

INFORMATION ABOUT THE COMPANIES

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $10.4 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, southeastern Illinois, western Kentucky and southwestern Michigan. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance which is one of the top 100 largest agencies in the U.S. and the 10th largest bank-owned agency. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

Additional information about Old National and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page —.

Founders Financial Corporation

5200 Cascade Road, S.E.

Grand Rapids, Michigan 49546

(616) 956-9030

Founders Financial Corporation, a bank holding company incorporated under Michigan law and headquartered in Grand Rapids, Michigan, is a community-based financial services company. Its wholly owned subsidiary, Founders Bank & Trust, provides a wide variety of financial products and services including personal and business banking, mortgage and wealth management through four full service banking centers in Kent County, Michigan.

Additional information about Founders and Founders Bank & Trust is included elsewhere in this document.

PROPOSAL 1 — THE MERGER

Background of the Merger

The Founders board of directors regularly evaluates Founders’ strategy and opportunities to strengthen its business and create value for its shareholders through various strategic initiatives, alternatives and transactions, giving consideration to developments in the banking industry, regulatory environment, conditions in the communities that Founders serves, competitive considerations and other factors.

Founders Bank & Trust was organized in 1991 as Founders Trust Personal Bank with an original investment in common stock of $3.8 million. Additional offerings of common stock were sold for total investment of $1.0 million in 1994 and $2.5 million in 2001. A majority of Founders shares continue to be held by individuals who invested in the initial capital offering.

When considering strategic alternatives from inception to present, management and the board of directors regularly examined the possibility of acquiring other institutions to gain additional profitability through scale. However opportunities were extremely limited due in large part to the existence of very few banks of a smaller, realistic size which were available for potential acquisition.

Management and the board of directors also regularly considered the merits of maintaining an independence strategy versus the opportunity to pursue additional shareholder value through sale of Founders. The independence strategy was maintained due to the strong financial performance of Founders, including reporting a profit in 78 consecutive quarters. As the financial performance relative to peers, market share and reputation of Founders continued to grow, management and the board of directors began to receive increasing levels of interest from other financial institutions. While no specific or actionable offers were presented to Founders, the general message was that at a time in the future there would be broad interest, should Founders elect to seek partnership with a merger of equals or a larger bank.

Throughout Founders’ history, the board of directors viewed the general lack of liquidity in Founders stock as a key strategic weakness to the independence strategy. Founders shares are not traded in an established market. They are traded infrequently and generally in private transactions between individuals. During 2012 and 2013, there were fewer than 40 transactions in Founders shares, generally small, reported to Founders management. Strategic alternatives to create shareholder liquidity were believed to be relatively limited.

In addition, during the post financial crisis period, management and the board of directors assessed significant operating risk increases in the banking industry. Specifically, costs associated with increasing compliance and safety and soundness regulatory burdens, necessary technology enhancements, and increasing competition were noted as threats to a continued independence strategy. During the same period of time, public announcements of community bank acquisitions began to report transaction valuation multiples which had generally been unavailable since before the beginning of the financial crisis.

In combination, during 2013, all of these factors led the board of directors to serious consideration of whether the present independence strategy should be retained, or modified to seek a strategic partnership through acquisition of Founders.

Donnelly Penman has been engaged by the Founders board of directors on a continuing basis for many years to provide periodic valuations of Founders common stock to serve as a basis for valuing shares held by Founders Bank & Trust in trust and fiduciary accounts and shares subject to stock option and restricted stock awards. On May 29, 2013, at the invitation of the Board, representatives of Donnelly Penman provided a general presentation to the Founders board of directors which addressed, among other subjects:

•	discussion of the community bank environment including current macro issues facing community banks,

•	financial data and performance metrics for a peer group of publicly held Michigan bank holding companies comparing valuation multiples of larger and smaller banks,

•	a discussion of potentially available growth strategies,

•	merger and acquisitions (“M&A”) market update,

•	capital market summary,

•	a discussion of strategic alternatives available to Founders,

•	identification of likely merger partners if Founders were to pursue a merger with a larger institution,

•	a discussion of what a potential merger might look like, and

•	discussion of a possible managed sale process with transaction process alternatives.

Following this presentation, the board of directors held a general discussion of the strategic alternatives available to Founders. This discussion continued informally at several meetings held later in 2013.

On June 19, 2013, the Founders board of directors met with a representative of Founders legal counsel, Warner Norcross & Judd LLP (“Warner Norcross”), to discuss the process for considering and possibly pursuing a strategic alternative to remaining independent. This representative discussed with the board of directors the fiduciary duties of directors when considering a sale or merger, described a typical process and answered a variety of questions posed by directors. In July 2013, the board of directors determined that additional information and analysis was warranted, and instructed management to continue to provide this as applicable in the future. After the board of directors meetings in both September and October 2013, the board held executive sessions for purpose of continuing to discuss financial considerations, timing issues and next steps.

On January 8, 2014, Old National and United Bancorp, Inc. (“United”) of Ann Arbor, Michigan announced the execution of an agreement under which Old National would partner with United through a stock and cash merger. The valuation multiples of this transaction, including a price to tangible book value multiple in excess of 200%, were the highest valuation multiples seen for an acquisition of a Michigan bank for many years. This announcement was received and informally discussed among Founders’ directors and management team. United was well known to Founders management and, although larger, was viewed as a fairly comparable bank and this transaction was viewed as an indication of the approximate valuation Founders shareholders could realize if Founders chose to pursue a merger.

In early 2014, the Founders board of directors requested that Donnelly Penman provide an update of its previous presentation and advise the board of directors regarding the strategic alternatives specifically available to Founders. At a meeting of the full board of directors held on February 7, 2014, the board of directors received and discussed a presentation by Donnelly Penman. This presentation addressed:

•	an update on the general M&A market for financial institutions,

•	a Founders situation assessment,

•	specific M&A considerations to Founders,

•	an analysis of Founders’ strategic positioning,

•	a review of 12 identified potential merger partners, including an assessment of willingness and capacity to pay with a range of estimated deal values,

•	a summary of Donnelly Penman’s financial institutions M&A experience, and

•	discussion of a possible managed sale process, which included presentation of several alternative approaches.

Recent representative M&A transactions involving comparable community banks were discussed in detail.

On February 19, 2014, the Founders board of directors held a meeting at which a representative of Warner Norcross provided a review of the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company and provided an overview of a typical process involved with selling or merging a community bank holding company. The Warner Norcross representative also reviewed with the board of directors provisions of Article XI of the Founders articles of incorporation which addresses the process for considering business combinations. These provisions require the board of directors to determine that a proposed business combination complies with all laws before accepting an acquisition proposal. Article XI then directs the board of directors to evaluate a proposal and determine whether the proposal is in the best interest of Founders, including its subsidiaries, and its shareholders. These provisions authorize the board of directors to consider:

•	fairness,

•	impact on Founders and its employees and customers,

•	impact on communities served,

•	condition of the offeror, and

•	the offeror’s reputation and intentions.

At that meeting, the Founders board of directors unanimously determined that it would be in the best interests of Founders and its shareholders to explore and consider alternatives to Founders’ previously determined and announced strategy of remaining independent while continuing that strategy during the period of this consideration. The board of directors established a special committee of the board of directors (the “Committee”) consisting of directors Gary Malburg (Chairman), Charles Bukrey and Brent Slay, all independent directors. The purpose of the Committee was to evaluate and advise the board of directors regarding strategic alternatives available to Founders. Directors Laurie Beard, President and Chief Executive Officer, and Greg Conway, Executive Vice President, although not formal members of the Committee, attended and participated in all meetings of the Committee.

The Founders board of directors discussed the managed sale process alternatives presented by Donnelly Penman and determined that a focused solicitation of a relatively small number of the most likely merger partners was the preferred process. This was due to the belief that there was a relatively small and identifiable universe of potential partners likely to present the highest offers and a need to preserve confidentiality of the process and competitively sensitive business information.

The board of directors unanimously authorized engagement of Donnelly Penman to act as financial advisor to Founders and its board of directors in connection with exploration of alternatives to remaining independent. The board of directors authorized the officers to negotiate and enter into an agreement with Donnelly Penman. In engaging Donnelly Penman, the board of directors considered, among other things, the type and amount of Donnelly Penman’s fees, Donnelly Penman’s expertise in advising financial institutions, including in M&A transactions, Donnelly Penman’s professional reputation, and Donnelly Penman’s established history of advising Founders over many years. The board of directors was advised of and considered Donnelly Penman’s past relationships with the identified potential merger partners, including Old National. The board of directors did not seek or consider proposals from other financial advisors because of the factors listed above and the need to maintain strict confidentiality of the process. On March 6, 2014, the Committee met and approved the Donnelly Penman engagement agreement.

A virtual data room was established. During the first week of March, Founders began populating the data room with materials for potential merger partners’ due diligence investigation.

On April 15, 2014, Donnelly Penman presented to the Committee a summary of potential merger candidates which identified six potential merger partners (the “Potential Merger Partners”) as the most likely to be interested and capable of presenting an attractive merger proposal. Donnelly Penman presented business and financial information about each Potential Merger Partner. The presentation included an assessment of the willingness and capacity to pay and a range of estimated transaction values for each Potential Merger Partner and an assessment, based on Donnelly Penman’s knowledge of and experience with each Potential Merger Partner, of that company’s likely interest in a merger with Founders.

On April 16, 2014, the Founders board of directors held a meeting at which the board of directors discussed the Potential Merger Partners presented by Donnelly Penman to the Committee. A representative of Warner Norcross was present at the meeting and provided a review of the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company. At the conclusion of the meeting, the board of directors unanimously authorized Donnelly Penman to contact each of the six Potential Merger Partners to determine their interest in participating in a process. If they expressed a desire to participate, Donnelly Penman was authorized to provide a letter, which very generally described but did not identify Founders and the process to be followed and a proposed confidentiality agreement. Donnelly Penman was also authorized to provide a confidential information memorandum describing Founders to each Potential Merger Partner that entered into a confidentiality agreement and to request each such Potential Merger Partner to provide a written but non-binding preliminary indication of interest by a specified date.

On May 1, 2014, Donnelly Penman contacted all six Potential Merger Partners electronically to inquire generally about their interest in participating in a process of considering a potential merger with a then unnamed community bank. Each of the six Potential Merger Partners expressed interest in a possible transaction and executed a customary confidentiality agreement. Donnelly Penman prepared a confidential information memorandum and distributed it to the six Potential Merger Partners on May 9, 2014.

All six Potential Merger Partners were granted access to Founders’ virtual data room between May 13, 2014 and June 5, 2014. During this period and in the following weeks, the data room was supplemented with additional due diligence materials in response to the due diligence requests of the Potential Merger Partners.

The deadline for the Potential Merger Partners to submit written but non-binding indications of interest was initially set for May 30, 2014, but was extended to June 2, 2014 to accommodate Potential Merger Partners’ time constraints. All six of the Potential Merger Partners submitted written but non-binding indications of interest on June 2, 2014.

Donnelly Penman prepared a written summary of the indications of interest. That summary and copies of the indication of interest letters were circulated to members of the Committee prior to the Committee’s meeting scheduled for June 3, 2014. Analyst reports on those Potential Merger Partners for which such reports were available were also circulated prior to the meeting.

The Committee met on June 3, 2014 and reviewed the indication of interest letters, the summary prepared by Donnelly Penman, and the analyst reports. The Committee concluded that there was a clear divide between three higher proposals and three lower proposals and that the three higher proposals were all made by capable and highly regarded companies. The financial value of the consideration proposed in each of the three higher proposals was virtually indistinguishable. There was also a distinction in the market liquidity of the stocks of the three higher bidding Potential Merger Partners compared to the stocks of the three lower bidding Potential Merger Partners. The Committee voted unanimously to recommend to the full board of directors that the board of directors authorize Founders’ management and financial advisors to proceed to the next phase of the process with the three Potential Merger Partners who submitted the higher proposals, including Old National, and to discontinue engagement with the three lower bidding Potential Merger Partners.

On June 4, 2014, the full Founders board of directors held a meeting. Prior to that meeting, the indication of interest letters, the summary prepared by Donnelly Penman, and analyst reports were made available to the board of directors. Representatives of Donnelly Penman presented a review of the indications of interest and the six Potential Merger Partners. A representative of Warner Norcross discussed fiduciary and legal obligations applicable to directors when considering a sale or merger of a company. The Committee presented their conclusion that there was a clear divide between the three higher proposals and the three lower proposals and its recommendation. The board of directors unanimously approved the Committee’s recommendation to proceed to the next phase of the process with the three Potential Merger Partners who submitted the higher proposals, including Old National, and to discontinue engagement with the other three Potential Merger Partners. The board of directors determined that the remaining Potential Merger Partners would be advised that the board of directors would expect the next round of indications of interest to include a minimum of 25% and a maximum of 50% of the per share merger consideration to be paid in cash, which was intended to give shareholders some protection against loss of value in the event of a decline in the chosen Potential Merger Partner’s stock price before the merger is completed.

Between June 16, 2014 and June 29, 2014, each of the three Potential Merger Partners had access to enhanced documentation in the virtual data room and performed on-site due diligence, which included both review of documents not placed in the virtual data room and interviews with key members of Founders’ management team.

On June 17, 2014, a prototype merger agreement was sent by Founders to all three Potential Merger Partners with a request for comments on the prototype merger agreement by July 7, 2014.

On June 17, 2014, the Committee met with and received a presentation from senior officers of Potential Merger Partner #3. On June 24, 2014, the Committee met with and received a presentation from representatives of Old National, including its Chairman of the Board, Chief Executive Officer, Executive Vice President, Director of Corporate Strategy, and Executive Vice President, Associate Engagement and Integration. On June 25, 2014, the Committee met with and received a presentation from senior officers of Potential Merger Partner #2.

In the two weeks ending on July 2, 2014 members of the Committee and the Founders management team held additional individual and group meetings with representatives of each of the Potential Merger Partners. On July 2, 2014, the Committee held a meeting at which Committee members discussed their observations and conclusions regarding the three Potential Merger Partners and the potential for a merger with each.

The full Founders board of directors also held a meeting on July 2, 2014, at which the board of directors received a full report from management and the Committee on their meetings with the three Potential Merger Partners and on progress on due diligence and the bidding process. The board of directors then discussed the bidding process to date and the remaining bidding process, including the deadline for submission of final indications of interest. The board of directors instructed Donnelly Penman to provide further guidance to the three Potential Merger Partners regarding the preferred mix of stock and cash consideration and to request that they increase the cash component of their proposal to a level closer to 50%.

On July 3, 2014 Potential Merger Partner #3 withdrew from the bidding process without explanation.

On July 8, 2014 Old National and Potential Merger Partner #2 each submitted revised indications of interest. During the period from July 8, 2014 until conclusion of the Founders board of directors meeting on July 10, 2014 several telephone conversations occurred during which Old National and Potential Merger Partner #2 each had opportunities to increase the value of the merger consideration they proposed. Both did. At the end of this process, Old National’s proposal represented the highest value to Founders shareholders with clear separation between the value of Old National’s proposal and the value of the proposal of Potential Merger Partner #2.

On July 9, 2014 the Committee met with representatives of Donnelly Penman, Warner Norcross, and Founders management to evaluate the two proposals received. The meeting began with an extensive discussion of each of the two Potential Merger Partners as a merger partner and the perceived relative advantages and disadvantages of each Potential Merger Partner, focusing primarily on the factors identified in Article XI of the Founders articles of incorporation and without regard to the value of the merger consideration proposed by each. The President and the Executive Vice President were asked to and did advise the Committee of their individual evaluations. Donnelly Penman representatives then reviewed with the Committee a draft of the presentation they would make to the full board of directors on July 10, 2014 which presentation is discussed in more detail below. At that time, Old National’s proposal represented the distinctly higher economic value of total consideration per share proposed by the two Potential Merger Partners, although it was recognized that either or both of the Potential Merger Partners might increase the value of their proposal before conclusion of the board of directors meeting. After extensive discussion, the Committee concluded that Old National was an acceptable merger partner, that Old National’s proposal was an acceptable proposal, and that the Committee would recommend that the full board of directors accept the Old National proposal and proceed to negotiate exclusively with Old National if Old National’s proposal continued to represent the highest economic value of total consideration per share at the time of the decision of the board of directors on the following day.

The Founders board of directors held a special meeting on July 10, 2014 to consider the two proposals. All directors were present and participated in that meeting in person or by telephone. Members of the Committee and management reported to the full board of directors on the meetings with representatives of Old National and Potential Merger Partner #2. Each member of the Committee, the President, and the Executive Vice President were asked to and did provide his or her personal evaluation of the relative impact of the two proposals on Founders, Founders Bank & Trust, their employees and customers, and the communities served by Founders Bank & Trust.

A Warner Norcross representative reviewed with the board of directors’ provisions in Article XI of the Founders articles of incorporation, which address the process for considering proposals for business combinations. These provisions require the board of directors to determine that a proposed business combination complies with all laws. It then directs the board of directors to evaluate a proposal and determine whether the proposal is in the best interest of Founders and Founders shareholders. These provisions authorize the board of directors to consider:

•	fairness,

•	impact on Founders and its employees and customers,

•	impact on communities served,

•	condition of the offeror, and

•	the offeror’s reputation and intentions.

The board of directors conducted an extensive discussion of all of these factors.

A representative of Donnelly Penman provided a written and verbal presentation which analyzed and compared the two proposals in detail. The presentation also included a mergers and acquisitions market update and updates of the Founders standalone valuation, dividend discount model valuation and comparable company analyses which had been presented in Donnelly Penman’s earlier presentations. It also included company profiles and business and financial information about each of the two Potential Merger Partners and compared their key performance measures.

The Founders board of directors voted unanimously to proceed to the next phase of the process and authorized the officers and representatives of Founders to continue engagement with Old National exclusively and discontinue engagement with Potential Merger Partner #2. The officers and attorneys of Founders were authorized to negotiate exclusively with Old National to produce a mutually acceptable form of merger agreement to be considered by the board of directors for adoption at a later meeting.

Following the meeting, Donnelly Penman informed Old National that Founders had determined to proceed exclusively with it to negotiate a definitive merger agreement and informed Potential Merger Partner #2 that Founders had determined not to proceed any further with Potential Merger Partner #2 at that time.

During the time period beginning on July 10, 2014 and ending on July 25, 2014, Warner Norcross and Old National’s legal counsel, Krieg DeVault LLP (“Krieg DeVault”), with the participation of Donnelly Penman and management of Founders and Old National, proceeded to negotiate a proposed definitive merger agreement. Multiple drafts of the merger agreement were exchanged between Warner Norcross and Krieg DeVault and several negotiating sessions occurred. Also, during this time period, each party prepared, circulated and finalized its disclosure letter listing certain supplements and exceptions to the representations and warranties and covenants contained in the merger agreement.

On July 22, 2014, an informal meeting of the Founders board of directors was held at which representatives of Warner Norcross provided a comprehensive review of the proposed merger agreement. Various provisions of the merger agreement were discussed and questions regarding the merger agreement were asked and answered.

On July 25, 2014, the Founders board of directors held a special meeting to consider and adopt the proposed merger agreement. All directors were present and participated in the meeting in person or by telephone. Among other things, the following occurred at the meeting:

•	A representative of Warner Norcross advised that a proposed merger agreement, pursuant to which Founders would merge with and into Old National, had been successfully negotiated and would be presented for adoption by the board of directors at the meeting. Warner Norcross referred to the comprehensive review of the merger agreement that previously occurred at an informal meeting of the board of directors held on July 22, 2014. Additional questions from directors related to the merger agreement were asked and answered.

•	A representative of Warner Norcross discussed the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company. This representative also delivered the oral opinion of Warner Norcross that the proposed merger would be in compliance with all applicable laws, as contemplated by Article XI of the articles of incorporation.

•	A representative of Donnelly Penman presented Donnelly Penman’s fairness analysis. This analysis included, among other things, a review of the marketing process conducted, a review of the fairness opinion process, a summary of the terms of the proposed merger, including the Merger Consideration, valuation multiples of the Merger Consideration compared to comparable transactions, pro forma analyses and transaction analyses.

•	Donnelly Penman delivered its oral opinion that, as of July 25, 2014, and based on assumptions presented, the Merger Consideration to be received by holders of Founders common stock was fair to the shareholders of Founders from a financial point of view.

The Founders board of directors discussed the Merger Agreement and the fairness analysis and fairness opinion. At the conclusion of the meeting, the board of directors voted unanimously to:

•	determine, based on the evaluation and consideration of all reports and information available to the board of directors as of the date of the meeting and all factors the board of directors deemed relevant, including those identified in Article XI of the Founders articles of incorporation and such additional factors as the board of directors deemed relevant, including without limitation the Donnelly Penman fairness opinion, the Merger, the Merger Agreement and the Merger Consideration would be in compliance with all applicable laws and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement was in the best interest of Founders, Founders Bank & Trust and the Founders shareholders;

•	authorize and approve the Merger and all other transactions contemplated by the Merger Agreement;

•	adopt the Merger Agreement;

•	authorize officers of Founders to execute and deliver the Merger Agreement; and

•	recommend that Founders shareholders vote for approval of the Merger Agreement.

Promptly following the meeting on Friday, July 25, 2014, Founders and Old National executed and delivered the Merger Agreement and respective disclosure letters. On Monday, July 28, 2014, before the U.S. financial markets opened, Founders and Old National issued a joint press release announcing execution of the Merger Agreement and the terms of the Merger.

Founders’ Reasons for the Merger and Recommendation of the Board of Directors

In recent years, a number of banks approached Founders about the possibility of a partnership. While policy of the Founders board of directors had steadily remained to maintain independence, they ultimately recognized that the assessment of potential valuation that was being proposed demanded that they explore the possibility of being acquired. Also, the risks of remaining independent were growing, as well as the expected cost increases related to regulatory compliance, technology and healthcare which could make it challenging to maintain the strong profitability Founders shareholders had come to expect. As a result, offers were entertained from a number of financial institutions, a bidding process ensued and Old National was ultimately deemed the best fit from both a business and cultural point of view.

In determining that the Merger, the Merger Agreement and the Merger Consideration are in the best interest of Founders, Founders Bank & Trust and Founders shareholders, in authorizing and approving the Merger, in adopting the Merger Agreement and in recommending that Founders shareholders vote for approval of the Merger Agreement, the Founders board of directors consulted with members of Founders’ management, Donnelly Penman and Warner Norcross, and also considered a number of factors that the Founders board of directors viewed as relevant to its decisions under the circumstances, including, without limitation, the following factors:

•	All of the factors identified for consideration in Article XI of the Founders articles of incorporation, which include, without limitation:

•	Fairness. The fairness of the transaction and consideration to be received by Founders and all of its shareholders;

•	Impact on the Corporation. The possible social and economic impact of the proposal and its consummation on Founders, Founders Bank & Trust and their employees, and customers; including the possible impact on their ability to fulfill legal obligations as a financial institution under applicable laws and regulations;

•	Impact on Communities. The possible social and economic impact of the proposal and its consummation on the communities which Founders and Founders Bank & Trust serves;

•	Condition of Offeror. The business and financial conditions and future prospects of Old National;

•	Offeror’s Reputation. The apparent competence, experience, and integrity of Old National and its management; and

•	Offeror’s Intentions. The actual or apparent intentions of Old National regarding the operation of Founders and Founders Bank & Trust, and the use or disposition of the assets of Founders and Founders Bank & Trust after the proposal is consummated.

•	The business strategy and strategic plan of Founders, its prospects for the future, and projected financial results.

•	A review of the risks and prospects of Founders remaining independent, including the challenges of the current financial, operating and regulatory climate and the increasing costs associated with banking regulation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

•	Management’s financial forecasts, and management’s assessment of the execution risk involved in attaining the performance levels presented in the forecasts.

•	The absence of a liquid trading market in which shareholders can sell Founders shares and the increasing liquidity needs of Founders shareholders.

•	The greater market capitalization of Old National and the trading volume and liquidity of Old National common stock in the event Founders shareholders desire to sell the shares of Old National common stock to be received by them upon completion of the Merger.

•	Recent conditions and activity in the M&A market providing a unique window of opportunity for a merger of Founders which would deliver accelerated and enhanced shareholder value, as compared to organic growth.

•	Limited opportunities for Founders to grow and increase shareholder value through acquisition of other banks.

•	The purchase price per share of Founders common stock to be paid by Old National and the resulting valuation multiples, all of which were significantly higher than the median valuation multiples for comparable transactions (based on Old National’s closing price per share of $13.87 on July 24, 2014 and the total purchase price per share of $83.08 as of that date):

•	Price to tangible book value per share at June 30, 2014 of 213%

•	Price to last twelve months earnings per share at June 30, 2014 of 17.67x

•	Price to estimated 2014 earnings per share of 17.93x

•	Price to estimated 2015 earnings per share of 17.29x

•	Premium to core deposits of 15.41%

•	Premium to most recent independent valuation of Founders common stock as of April 1, 2014 of 72%

•	The form and amount of the Merger Consideration, including the tax-free treatment of stock component of the Merger Consideration.

•	A cash component of $38 per share in the total consideration valued at $83.08, which adds stability to the value of the Merger Consideration and protects Founders shareholders from a possible decrease in the value of Old National shares.

•	Old National’s present annual cash dividend of $0.44 per share, which is equivalent to $1.43 per share on the Founders shares exchanged for Old National shares, compared to Founders current annual dividend rate of $1.00 per share.

•	Founders’ and Old National’s shared values, common cultures and commitment to serving their clients and communities.

•	Old National’s three prong approach to community engagement, which includes encouraging associate volunteerism, community partnerships and charitable giving. Old National pledged a minimum of a 50% increase in community partnerships and charitable giving the first year and equal or better in years two and three with a goal of the partnership to provide an even greater impact to local communities.

•	Old National has been named one of the World’s Most Ethical Companies for three years in a row, the only U.S. institution in the banking category to receive this honor.

•	Old National’s historically strong financial condition, results of operations, and market performance.

•	A review of the historical financial statements and condition of Founders and certain other internal information, primarily financial in nature, relating to the business, earnings and balance sheet of Founders.

•	Comparative standalone and pro forma equivalent analyses of Founders, Old National and the combined company, and the book and tangible book values per share, earnings per share, dividends and capital levels of each entity and the pro forma equivalent values for Old National shares to be held by Founders shareholders after the Merger.

•	The ability of Old National to complete a merger transaction from a financial and regulatory perspective and Old National’s demonstrated ability to successfully complete previous merger transactions.

•	Pro forma capital ratios for Old National which exceed regulatory thresholds for “well capitalized” status and the absence of identified regulatory impediments to completion of the Merger.

•	The likelihood of successful integration and operation of the combined company.

•	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by the combined company.

•	The ability of the combined company to provide more comprehensive financial services and higher loan limits to Founders’ customers, and the potential for operating synergies and cross-marketing of products and services across the combined company.

•	The likelihood of obtaining the shareholder approval needed to complete the transaction.

•	The analyses presented by Warner Norcross as to the structure of the Merger, the Merger Agreement, the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and the process that Founders and its board of directors employed in considering potential strategic alternatives, including the Merger with Old National.

•	The board of directors’ evaluation of the Old National proposal and its determination in its judgment that the proposal would be in compliance with all applicable laws, based in part upon the opinion of independent legal counsel, all as required by Article XI of the Founders articles of incorporation.

•	The thorough managed process conducted by Founders, with the assistance of its advisors, to explore the interest of all reasonable likely and capable acquirors.

•	Certain structural protections included in the Merger Agreement, including:

•	the Merger Agreement does not preclude a third party from making an unsolicited proposal for an alternative takeover proposal with Founders and, under certain circumstances more fully described under “The Merger Agreement — Acquisition Proposals by Third Parties” beginning on page —, Founders may furnish non-public information to and enter into discussions with such a third party regarding an alternative takeover proposal; and the ability of the Founders board of directors to withdraw, amend or qualify its board recommendation of the Merger or recommend a superior proposal or terminate the Merger Agreement to enter into a definitive agreement for a superior proposal if certain requirements are met, in each case subject to the payment of a termination fee by Founders of $3,500,000, the amount of which was negotiated at arm’s length and was determined by the Founders board of directors to be reasonable.

•	The financial analyses reviewed and discussed with the Founders board of directors by representatives of Donnelly Penman and the oral opinion of Donnelly Penman delivered to the Founders board of directors on July 25, 2014 (which was subsequently confirmed in writing by delivery of Donnelly Penman’s written opinion dated July 25, 2014), that the Merger Consideration is fair to Founders shareholders from a financial point of view.

The Founders board of directors also considered a number of potential risks and uncertainties in connection with its consideration of the proposed Merger, including, without limitation, the following:

•	the challenges of integrating Founders’ business, operations, customers and employees with those of Old National;

•	the need to obtain approval by shareholders of Founders and regulatory approvals in order to complete the transaction;

•	the status, developments related to, and likelihood of completion and successful integration of Old National’s other pending mergers;

•	the risks associated with the operations of the combined company, including the ability of Old National to achieve the anticipated cost savings;

•	the restrictions on the conduct of Founders’ business while the Merger is pending;

•	the impact that provisions of the Merger Agreement relating to payment of a termination fee by Founders may have on Founders receiving an alternative takeover proposal;

•	the potential costs associated with executing the Merger Agreement, including change in control payments, estimated advisor fees, and other transaction expenses; and

•	the risk of shareholder litigation in connection with the Merger.

This discussion of the information and factors considered by the Founders board of directors in reaching its conclusions and recommendation includes the factors identified above, but is not intended to be exhaustive and may not include all of the factors considered by the Founders board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the Founders board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and the other transactions contemplated by the Merger Agreement, and to make its recommendation to Founders shareholders. Rather, the Founders board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with and questioning of members of Founders management and outside legal and financial advisors. In addition, individual members of the Founders board of directors may have assigned different weights to different factors.

Certain of Founders directors and executive officers have financial interests in the Merger that are different from, or in addition to, those of Founders shareholders generally. The Founders board of directors was aware of and considered these potential interests, among other matters, in evaluating the Merger and in making its recommendation to Founders shareholders. For a discussion of these interests, see “Interests of Certain Directors and Executive Officers of Founders in the Merger” beginning on page —.

The Founders board of directors unanimously determined that the Merger, the Merger Agreement and the Merger Consideration would be in compliance with all applicable laws and that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement is in the best interest of Founders, Founders Bank & Trust and the Founders shareholders. The Founders board of directors unanimously recommends that Founders shareholders vote “FOR” approval of the Merger Agreement.

Old National’s Reasons For the Merger

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, without limitation, the following:

•	Founders’ community banking orientation in Grand Rapids and Kent County, Michigan and its perceived compatibility with Old National and its subsidiaries;

•	a review of the demographic, economic and financial characteristics of the markets in which Founders operates, including existing and potential competition and history of the market areas with respect to financial institutions; and

•	management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality, of Founders and Founders Bank & Trust.

Effects of the Merger

The respective Boards of Directors of Old National and Founders believe that, over the long-term, the Merger will be beneficial to Old National shareholders, including the current shareholders of Founders who will become Old National shareholders if the Merger is completed. The Old National board of directors believes that one of the potential benefits of the Merger is the cost savings that may be realized by combining the two companies and integrating Founders Bank & Trust as a banking subsidiary of Old National, which savings are expected to enhance Old National’s earnings.

Old National expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after completion of the Merger, which will enable Old National to achieve economies of scale in these areas. Promptly following the completion of the Merger, which is expected to occur in the first half of 2015, Old National plans to begin the process of eliminating redundant functions, and eliminating duplicative expenses.

The amount of any cost savings Old National may realize in 2015 and beyond will depend upon how quickly and efficiently Old National is able to implement the processes outlined above.

Old National believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce data processing costs;

•	reduce staff;

•	achieve economies of scale in advertising and marketing budgets;

•	reduce legal and accounting fees; and

•	achieve other savings through reduction or elimination of miscellaneous items such as insurance premiums, travel and automobile expense, and investor relations expenses.

Old National has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

Old National also believes that the Merger will be beneficial to the customers of Founders as a result of the additional products and services offered by Old National and its subsidiaries and because of the increased lending capability.

Opinion of Financial Advisor to Founders

By letter dated March 7, 2014, Founders retained Donnelly Penman to act as independent financial advisor to the board of directors in connection with a possible business combination of Founders with another party. Donnelly Penman is an investment banking firm of recognized standing with a business specialty in financial institutions. In the ordinary course of its investment banking business, Donnelly Penman is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Donnelly Penman acted as financial advisor in connection with the proposed Merger and participated in certain of the negotiations leading to the execution of the Merger Agreement. At a meeting of the Founders board of directors on July 25, 2014, Donnelly Penman delivered to the Founders board of directors its oral opinion, followed by delivery of its written opinion, that, the Merger Consideration was fair to the holders of Founders common stock from a financial point of view. The full text of Donnelly Penman’s written opinion dated July 25, 2014 is attached as Annex B to this proxy statement and prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Donnelly Penman in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Founders shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed Merger. Donnelly Penman has consented to the inclusion of its written opinion and this description of its opinion in this proxy statement and prospectus.

Donnelly Penman’s opinion speaks only as of the date of the opinion. The opinion was directed to the Founders board of directors and is directed only to the fairness of the Merger Consideration to be paid to the holders of Founders common stock from a financial point of view. It does not address the underlying business decision of Founders to engage in the Merger or any other aspect of the Merger and is not a recommendation to any Founders shareholder as to how such shareholder should vote at the special meeting with respect to the approval of the Merger Agreement or any other matter.

In connection with rendering its opinion, Donnelly Penman reviewed and considered, among other things:

•	the Merger Agreement;

•	certain nonpublic information for Founders, including each of its audited financial statements for the years ended December 31, 2013 and 2012, and the internal financial results for the each of the quarterly periods ended on March 31, and June 30, 2014, provided by Founders management;

•	certain publicly-available information for Old National, including each of its Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2013, 2012 and 2011 and the quarterly report on Form 10-Q for the quarterly period ended on March 31, 2014;

•	certain information, including historical and forecasted financial information, relating to earnings, dividends, assets, liabilities and prospects of Founders furnished by senior management of Founders;

•	Founders’ senior management projected earnings estimates for fiscal years 2014 through 2018, which were deemed reasonable by Founders’ management;

•	the most recently available consensus analyst estimates for projected earnings for Old National for fiscal years 2014, 2015, and 2016;

•	the financial condition and operating results of certain other financial institutions that Donnelly Penman deemed comparable;

•	a contribution analysis of Founders and Old National to the combined entity with regard to certain financial metrics as of June 30, 2014 and March 31, 2014, respectively;

•	the recent stock prices and trading activity for the common stock of Old National during the last ten years and up until the trading day prior to the execution of the Merger Agreement;

•	various valuation analyses of Founders that Donnelly Penman performed including a cash dividend analysis, analysis of comparable transactions, a dividend discount analysis, and an accretion/dilution analysis;

•	various valuation analyses of Old National that Donnelly Penman performed including an analysis of comparable companies and a pro forma dividend discount analysis;

•	information with respect to the potential pro forma impact of the Merger; and

•	such other information, financial studies, analyses and investigations and such other factors that Donnelly Penman deemed relevant for the purposes of its opinion.

Donnelly Penman also held discussions with the senior management of Founders regarding past and current business operations, regulatory relations, financial condition and future prospects of Founders and such other matters as Donnelly Penman deemed relevant to its inquiry. Donnelly Penman also held discussions with the senior management of Old National with regard to their business operations, regulatory relations, and the published mean earnings estimates. Donnelly Penman relied upon the management of Founders and Old National as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore, including, but not limited to, any potential cost savings and operating synergies) prepared by and provided to us by management of Founders and Old National and Donnelly Penman has assumed, at the direction of Founders and Old National that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements and that they provide a reasonable basis upon which Donnelly Penman could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Donnelly Penman relied on this projected information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

In conducting its review and arriving at its opinion, Donnelly Penman, with Founders consent, has relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Founders and Old National or upon publicly available information. Donnelly Penman assumed that the stock consideration of the Merger will be treated as a tax-free reorganization for federal income tax reporting. Donnelly Penman did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. Donnelly Penman further relied upon the assurance of management of Founders and Old National that they were unaware of any facts that would make the information provided or available to it incomplete or misleading in any respect. Donnelly Penman did not make any independent evaluations, valuations or appraisals of the assets or liabilities of Founders and Old National. Donnelly Penman did not review any individual credit files and assumed that the aggregate allowances for credit losses relating to the loans of Founders and Old National were and will continue to be adequate after the Merger to cover such losses. Donnelly Penman’s opinion is necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by it on the date of this opinion. Donnelly Penman does not have any obligation to update this opinion, unless requested by Founders in writing to do so, and Donnelly Penman expressly disclaims any responsibility to do so in the absence of such a written request.

No limitations were imposed by Founders on Donnelly Penman or on the scope of its investigation or the procedures that were followed by Donnelly Penman in rendering this opinion. The form and amount of the Merger Consideration was determined through arm’s length negotiations between Founders and Old National. Donnelly Penman was not requested to opine as to, and this opinion does not address, Founders’ underlying business decision to proceed with or effect the Merger or the relative merits of the Merger compared to any alternative transaction that might be available to Founders. Further, Donnelly Penman’s fairness opinion does not constitute a recommendation to the shareholders of Founders with respect to any approval of the Merger Agreement or the Merger. Additionally, Donnelly Penman was not requested to opine as to, and this opinion does not address, the fairness of the amount or nature of the compensation to any of Founders’ officers, directors or employees.

In its analyses, Donnelly Penman has made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Founders and Old National. The credit, financial and stock markets have been experiencing unusual volatility and Donnelly Penman expresses no opinion or view as to any potential effects of such volatility on Founders, Old National or the Merger. Further, for purposes of its analyses and this opinion, Donnelly Penman assumed the value of a share of Old National common stock is equivalent to the current market price of Old National common stock and that the current market price of Old National common stock is a reasonable basis on which to evaluate Old National. Any estimates contained in Donnelly Penman’s analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in Donnelly Penman’s analyses was identical to Founders, Old National or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of Founders or companies to which it is being compared. None of the analyses performed by Donnelly Penman was assigned a greater significance than any other.

At the July 25, 2014 meeting of the Founders board of directors, Donnelly Penman presented certain financial analyses of the Merger. The summary below is not a complete description of the analyses underlying the opinions of Donnelly Penman or the presentation made by Donnelly Penman to the Founders board of directors, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Financial Terms

Donnelly Penman reviewed the financial terms of the proposed Merger. Shares of Founders common stock issued and outstanding immediately prior to the Merger will be converted into the right to receive 3.25 shares of Old National common stock plus $38.00 per share in cash consideration. The aggregate transaction value of approximately $88.2 million is based upon Old National’s closing stock price as of July 24, 2014 (the last trading day prior to Donnelly Penman’s fairness opinion presentation to the Founders board of directors) of $13.87 and 1,046,703 common shares outstanding at Founders (which includes all restricted stock awards). In addition, Founders had 24,089 in-the-money options outstanding with a weighted average strike price of $30.80.

Based upon financial information as of and for the quarter ended June 30, 2014, Donnelly Penman calculated the following transaction ratios:

	Transaction Valuation
Implied Price:	$84.28
Median Price/LTM EPS	17.67	x
Median Price/Book Value	2.13	x
Median Price/Tangible Book Value	2.13	x
Median Premium to Core Deposits	15.41%

Dividend Analysis

Donnelly Penman noted that Founders currently pays an annual cash dividend per share of $1.00 (2.07% effective dividend yield based on Donnelly Penman’s standalone valuation analysis of Founders of $48.25 per share as of June 30, 2014) and that Old National pays a $0.11 quarterly dividend (or $0.44 on an annualized basis). Donnelly Penman noted that under current quarterly dividend distribution rates for both companies and assuming a 3.25 exchange ratio per Founders share that the effective dividend for Founders would be approximately $1.43 ($0.44 Old National annual dividend multiplied by 3.25 exchange ratio, equaling $1.43)

resulting in a material increase in both the nominal amount of the cash dividend as well as the effective yield (2.96% dividend yield pro forma compared to 2.07% Founders as a standalone entity) for Founders shareholders (after this Merger is completed).

Old National
Stock Price: As of 7/24/2014	$13.87

Equity:
BV/Share as of March 31, 2014	$11.84
TBV/Share as of March 31, 2014	$8.08

Earnings:
LTM EPS	$1.02
2014 EPS (Est.)	$0.99

Annual Dividends:
2014	$0.44
2013	$0.40
2012	$0.36
2011	$0.28
2010	$0.28
2009	$0.44

	As of 6/30/2014 Founders	Pro Forma As of 3/31/2014 Old National
Exchange Ratio		3.25

Equity:
BV/Share	$39.60	$38.48
TBV/Share	$39.60	$26.26

Earnings:
LTM EPS	$4.77	$3.32
2014 EPS (Est.)	$4.70	$3.22

Dividends:
Annual Dividend	$1.00	$1.43
Dividend Yield (% of FFC per share value of $48.25 as of 6/30/14)	2.07%	2.96%

Contribution Analysis

The contribution analysis performed by Donnelly Penman compares the relative contribution of key balance sheet and income statement measures by Old National and Founders to the pro forma company.

Contribution Analysis (1) ($ in 000s)
	Old National	Founders	Percent Contribution
	3/31/2014 (2)	6/30/2014 (3)	Old National	Founders
Total Assets	$9,544,780	$465,564	95.3%	4.7%
Total Loans, Net	5,030,897	342,664	93.6%	6.4%
Total Deposits	7,258,162	378,258	95.0%	5.0%
Common Equity	1,185,237	41,451	96.6%	3.4%
2013 FYE Net Income	$100,920	$5,740	94.6%	5.4%
2014F FYE Net Income(4)	$114,823	$4,921	95.9%	4.1%
2015F FYE Net Income(5)	$139,601	$5,101	96.5%	3.5%
Shares Outstanding (Pro Forma Company)(6)	105,823,414	3,401,785	96.9%	3.1%
Average(7)			95.4%	4.6%
Total Consideration Received as % of Market Capitalization(8)				5.82%

Footnotes:

(1)	Contribution analysis is prior to any ASC 805 impacts (formerly known as FAS 141R) accounting adjustments
(2)	Old National information source: SNL Financial
(3)	Founders information source: Founders management
(4)	Old National 2014 FYE Net Income based on consensus estimates ($0.99 EPS * 116,453,125 shares outstanding — EPS rounded from $0.986)
(5)	Old National 2015 FYE Net Income based on consensus estimates ($1.18 EPS * 118,205,889 shares outstanding — EPS rounded from $1.181)
(6)	Founders shares outstanding as of 6/30/2014 of 1,046,703 multiplied by fixed exchange ratio of 3.25
(7)	Average excludes shares outstanding from the calculation.
(8)	Total Consideration of $88,216,718 divided by pro forma market capitalization $1,514,953,507 (109,225,199 shares outstanding * $13.87)

The range of contribution from Founders ranges from 3.4% to 6.4% in the pro forma company, with an average of 4.6% (excluding pro forma shares outstanding from the calculation). Founders shareholders will own approximately 3.1% of the pro forma company, but the total consideration received as a percentage of Old National’s market capitalization is 5.8%.

Old National — Comparable Company Analysis

Donnelly Penman also used publicly available information to compare selected financial and market trading information for Old National and a group of financial institutions Donnelly Penman deemed to be comparable, based on asset size. The Old National peer group consisted of the following publicly-traded institutions headquartered in the Midwest (which includes the following states: Illinois, Iowa, Indiana, Michigan, and Ohio, although this is not exhaustive of all states that are included in the Midwest region per SNL Financial) with total assets between $5.0 and $15.0 billion (that are not takeover targets).

•	Chemical Financial Corporation (CHFC)

•	First Financial Bancorp (FFBC)

•	First Merchants Corporation (FRME)

•	First Midwest Bancorp, Inc. (FMBI)

•	Heartland Financial USA, Inc. (HTLF)

•	MB Financial, Inc. (MBFI)

•	Park National Corporation (PRK)

•	PrivateBancorp, Inc. (PVTB)

•	TFS Financial Corporation (TFSL)

The analysis compared publicly available financial information for Old National and the median financial and market trading data for the Old National peer group as of and for the last twelve months ended March 31, 2014. The table below sets forth a sample of summary data for Old National and the median data for the Old National peer group as of and for the last twelve months ended March 31, 2014, with pricing data as of July 24, 2014.

(In $000s, except per share data)
			Recent Growth		Capitalization		Return Metrics			Valuation Summary
Company	Assets	Market Cap	LTM Gross Loan Growth	LTM EPS Growth	Tier 1 Leverage Ratio	Tangible Common Equity / Tangible Assets	LTM Pre-, Pre- ROAA	LTM ROAA	LTM ROATCE	P / BV	P / TBV	P / LTM EPS
Chemical Financial Corporation	6,338,328	835,945	13.57%	5.32%	9.90%	9.28%	1.66%	0.95%	11.24%	115.56%	138.05%	13.93x
First Financial Bancorp.	6,499,089	944,116	2.21%	-21.82%	9.94%	9.23%	1.54%	0.79%	8.51%	133.78%	155.93%	18.80x
First Merchants Corporation	5,452,936	728,044	25.60%	6.02%	9.65%	8.57%	1.66%	0.98%	12.47%	108.67%	155.39%	13.66x
First Midwest Bancorp, Inc.	8,328,519	1,254,726	8.46%	NA	9.53%	9.25%	1.63%	0.99%	NA	120.72%	164.14%	14.62x
Heartland Financial USA, Inc.	5,747,102	437,179	28.13%	-38.41%	9.50%	5.78%	1.13%	0.59%	10.38%	116.38%	132.68%	13.94x
MB Financial, Inc.	9,437,303	1,504,135	-2.44%	-2.31%	11.65%	9.97%	1.69%	1.00%	11.27%	110.30%	163.60%	16.53x
Park National Corporation	6,811,072	1,154,433	4.22%	15.19%	9.45%	8.82%	1.58%	1.13%	13.25%	173.22%	194.32%	15.21x
PrivateBancorp, Inc.	14,304,782	2,286,217	8.23%	55.14%	10.60%	8.74%	1.90%	0.95%	11.02%	163.59%	176.38%	16.18x
TFS Financial Corporation (MHC)	11,534,441	4,174,897	4.90%	150.00%	NA	16.26%	1.11%	0.57%	3.46%	222.56%	223.71%	68.25x
Median	7,569,796	1,204,579	6.56%	6.02%	9.65%	9.02%	1.60%	0.96%	11.02%	127.25%	163.87%	15.70x
Old National Bancorp	9,544,780	1,466,274	-0.78%	6.25%	9.32%	8.82%	1.81%	1.08%	13.49%	117.12%	171.72%	13.60x

Footnote:

(1)	Financial data for the comparable group (with the exception of stock price) is as of March 31, 2014.

Donnelly Penman noted that Old National had financial and performance metrics that were generally comparable to the peer group presented above. No financial institution used in the above analyses as a comparison is identical to Old National. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the financial institutions to which Old National was compared.

Old National — Trading Analysis

Donnelly Penman reviewed the stock prices, relative performance and trading volumes of Old National over various time frames and compared the price performance to various indices. Additionally, Donnelly Penman charted the published stock price and tangible book value multiples for Old National over the last ten years.

Donnelly Penman noted that Old National has significantly greater liquidity in its stock compared to Founders’ stock, as it is a publicly traded company whereas Founders is privately held.

Trading / Volume / Stock Performance Analysis(1)(2)

	Old National
	Price	Avg. Daily Volume	Volume as % of Founders’ Shares Outstanding(3)
7/24/2014	$13.87	494,244	14.53%
7/23/2014	$13.78	475,976	13.99%
30-Day Average	$14.08	505,366	14.86%
90-Day Average	$13.95	614,774	18.07%
180-Day Average	$14.08	617,927	18.16%
1-Year Average	$14.30	556,769	16.37%

	Price Performance
	Old National	SNL Midwest Bank	SNL Mid Cap Bank	S&P 500
30-Day Return	-1.21%	-0.71%	-2.22%	1.95%
90-Day Return	-0.64%	4.68%	0.57%	6.69%
180-Day Return	-5.90%	-0.38%	-6.07%	7.76%
1-Year Return	-7.35%	9.46%	2.33%	17.92%
3-Year Return	31.59%	54.91%	35.61%	48.64%
5-Year Return	41.68%	96.09%	75.02%	103.01%
10-Year Return	-38.29%	-19.81%	-47.26%	83.38%

Footnotes:

(1)	All averages and return data are as of 7/24/2014
(2)	Source: SNL Financial
(3)	1,046,703 Shares Outstanding times Fixed Exchange Ratio of 3.25 equalling 3,401,784 (rounding down)

Donnelly Penman noted the above analysis shows that Old National stock had lower returns compared to each of the indices to which it is compared in most time periods noted.

Analysis of Selected Merger Transactions — National Group

Donnelly Penman reviewed a representative set of comparable mergers and acquisitions.

The set of mergers and acquisitions included 30 transactions announced from January 1, 2013 through July 24, 2014 for all transactions with deal values between $50 million and $150 million, and target institutions producing at least 0.50% latest twelve months return on average assets. Donnelly Penman deemed these transactions to be reflective of the proposed Merger. Donnelly Penman reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months earnings per share, and premium to core deposits. As illustrated in the following table, Donnelly Penman compared the proposed Merger multiples to the median multiples of these comparable transactions.

(In $000s)
Transaction Information					Transaction Multiples and Values						Target Financial Metrics
							Price at Announcement to:
Buyer	Target	Target State	Announce Date	Completion Date	Deal Value	Stock Consideration	Book Value (%)	Tang. Book Value (%)	LTM EPS (x)	Premium to Core Deposits	Target Assets	Target NPAs / Assets	LTM ROAA	LTM ROAE	TCE/ TA
National Deals
Auto Club Insurance Association	National Bancorp, Inc.	IL	3/20/2014		$52,000	NA	113.14%	117.46%	4.16x	2.15%	$465,702	4.09%	2.62%	33.05%	9.54%
NewBridge Bancorp	CapStone Bank	NC	11/1/2013	4/1/2014	$65,163	92.41%	136.13%	137.92%	6.77x	NA	$376,488	1.41%	2.50%	21.37%	11.61%
BancorpSouth, Inc.	Ouachita Bancshares Corp.	LA	1/8/2014		$112,000	79.58%	219.72%	219.72%	15.83x	12.76%	$664,161	1.12%	1.73%	21.80%	7.68%
First Financial Bankshares, Inc.	Orange Savings Bank, SSB	TX	2/6/2013	5/31/2013	$57,420	31.73%	126.62%	130.01%	13.16x	4.48%	$442,832	0.97%	1.60%	15.54%	10.00%
Univest Corporation of Pennsylvania	Valley Green Bank	PA	6/18/2014		$77,765	97.17%	233.83%	234.06%	14.70x	25.31%	$370,261	0.36%	1.51%	16.58%	0.00%
Huntington Bancshares Incorporated	Camco Financial Corporation	OH	10/10/2013	3/1/2014	$98,064	70.89%	121.11%	121.11%	7.47x	6.00%	$756,779	5.16%	1.30%	17.78%	8.71%
Columbia Banking System, Inc.	Intermountain Community Bancorp	ID	7/23/2014		$122,111	87.42%	123.38%	123.38%	12.07x	NA	$920,162	NA	1.15%	10.32%	10.76%
Old National Bancorp	Tower Financial Corporation	IN	9/10/2013	4/25/2014	$107,968	70.42%	174.94%	174.94%	15.88x	9.84%	$680,941	2.22%	1.03%	10.58%	9.03%
Simmons First National Corporation	Delta Trust & Banking Corporation	AR	3/24/2014		$66,489	80.14%	160.77%	164.69%	15.59x	9.11%	$431,378	2.21%	1.01%	10.86%	9.21%
Lakeland Bancorp, Inc.	Somerset Hills Bancorp	NJ	1/29/2013	5/31/2013	$65,699	86.93%	151.95%	151.95%	18.79x	7.86%	$368,930	0.29%	0.95%	8.15%	11.34%
State Bank Financial Corporation	Georgia-Carolina Bancshares, Inc.	GA	6/24/2014		$82,255	59.02%	135.13%	135.13%	16.93x	6.90%	$523,083	2.48%	0.95%	8.23%	0.00%
Western Alliance Bancorporation	Centennial Bank	CA	1/22/2013	4/30/2013	$57,500	NA	65.80%	65.97%	9.57x	-24.14%	$581,807	14.75%	0.91%	6.21%	17.17%
Bear State Financial, Inc.	First National Security Company	AR	7/1/2013	6/13/2014	$123,394	40.03%	84.03%	137.34%	14.20x	5.18%	$954,386	0.38%	0.90%	5.40%	10.01%
Eastern Bank Corporation	Centrix Bank & Trust	NH	3/4/2014		$134,412	NA	216.13%	216.13%	17.90x	11.68%	$907,683	0.93%	0.88%	9.20%	6.72%
CenterState Banks, Inc.	Gulfstream Bancshares, Inc.	FL	7/30/2013	1/17/2014	$77,757	63.51%	151.01%	151.01%	16.45x	6.19%	$572,324	3.61%	0.86%	8.31%	9.00%
National Penn Bancshares, Inc.	TF Financial Corporation	PA	6/4/2014		$141,967	58.56%	140.30%	147.64%	19.02x	7.73%	$846,016	1.20%	0.83%	7.37%	10.96%
WSFS Financial Corporation	First Wyoming Financial Corporation	DE	11/25/2013		$64,778	50.57%	130.01%	130.01%	28.03x	7.13%	$307,712	4.26%	0.80%	4.89%	NA
BNC Bancorp	Harbor Bank Group, Inc.	SC	6/5/2014		$51,599	100.00%	156.36%	156.36%	23.30x	9.18%	$305,866	1.39%	0.78%	7.05%	10.75%
Heartland Financial USA, Inc.	Morrill Bancshares, Inc.	KS	6/12/2013	10/18/2013	$61,500	70.00%	101.87%	124.94%	11.01x	2.26%	$752,267	0.48%	0.78%	9.41%	0.00%
CBFH, Inc.	VB Texas, Inc.	TX	3/28/2013	7/22/2013	$76,802	NA	91.08%	100.00%	17.12x	NA	$605,611	0.35%	0.76%	5.48%	12.84%
CU Bancorp	1st Enterprise Bank	CA	6/3/2014		$104,339	90.83%	173.41%	173.41%	19.00x	7.80%	$775,912	0.57%	0.76%	8.03%	7.05%
CB Financial Services, Inc.	FedFirst Financial Corporation	PA	4/14/2014		$55,008	62.64%	104.46%	106.79%	25.20x	2.37%	$319,027	1.54%	0.73%	4.28%	15.92%
CVB Financial Corp.	American Security Bank	CA	2/18/2014	5/15/2014	$57,000	NA	103.56%	133.26%	28.79x	4.14%	$412,295	2.01%	0.71%	5.32%	10.69%
Provident Financial Services, Inc.	Team Capital Bank	PA	12/20/2013	5/30/2014	$124,409	74.93%	190.58%	190.58%	19.20x	9.72%	$949,224	0.86%	0.71%	7.09%	6.88%
First Interstate BancSystem, Inc.	Mountain West Financial Corp.	MT	2/10/2014		$73,189	45.55%	114.16%	121.26%	15.70x	3.22%	$646,483	2.89%	0.70%	7.42%	0.00%
Old National Bancorp	LSB Financial Corp.	IN	6/4/2014		$67,291	72.58%	158.57%	158.57%	27.31x	9.99%	$366,080	NA	0.67%	6.02%	11.28%
CBFH, Inc.	MC Bancshares, Inc.	TX	3/17/2014		$56,400	NA	188.24%	188.24%	36.67x	13.70%	$279,776	0.00%	0.62%	7.03%	8.04%
F.N.B. Corporation	PVF Capital Corp.	OH	2/19/2013	10/12/2013	$109,644	96.94%	141.37%	141.37%	22.78x	6.90%	$781,798	4.73%	0.62%	6.86%	9.61%
Heritage Oaks Bancorp	Mission Community Bancorp	CA	10/21/2013	2/28/2014	$55,976	86.50%	135.23%	145.18%	18.45x	6.80%	$446,956	2.28%	0.62%	7.35%	7.75%
First Midwest Bancorp, Inc.	Great Lakes Financial Resources, Inc.	IL	7/8/2014		$60,773	71.29%	120.34%	137.73%	19.12x	3.55%	$581,521	2.80%	0.53%	6.44%	0.00%
National Median					$70,240	71.93%	135.68%	139.65%	17.03x	6.90%	$576,923	1.47%	0.85%	7.72%	9.21%
Old National Bancorp	Founders Financial Corporation	MI	7/28/2014		$88,217	55.19%	212.82%	212.82%	17.67x	15.41%	$466,236	0.64%	1.08%	12.43%	8.89%

Analysis of Selected Merger Transactions — Midwest Group

Further, Donnelly Penman reviewed a subset of Midwest-based comparable mergers and acquisitions, from a subset of the defined group as detailed in the national group above. The set of mergers and acquisitions included in this group includes 7 transactions announced from January 1, 2013 through July 24, 2014 for Midwest transactions with deal values between $50 million and $150 million, and target institutions producing at least 0.50% latest twelve month return on average assets. Donnelly Penman deemed these transactions to be reflective of the proposed Merger. Donnelly Penman reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months earnings per share, and premium to core deposits. As illustrated in the following table, Donnelly Penman compared the proposed Merger multiples to the median multiples of these comparable transactions.

(In $000s)
Transaction Information					Transaction Multiples and Values						Target Financial Metrics
							Price at Announcement to:
Buyer	Target	Target State	Announce Date	Completion Date	Deal Value	Stock Consideration	Book Value (%)	Tang. Book Value (%)	LTM EPS (x)	Premium to Core Deposits	Target Assets	Target NPAs / Assets	LTM ROAA	LTM ROAE	TCE / TA
Midwest Deals
Auto Club Insurance Association	National Bancorp, Inc.	IL	3/20/2014		$52,000	NA	113.14%	117.46%	4.16x	2.15%	$465,702	4.09%	2.62%	33.05%	9.54%
Huntington Bancshares Incorporated	Camco Financial Corporation	OH	10/10/2013		$98,064	79.65%	121.11%	121.11%	7.47x	6.00%	$756,779	5.16%	1.75%	17.78%	8.71%
Old National Bancorp	Tower Financial Corporation	IN	9/10/2013		$107,968	70.63%	174.94%	174.94%	15.88x	9.84%	$680,941	2.22%	1.06%	10.58%	9.03%
F.N.B. Corporation	PVF Capital Corp.	OH	2/19/2013	10/12/2013	$109,644	100.00%	141.37%	141.37%	22.78x	6.90%	$781,798	4.73%	1.04%	6.86%	9.61%
Old National Bancorp	LSB Financial Corp.	IN	6/4/2014		$67,291	72.58%	158.57%	158.57%	27.31x	NA	$366,080	NA	0.66%	5.98%	11.28%
First Midwest Bancorp, Inc.	Great Lakes Financial Resources, Inc.	IL	7/8/2014		$60,773	0.00%	120.34%	137.73%	19.12x	3.55%	$581,521	2.80%	0.53%	6.44%	0.00%
First Merchants Corporation	CFS Bancorp, Inc.	IN	5/13/2013	11/12/2013	$114,679	100.00%	101.33%	101.33%	19.79x	0.22%	$1,146,368	4.89%	0.53%	5.27%	9.84%
Midwest Median					$98,064	76.12%	121.11%	137.73%	19.12x	4.78%	$680,941	4.41%	1.04%	6.86%	9.54%
Old National Bancorp	Founders Financial Corporation	MI	7/28/2014		$88,217	55.19%	212.82%	212.82%	17.67x	15.41%	$466,236	0.64%	1.08%	12.43%	8.89%

Analysis of Selected Merger Transactions — Michigan Group

Additionally, Donnelly Penman reviewed a subset of Michigan-based mergers and acquisitions that it deemed to be comparable. The set of mergers and acquisitions included in this group includes 3 transactions announced from January 1, 2013 through July 24, 2014. Donnelly Penman deemed these transactions to be reflective of the proposed Merger. Donnelly Penman reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months earnings per share, and premium to core deposits. As illustrated in the following table, Donnelly Penman compared the proposed Merger multiples to the median multiples of these comparable transactions.

(In $000s)
Transaction Information					Transaction Multiples and Values						Target Financial Metrics
							Price at Announcement to:
Buyer	Target	Target State	Announce Date	Completion Date	Deal Value	Stock Consideration	Book Value (%)	Tang. Book Value (%)	LTM EPS (x)	Premium to Core Deposits	Target Assets	Target NPAs / Assets	LTM ROAA	LTM ROAE	TCE/TA
Recent Relevant Michigan Deals
Old National Bancorp	United Bancorp, Inc.	MI	1/8/2014		$170,451	78.99%	208.45%	208.45%	25.83x	12.66%	$918,832	2.79%	0.85%	7.91%	8.75%
Mercantile Bank Corporation	Firstbank Corporation	MI	8/15/2013	6/1/2014	$154,536	99.37%	115.90%	159.56%	13.88x	NA	$1,457,046	2.48%	0.80%	8.18%	6.77%
Chemical Financial Corporation	Northwestern Bancorp	MI	3/11/2014		$120,000	NA	173.97%	179.37%	NA	7.43%	$873,772	6.15%	-0.97%	-11.83%	0.00%
Michigan Median					$154,536	89.18%	173.97%	179.37%	19.86x	10.05%	$918,832	2.79%	0.80%	7.91%	6.77%
Old National Bancorp	Founders Financial Corporation	MI	7/28/2014		$88,217	55.19%	212.82%	212.82%	17.67x	15.41%	$466,236	0.64%	1.08%	12.43%	8.89%

Source: SNL Financial

Discounted Dividend Analysis — Founders Standalone

Donnelly Penman calculated an estimated equity value per share for Founders based upon the values, discounted to the present, of estimates of projected dividends from the fiscal year ending December 31, 2014 through the fiscal year ending December 31, 2018 and a projected year 2018 terminal value (assuming Founders continued to operate as an independent company). The valuation date contemplated is July 24, 2014. In conducting its analysis, Donnelly Penman utilized financial estimates provided by and deemed reasonable by Founders senior management for 2014 through 2018. Donnelly Penman further assumed, which assumption was deemed reasonable by Founders management, that dividend distributions would equal $0.48 for the remainder of 2014 and increase to an approximate 40% payout ratio thereafter throughout the forecast period.

This analysis utilized a discount rate of 12.0% and a terminal value indication based on an average of indications as provided by utilizing a multiple of 1.50 times tangible book value at December 31, 2018 and a multiple of 12.0 times 2018 estimated net income, both based on estimates of trading valuations for similarly performing institutions based on historical data. The discount rate was derived utilizing Ibbotson Associates, Inc.’s “Stocks, Bonds, Bills and Inflation — Valuation Edition 2013 Yearbook” (which we refer to as the “2013 Yearbook”) on cost of equity buildup, in addition to Donnelly Penman’s analytical judgment. There is no assurance such values would be realized. The analysis resulted in an estimated equity value per share of $50.40, before any marketability discounts.

Discounted Dividend Analysis — Pro Forma Institution

Donnelly Penman calculated an estimated equity value per share for the pro forma institution. Donnelly Penman used the most recent consensus analyst estimates available for Old National through 2016, and then assumed net income increased by 8% annually thereafter in years 2017, 2018, and 2019, consistent with long-term growth rates from consensus estimates. Founders standalone net income projections were then added for 2015 through 2019. Donnelly Penman contemplated 32.0% estimated annual cost savings off of Founders’ standalone forecasted operating expenses, tax effected at 35.0%, and added back these cost savings to calculate a pro forma net income.

Donnelly Penman estimated a dividend payout per share of $0.48 for 2015 for the pro forma institution, moving to an approximate 40.0% dividend payout ratio in 2016 and subsequent years, which represents an assumption of Donnelly Penman for its model based on Old National’s historical payout ratios and return of excess capital. This analysis utilized a discount rate of 12.0% and a terminal value indication based on a multiple of 15.0 multiplied by 2019 net income. The discount rate was derived utilizing the 2013 Yearbook on cost of equity buildup, in addition to Donnelly Penman’s analytical judgment. The terminal multiple was estimated based on a return to more normalized valuation levels based on historical data. There is no assurance such values would be realized. The analysis resulted in an estimated equity value per share of $16.06 for the pro forma institution. Multiplying the $16.06 pro forma equity value per share by the transaction exchange ratio of 3.25 (and adding in the $38.00 cash consideration per share) results in an implied equity value per share to Founders shareholders of $90.20, as compared to an equity value per share on a standalone basis of $50.40.

Additionally, Donnelly Penman ran sensitivity analyses based on a range of discount rates between 10% and 15% and terminal multiples between 10.0x and 20.0x price to earnings. This sensitivity analysis produced value ranges between $70.94 to $111.30 per Founders share, after contemplating the 3.25 transaction exchange ratio and $38.00 cash consideration.

Discount Rate		Price / Earnings Exit Multiple — Old National Pro Forma Per Share
		10.0x	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
	10.0%	$12.39	$13.40	$14.42	$15.44	$16.45	$17.47	$18.49	$19.50	$20.52	$21.54	$22.55
	11.0%	$11.89	$12.86	$13.83	$14.80	$15.78	$16.75	$17.72	$18.69	$19.66	$20.64	$21.61
	12.0%	$11.41	$12.34	$13.27	$14.20	$15.13	$16.06	$16.99	$17.92	$18.85	$19.78	$20.71
	13.0%	$10.97	$11.86	$12.74	$13.63	$14.52	$15.41	$16.30	$17.19	$18.08	$18.97	$19.86
	14.0%	$10.54	$11.39	$12.24	$13.09	$13.94	$14.79	$15.64	$16.49	$17.34	$18.19	$19.05
	15.0%	$10.13	$10.95	$11.76	$12.58	$13.39	$14.21	$15.02	$15.83	$16.65	$17.46	$18.28

Discount Rate		Price / Earnings Exit Multiple — Implied Founders Valuation
		10.0x	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
	10.0%	$78.25	$81.56	$84.86	$88.17	$91.47	$94.78	$98.08	$101.39	$104.69	$108.00	$111.30
	11.0%	$76.64	$79.80	$82.96	$86.11	$89.27	$92.43	$95.59	$98.75	$101.91	$105.07	$108.23
	12.0%	$75.10	$78.12	$81.14	$84.16	$87.18	$90.20	$93.22	$96.24	$99.26	$102.28	$105.29
	13.0%	$73.64	$76.53	$79.42	$82.31	$85.20	$88.09	$90.97	$93.86	$96.75	$99.64	$102.53
	14.0%	$72.25	$75.02	$77.78	$80.55	$83.31	$86.08	$88.84	$91.60	$94.37	$97.13	$99.90
	15.0%	$70.94	$73.58	$76.23	$78.87	$81.52	$84.17	$86.81	$89.46	$92.11	$94.75	$97.40

Donnelly Penman’s Compensation and Other Relationships with Founders

Donnelly Penman has acted as financial advisor to the Founders board of directors and senior management of Founders and its subsidiaries in connection with the Merger. The Founders board of directors and its subsidiaries agreed to pay Donnelly Penman advisory and transaction fees based on the closing price of the transaction, an advisory fee of $25,000 was paid upon execution of the engagement letter, $100,000 was paid upon delivery of Donnelly Penman’s written fairness opinion. The remainder of the transaction fee due to Donnelly Penman, which is contingent upon completion of the Merger, is currently estimated to be approximately $950,000. Founders has also agreed to indemnify Donnelly Penman against certain liabilities arising out of its engagement and to reimburse Donnelly Penman for certain of its reasonable out-of-pocket expenses.

Donnelly Penman was engaged on January 6, 2012 to provide quarterly valuations of Founders common stock in 2012 for a total annual compensation of $11,000. On January 3, 2013, Donnelly Penman was engaged to perform a quarterly valuation for Founders in 2013 for a total annual compensation of $11,000. On January 9, 2014, Donnelly Penman was engaged to perform a quarterly valuation for Founders, and received $8,000 in compensation as Donnelly Penman only performed a valuation on the common stock as of January 1, 2014 and April 1, 2014. No other compensation or engagement, outside of the engagement connected to the sale of Founders, had occurred in that timeframe. It is expected that Donnelly Penman will be engaged to provide similar valuations in the future while the Merger is pending. During these periods, Donnelly Penman was not engaged by and received no compensation from Old National.

THE MERGER AGREEMENT

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the Merger, Founders will merge with and into Old National, with Old National as the surviving corporation. The separate existence of Founders will terminate and Founders common stock will be cancelled as a consequence of the Merger. Old National common stock will continue to be listed on the NASDAQ Global Select Market under the symbol “ONB”. Immediately following the Merger, Founders Bank & Trust will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National.

Under the Merger Agreement, the officers and directors of Old National serving at the effective time of the Merger will continue to serve as the officers and directors of Old National after the Merger is consummated.

Merger Consideration

If the Merger is completed, your shares of Founders common stock will be converted into the right to receive 3.25 shares of Old National common stock, subject to adjustment as summarized below, and $38.00 in cash.

The Exchange Ratio is subject to adjustment as follows:

•	Decrease for Founders’ Consolidated Shareholders’ Equity. If as of the end of the month prior to the effective time of the Merger the Founders consolidated shareholders’ equity is less than $39,200,000, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of Founders common stock outstanding, and further dividing that number by the Final Purchaser Price (as defined below). For purposes of the computation, the Adjusted Stock Purchase Price shall be equal to (x) the Stock Purchase Price, less (y) the difference between $39,200,000 and the Founders consolidated shareholders’ equity as of the end of the month prior to the effective time of the Merger. As of June 30, 2014, Founders’ consolidated shareholders’ equity, as adjusted in accordance with the Merger Agreement, was approximately $40.3 million.

The Stock Purchase Price shall be the Exchange Ratio in effect at the time of the adjustment multiplied by the Final Purchaser Price multiplied by the total number of shares of Founders common stock outstanding at the effective time of the Merger. The Final Purchaser Price shall be the average of the per share closing prices of a share of Old National common stock as quoted on the NASDAQ Global Select Market during the ten trading days preceding the sixth business day preceding the effective time of the Merger.

The Founders consolidated shareholders’ equity shall be the consolidated shareholder’s equity of Founders excluding the net accumulated other comprehensive income/(loss), each as of the end of the last month which ends at least 21 days prior to the effective time of the Merger, determined in accordance with GAAP, and to which shall be added the following:

i.	any accruals, reserves or charges resulting from expenses of the Merger and other transactions contemplated by the Merger Agreement; and

ii.	any accruals, reserves or charges taken by Founders at the request of Old National.

•	Decrease in Market Price of Old National Common Stock. After the closing of the Merger is properly called under the Merger Agreement, Founders may terminate the Merger Agreement if both of the following conditions exist:

•	the average of the closing price of Old National common stock as reported on the NASDAQ Global Select Market for the ten trading days ending on the sixth business day prior to the closing date (the “Pricing Period”) (the “Final Purchaser Price”) is less than $11.13; and

•	the number determined by dividing the Final Purchaser Price by $13.91 (the “Initial Purchaser Price”), is less than the number obtained by subtracting (1) 0.20 from (2) the quotient obtained by dividing the closing price of the NASDAQ Bank Index on the last day of the Pricing Period by the closing price of the NASDAQ Bank Index on July 24, 2014.

If these conditions exist, Founders has the right to proceed with the Merger with no change to the Exchange Ratio, or request Old National to increase the Exchange Ratio to a ratio computed by multiplying the Exchange Ratio by a fraction that has as its numerator $11.13 and that has as its denominator the Final Purchaser Price (the “Adjusted Exchange Ratio”). If Founders requests Old National to increase the Exchange Ratio, then Old National can either accept or decline the requested increase to the Exchange Ratio. If Old National accepts the requested increase, the Merger Agreement will remain in effect in accordance with its terms, except the Merger Consideration will be increased to reflect the Adjusted Exchange Ratio. If Old National declines the requested increase, the Merger will be abandoned, unless Founders elects to proceed with the Merger on the basis of the original Exchange Ratio.

Treatment of Founders Stock-Based Awards

At the effective time of the Merger, each right of any kind to receive Founders common stock or benefits measured by the value of a number of shares of Founders common stock granted under the Founders stock plans will be converted into an award with respect to a number of shares of Old National common stock equal to the product of (1) the aggregate number of shares of Founders common stock subject to such award, multiplied by (2) the sum of (A) the Exchange Ratio and (B) $38.00 divided by the Final Purchaser Price (the “Converted Stock-Based Award Ratio”). Such converted awards shall otherwise continue to have, and be subject to, the same terms and conditions set forth in the applicable Founders stock plan (or any other agreement to which such converted award was subject immediately prior to the effective time of the Merger). The exercise or strike price (if any) per share of Old National common stock applicable to any converted stock-based award shall be equal to (a) the per share exercise price of such award immediately prior to the effective time divided by (b) the Converted Stock-Based Award Ratio. All unvested Founders stock-based awards will fully vest as of the effective time of the Merger.

Notwithstanding the foregoing, by September 8, 2014, any holder may elect and consent to the cash-out of all of the holder’s Founders stock options, into an amount of cash for each share of Founders common stock subject to such Founders stock options equal to (a) the sum of (1) the Exchange Ratio multiplied by the Final Purchaser Price and (2) $38.00 minus (b) the amount of the exercise price per share of such Founders stock options, which amount shall be paid in a lump sum as soon as administratively possible following the effective time of the Merger. Old National has agreed to extend the election period until seven days before the closing date of the Merger; provided that the extension of the election period shall not extend the exercise period of any Founders stock options.

Exchange and Payment Procedures

At and after the effective time of the Merger, each certificate representing shares of Founders common stock will represent only the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Old National will reserve a sufficient number of shares of Old National common stock to be issued as a part of the Merger Consideration. As soon as practicable after the effective time of the Merger, Old National will mail a letter of transmittal to each holder of Founders common stock that will include detailed instructions on how such holder may exchange such holder’s Founders common shares for the Merger Consideration.

Old National will provide a written notice of ownership of uncertificated shares to each former Founders registered shareholder setting forth the number of shares of Old National common stock that each holder of Founders common stock has received in the Merger and a check in the amount of cash that such holder has the right to receive to be delivered to such shareholder upon delivery to Old National of certificates representing such shares of Founders common stock and a properly completed letter of transmittal. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive.

The stock transfer books of Founders will be closed at the effective time of the Merger and after the effective time there will be no transfers on the stock transfer records of Founders of any shares of Founders common stock. Old National will be entitled to rely on Founders’ stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration. If any old certificate is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate to be lost, stolen, or destroyed and, if required by Old National, the posting by such person of a bond or other indemnity as Old National may reasonably direct as indemnity against any claim that may be made with respect to the old certificate, Old National will issue the Merger Consideration in exchange for such lost, stolen or destroyed certificate.

Dividends and Distributions

Until Founders common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time of the Merger with respect to Old National common shares into which shares of Founders common stock may have been converted will accrue but will not be paid. When such certificates have been duly surrendered, Old National will pay any unpaid dividends or other distributions, without interest.

Representations and Warranties

The Merger Agreement contains representations and warranties of Founders, on the one hand, and Old National, on the other hand, to each other, as to, among other things:

•	the corporate organization and existence of each party;

•	the authority of each party to enter into the Merger Agreement, perform its obligations under the Merger Agreement and make it valid and binding;

•	the fact that the Merger Agreement does not conflict with or violate:

•	the articles of incorporation and by-laws of each party,

•	applicable law, and

•	regulatory restrictions of each party;

•	required regulatory approvals;

•	subsidiaries;

•	deposit insurance and payment of assessments;

•	the capitalization of Founders and Old National;

•	voting rights of securities;

•	each party’s financial statements and filings with applicable regulatory authorities;

•	absence of changes or events occurring since December 31, 2013;

•	the absence of material litigation;

•	regulatory filings;

•	each party’s compliance with applicable law;

•	the accuracy of statements made and materials provided to the other party;

•	agreements with regulatory agencies;

•	payments to be made to any brokers or finders in connection with the Merger;

•	Community Reinvestment Act rating;

•	organizational documents; and

•	compliance with the Bank Secrecy Act.

In addition, the Merger Agreement contains representations and warranties of Founders to Old National as to:

•	absence of appraisal rights;

•	absence of undisclosed obligations or liabilities;

•	absence of indemnification claims;

•	the filing and accuracy of tax returns;

•	title to its real property and valid leasehold interests in its leased property;

•	intellectual property;

•	required licenses;

•	material contracts;

•	labor and employment matters;

•	employee benefit plans and related matters;

•	environmental matters;

•	duties as fiduciary;

•	insider transactions;

•	the adequacy of insurance;

•	the receipt of a fairness opinion from Founders’ financial advisor;

•	the adequacy of its loan loss reserves;

•	loan origination and servicing;

•	loan guarantees;

•	data security and customer privacy;

•	loans and investments;

•	securities laws matters;

•	books and records;

•	joint ventures and strategic alliances; and

•	absence of shareholder rights plan.

None of the representations and warranties of the parties will survive the consummation of the Merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure letters which were separately delivered by each party to the other party.

Conduct of Business Prior to Completion of the Merger

Founders Restrictions

Founders has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the earlier of the effective time of the Merger or the termination of the Merger Agreement. In general, except as expressly contemplated by the Merger Agreement or as required by applicable law or with the prior written consent of Old National (which consent will not be unreasonably withheld, conditioned or delayed), Founders will conduct its business in the ordinary course of business generally consistent with past practice in all material respects and, to the extent consistent therewith, will use its commercially reasonable efforts to preserve substantially intact its and its subsidiaries’ business organization and advantageous customer and business relationships and further to keep available the services of the present officers and employees.

In addition, Founders has agreed to specific restrictions on the conduct of its business without the prior written consent of Old National (which may not be unreasonably withheld, conditioned or delayed) between the date of the Merger Agreement and the earlier of the effective time or the termination of the Merger, including, but not limited to, the following (subject, in each case, to exceptions specified below and in the Merger Agreement or previously disclosed in writing to Old National as provided in the Merger Agreement or as required by applicable law):

•	the amendment of its articles of incorporation or bylaws (or other comparable organizational documents);

•	(A) the split, combination or reclassification of any securities issued by Founders or its subsidiaries, (B) the repurchase, redemption or other acquisition of, or offer to repurchase, redeem or otherwise acquire, any securities issued by Founders or its subsidiaries, except for the acceptance of shares of common stock delivered in satisfaction of the exercise price or tax withholding obligations by holders of awards under Founders stock plans that are outstanding as of the date of the Merger Agreement who exercise such awards, and shares of common stock submitted for cancellation to satisfy tax withholding obligations that occur upon the vesting of stock-based awards that are outstanding as of the date of the Merger Agreement, or (C) the declaration, setting aside or payment of any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock, except for distributions to or from Founders’ subsidiaries and except for quarterly cash dividends by Founders each in an amount not to exceed $0.25 per share of Founders common stock and paid in a manner consistent with past practice;

•	the issuance, sale, pledge, disposal or encumbrance of any securities issued by Founders or any of its subsidiaries, other than the issuance of shares of common stock upon the exercise of any award granted pursuant to a Founders stock plan;

•	except as previously disclosed by Founders to Old National in writing or except in the ordinary course of business consistent with past practice or as required by applicable law or the express terms of any Founders benefit plan or contract in effect as of the date of the Merger Agreement, (A) the increase of the compensation (including bonus opportunities) payable or that could become payable by Founders or its subsidiaries to directors or officers or to any substantial class of employees; (B) the entry into any new or amendment in any material respect of any existing employment, consulting, severance, termination, retention or change in control agreement with any of its past or present officers, directors or employees; (C) the establishment, adoption, entry into, amendment of, termination of, or the taking of any action to accelerate rights under any benefit plan; (D) the granting of any severance or termination pay unless provided under any benefit plan; (E) the granting of any compensatory awards that are payable in, relate to, or are determined by reference to the value of Founders common stock; (F) the funding or in any other way securing of any payment of compensation or benefit under any benefit plan;

•	the promoting of any officer or any non-officer employee to an officer position or hiring or termination of employment of any officer except for termination for cause and promotions or hiring to replace;

•	the acquisition, by merger, consolidation, acquisition of stock or assets, or otherwise, of any business or division of a business or, except among wholly–owned subsidiaries, make any capital contributions to any person, other than (A) incident to foreclosures in connection with debts previously contracted in good faith, or (B) acquisitions of personal property in the ordinary course of business generally consistent with past practice;

•	except in the ordinary course of business consistent with past practice, the (A) transfer, license, sale, lease or other disposition of any material assets, including capital stock or other equity interests in any subsidiary, except dealings in financial assets or investment securities and transfer, license, sale, lease or disposition of any obsolete or unused equipment, fixtures or assets in the ordinary course of business consistent with past practice; or (B) adoption or effecting of a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	except in the ordinary course of business consistent with past practice, the repurchase, prepayment or incurrence of any indebtedness for borrowed money or guarantee of any such indebtedness of another person, the issuance or sale of any debt securities or options, warrants, calls or other rights to acquire any debt securities of Founders or its subsidiaries, the guarantee of any debt securities of another person, or the entering into any “keep well” or other contract to maintain any financial statement condition of any other person other than a Founders subsidiary;

•	the application for the opening, relocation, or closing of any branch office, loan production office or other material office or facility, or the opening, relocation or closing any branch office, loan production office or other material office or facility;

•	the entry into or amendment or modification of, in any material respect, or the consent to the termination of (other than at its stated expiry date), any material contract, other than in the ordinary course of business consistent with past practice;

•	the institution, settlement or compromise of any actions pending or threatened before any arbitrator, court or other governmental entity (A) involving the payment of monetary damages or admission of liability by Founders or any of its subsidiaries of any amount exceeding $125,000, (B) involving injunctive relief, or (C) having a material impact on Founders’ business;

•	the making of any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans, except as required by law or regulatory agencies;

•	(A) the settlement or compromise of any material tax claims, audits or assessments in excess of the amount reserved for such claims, audits or assessments as set forth on the books and records; (B) the making or changing of any material tax election, changing of any annual tax accounting period, adoption or changing of any method of tax accounting; or (C) the entry into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to Founders or any of its respective subsidiaries;

•	the making of any capital expenditures or permit of any of such party’s subsidiaries to make any capital expenditures, except for (A) capital expenditures not to exceed the aggregate amount set forth in Founders’ capital expenditure plan delivered prior to the date of the Merger Agreement, (B) capital expenditures of amounts not more than $100,000, individually, or $250,000, in the aggregate (excluding expenditures under (A) above), or (C) capital expenditures required by law or governmental authorities or incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance);

•	the entry into any material new line of business or the change in any material respect of its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging, and other material banking or operating policies or practices, except in the ordinary course of business consistent with past practice or as required by law or any regulatory agency;

•	the making of any material change in any method of financial accounting principles or practices, in each case except for any such change required or to be required by a change in generally accepted accounting principles or applicable law;

•	(A) except for loans or legally binding commitments for loans that have previously been approved and committed to by Founders prior to the date of the Merger Agreement and except for renewals of loans existing as of the date of the Merger Agreement that are not subject to (B) or (C) below, making or acquiring any loan or issuing a commitment (or renewing or extending an existing commitment) for any loan, or amending or modifying in any material respect any existing loan, that would result in total credit exposure to the applicable borrower in excess of $4,000,000, (B) except with respect to amendments or modifications that have previously been approved and committed to by Founders prior to the date of the Merger Agreement, amending or modifying in any material respect any existing loan rated (i) special mention, with total credit exposure in excess of $1,000,000; (ii) substandard, with total credit exposure in excess of $400,000; or (iii) nonaccrual, doubtful, loss, restructured by Founders or past due 90 days or more, with total credit exposure in excess of $300,000 or (C) except with respect to any such actions that have previously been approved and committed to by Founders prior to the date of the Merger Agreement, modify or amend any loan in a manner that would result in any principal forgiveness or effect any release of collateral at a value below the fair market value thereof as determined by Founders, in each case in excess of $100,000;

•	the restructuring or materially changing the nature of the composition of its investment securities portfolio through purchases, sales or otherwise, or its policies with respect to the classification and reporting of such portfolios;

•	the purchase, or commitment to purchase or otherwise acquire any derivative or synthetic mortgage product or the entry into any interest rate swap transaction, other than the purchase and sale of collateralized mortgage obligations and interest rate swap transactions in the ordinary course of business and consistent with past practice and except for interest rate locks on real estate mortgage loans expected to be sold in the ordinary course of business;

•	the taking of any action that would be materially inconsistent with or contrary to the representations, warranties, and covenants made by Founders in the Merger Agreement, or the taking of any action that would cause its representations and warranties to become untrue in any material respect, except as and to the extent required by applicable law, regulatory agencies, or the Merger Agreement;

•	the failure to comply in all material respects with applicable law, and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any law is being contested in good faith and Old National has been notified of such contest;

•	the failure to maintain its books, accounts, and records in the usual and regular manner, and in material compliance with applicable law, governmental policy issuances, GAAP and accounting standards, and formally adopted internal policies and procedures;

•	the failure to use commercially reasonable efforts to maintain its property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted;

•	the failure to use commercially reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, directors, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force;

•	the failure to charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with the prior respective practices of Founders and its subsidiaries and applicable industry, regulatory, and GAAP standards;

•	the failure to promptly notify Old National of the threat or commencement of any material action against, relating to, or affecting: (a) Founders or its subsidiaries; (b) Founders’ or its subsidiaries’ directors or officers in their capacities as such; (c) Founders’ or its subsidiaries’ assets, liabilities, businesses, or operations; or (d) the Merger or the Merger Agreement;

•	the making of any loan or loan commitment or extension to any director, officer or shareholder owning 10% or more of the common stock of Founders or its subsidiaries or any affiliate of any such person, which would, when aggregated with all outstanding loans, commitments, renewals, or extensions made by Founders and its subsidiaries to the person and the person’s immediate family and affiliates, exceed $250,000, except for any renewals of existing loans on comparable terms or advances on existing lines of credit or the renegotiation or restructuring of any problem or delinquent loan or to the making of any residential mortgage loan in the ordinary course of business consistent with past practice and on terms available to Founders or its subsidiaries customers generally;

•	the taking of any action or omitting to take any action that would, or could reasonably be expected to prevent or impede the Merger from qualifying for its intended tax treatment;

•	except as required by applicable law or regulatory agencies, (A) the taking of any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, or (B) the taking, or knowingly failure to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied;

•	the entering into or amendment of any contract or other transaction with any 10% shareholder, director, or officer of Founders or any subsidiary, except as contemplated in the Merger Agreement;

•	the taking of any action to pay any liability, absolute or contingent, in excess of $100,000, except liabilities reflected on Founders’ financial statements, except in the ordinary course of business consistent with past practice, or except in connection with the transactions contemplated by the Merger Agreement;

•	changing in any material respects its underwriting, investment or risk management or other similar policies or any of its subsidiaries except as required by law or except changes reasonably intended to reduce risk which changes are made after consultation with Old National; or

•	the agreement or commitment to take any of the foregoing actions.

Old National Restrictions

Old National has agreed to specific restrictions on the conduct of its business without the prior written consent of Founders (which may not be unreasonably withheld, conditioned or delayed) between the date of the Merger Agreement and the earlier of the effective time or the termination of the Merger, including, but not limited to, taking the following actions (subject, in each case, to exceptions specified below and in the Merger Agreement or previously disclosed in writing to Founders as provided in the Merger Agreement or as required by applicable law):

•	the amendment of its articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Founders common stock relative to the holders of Old National common stock;

•	the taking of any action or omitting to take any action that would, or could reasonably be expected to prevent or impeded the Merger from qualifying for its intended tax treatment;

•	(A) the taking of any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, or (B) the taking, or knowingly failure to take, any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied; or

•	the agreement or commitment to take any of the foregoing actions.

Covenants

In addition to the restrictions noted above, the Merger Agreement contains certain other covenants and agreements, including the following covenants:

•	Old National agreed to use commercially reasonable efforts to prepare and cause to be filed with the SEC a Registration Statement on Form S-4, which includes this proxy statement and prospectus, as promptly as practicable following the date of the Merger Agreement (and in any event no later than 45 days);

•	Founders has agreed to hold a special meeting of its shareholders, as soon as practicable following the date on which the Registration Statement on Form S-4 is declared effective or the effective date can be predicted with reasonable certainty, for the purpose of seeking the Founders shareholder approval of the Merger Agreement and, except if the Founders board of directors has made an adverse recommendation change, to use its commercially reasonable efforts to solicit the requisite shareholder approval for such proposal;

•	Old National shall use its commercially reasonable efforts to cause (a) the shares of Old National common stock to be issued as Merger Consideration and (b) the shares of Old National common stock to be reserved for issuance upon the exercise, vesting or payment under any converted stock-based award, in each case to be approved for listing on The NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the Merger;

•	Old National shall prepare and file with the Federal Reserve Board and each other governmental entity having jurisdiction as soon as practicable after the date of this Merger Agreement, all applications and documents required to obtain, and shall use its commercially reasonable efforts to obtain, each necessary approval of or consent to consummate the Merger. “Commercially reasonable efforts” shall include Old National having to enter into a consent decree or other commitment containing Old National’s agreement to limitations on its or its subsidiaries’ conduct or actions or covenants affecting business practices, in each case as and to the extent necessary to obtain each necessary approval of or consent to consummate the Merger; provided that Old National is not obligated to take any such action unless such action is expressly conditioned upon the consummation of the Merger;

•	neither of the parties will issue any press release or make any public announcement relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement without the prior written approval of the other party, unless the disclosing party believes in good faith that such press release or public announcement is required to be made by applicable law, rule or regulation promulgated by any applicable securities exchange after consultation with outside legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding such press release or other announcement prior to making any such disclosure;

•	each party, commencing on the date of the Merger Agreement through the effective time of the Merger, will permit the other party to have reasonable access to the officers and senior management, the premises, agents, books, records and contracts of or pertaining to the other party, as may reasonably be requested in writing;

•	each party will hold and treat in confidence all documents and information concerning the other party and its subsidiaries furnished in connection with the Merger or Merger Agreement pursuant to the confidentiality agreement between Old National and Founders;

•	Old National will maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the Merger to cover the present and former officers and directors of Founders and Founders Bank & Trust with respect to claims against such directors and officers arising from facts or events which occurred before the effective time, and for six years after the effective time, continue the indemnification and exculpation rights of the present and former officers and directors of Founders and Founders Bank & Trust against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the effective time to the full extent then permitted under the articles of incorporation or bylaws of Founders or Founders Bank & Trust or any indemnification arrangement or agreement disclosed to Old National;

•	if any anti-takeover laws of any governmental entity are or may become applicable to the Merger, the parties agree to use their respective commercially reasonable efforts to take such action as reasonably necessary so that the Merger may be consummated as promptly as practicable under the terms of the Merger Agreement or so as to eliminate or minimize the effects of any such law on the Merger;

•	each party will take all such steps as may be required to cause any acquisitions or dispositions of Old National common stock (including derivative securities with respect to Old National common stock and converted stock — based awards) resulting from the Merger and the other transactions contemplated by the Merger Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Old National immediately following the effective time of the Merger, to be exempt under Rule 16b–3 promulgated under the Exchange Act;

•	each party will keep the other party reasonably informed with respect to the defense or settlement of any securityholder action against it and its directors relating to the Merger, will give the other party opportunity to consult with it regarding the defense or settlement of any such securityholder action, and will not settle any such action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

•	the parties agree that each party will not, and will not permit any of their respective subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, and each party will use commercially reasonable efforts to cause the Merger to so qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986;

•	Founders will, upon Old National’s request, cooperate with Old National to prepare documentation and take such other steps as may be necessary to effect the consolidation of the parties’ respective subsidiary banks at the effective time of the Merger;

•	Founders will use commercially reasonable efforts to deliver within seven business days of the date of the Merger Agreement the written fairness opinion of Donnelly Penman that the Merger Consideration is fair to the shareholders of Founders from a financial point of view;

•	Founders will permit Old National to conduct environmental assessments of all real property owned, leased or used by Founders or its subsidiaries as of the date of the Merger Agreement, and any real property acquired or leased by Founders or its subsidiaries after the date of the Merger Agreement, and to cooperate with Old National in its phase one and/or phase two environmental investigation on all real property owned or leased by Founders or its subsidiaries as of the date of the Merger Agreement, and any real property acquired or leased by Founders or its subsidiaries after the date of the Merger Agreement; and

•	Prior to the effective time, Founders shall and shall cause its subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Old National may reasonably request and Founders and its subsidiaries shall deem to be appropriate or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement — Employee Benefit Matters” and “Interests of Certain Directors and Officers of Founders in the Merger.”

Acquisition Proposals by Third Parties

Except as described below, Founders has agreed that, from the time of the execution of the Merger Agreement until the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with the terms of the Merger Agreement, it will not and will cause its subsidiaries and representatives to not:

•	solicit, initiate, encourage or knowingly facilitate (including by way of furnishing non–public information) any inquiries regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, a proposal that constitutes takeover proposal; or

•	engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other party material nonpublic information in connection with any takeover proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make a takeover proposal. Founders will, and will cause each of its subsidiaries and each of its and its subsidiaries’ representatives to, immediately upon execution of the Merger Agreement, cease any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to any takeover proposal.

Notwithstanding the restrictions described above, at any time prior to obtaining the Founders shareholder approval, if Founders receives a takeover proposal from a person, Founders and its representatives are permitted, subject to certain conditions, (a) to contact such person and its representatives to request that such person provide clarification of any term or condition of such takeover proposal that the Founders board of directors determines in good faith to be ambiguous or unclear, and (b) if the Founders board of directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such takeover proposal constitutes, or is reasonably expected to lead to, a superior proposal, and that failure to take such action would more likely than not to result in a breach of the Founders board of directors’ fiduciary duties, to furnish to such person information with respect to Founders and participate in discussions or negotiations with such person.

A “takeover proposal” means any inquiry, proposal or offer from any person (other than Old National and its subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (1) acquisition of assets of Founders and its subsidiaries equal to more than 20% of Founders’ consolidated assets or to which more than 20% of Founders’ revenues or earnings on a consolidated basis are attributable, (2) acquisition of more than 10% of the outstanding Founders common stock or the capital stock of any subsidiary of Founders, (3) tender offer or exchange offer that if consummated would result in any person beneficially owning more than 20% of the outstanding Founders common stock, (4) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Founders or any of its subsidiaries or (5) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Founders common stock involved is more than 20%; in each case, other than the Merger.

A “superior proposal” means, any bona fide written takeover proposal that the Founders board of directors has determined in its good–faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to result in the consummation of a transaction more favorable to the Founders shareholders from a financial point of view than the Merger, taking into account (A) all relevant legal, regulatory and financial aspects of the proposal (including certainty of closing) and the person making the proposal, and (B) any changes to the terms of the Merger Agreement proposed by Old National in response to such proposal or otherwise, provided that for purposes of the definition of “superior proposal,” the references to “20%” in the definition of takeover proposal above shall be deemed to be references to “50%.”

The Merger Agreement requires that Founders fully inform Old National as to the status on a current basis of any takeover proposal, including any material developments, discussions or negotiations regarding any takeover proposal.

Changes in Founders Board Recommendation

The Founders board of directors has agreed, subject to certain exceptions summarized below, not to:

•	fail to recommend the approval of the Merger Agreement,

•	change, qualify, withhold, withdraw or modify, or publicly propose to take such action, in a manner adverse to Old National, its recommendation to approve the Merger Agreement,

•	take any formal action or make any recommendation or public statement in connection with a tender offer of exchange offer other than a recommendation of rejection of such offer, taking no position with respect to such offer, or a temporary “stop, look and listen” communication pursuant to Rule 14d–9(f) of the Exchange Act, or

•	adopt, approve or recommend a takeover proposal.

Notwithstanding the restrictions described above, prior to obtaining the Founders shareholder approval, the Founders board of directors is permitted to make an adverse recommendation change if, the Founders board of directors, has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that a takeover proposal constitutes a superior proposal.

Prior to making an adverse recommendation change, the Founders board of directors must inform Old National in writing of its intention to make an adverse recommendation change and provide to Old National the material terms and conditions of the takeover proposal and identity of the person making the takeover proposal. During this notice period, Founders must negotiate with Old National (if it wishes to do so) to enable Old National to revise the terms of the Merger Agreement so that the superior proposal no longer constitutes a superior proposal. Following the notice period, the Founders board of directors must consider in good faith any changes to the Merger Agreement proposed by Old National and have determined that the superior proposal continues to constitute a superior proposal.

Conditions to the Merger

The obligations of Old National and Founders to consummate the Merger are subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	the approval of the Merger Agreement by holders of at least two-thirds of the outstanding shares of Founders common stock entitled to vote;

•	the receipt and effectiveness of all required regulatory approvals, which shall not contain any conditions, restrictions or requirements which Old National’s board of directors reasonably determines in good faith would, following the effective time of the Merger, have a material adverse effect on Old National or Founders;

•	the absence of any law making illegal or otherwise preventing the consummation of the Merger;

•	the absence of any temporary, preliminary or permanent restraining order preventing the consummation of the Merger;

•	the absence of any order of a court or agency enjoining or prohibiting the consummation of the Merger;

•	the declaration of effectiveness by the SEC of this registration statement of which this proxy statement and prospectus forms a part, which registration statement must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

•	the authorization for listing on the NASDAQ Global Select Market of the Old National common stock to be issued pursuant to the Merger, subject to official notice of issuance.

The obligations of Old National to effect the Merger are subject to satisfaction, or waiver, of the following additional conditions:

•	(1) the representations and warranties of Founders (other than certain representations related to Founders’ organization and good standing, Founders’ ownership of subsidiaries and organization and good standing of those subsidiaries, Founders’ capitalization and Founders’ authorization of the Merger Agreement) being true and correct as of the closing date as though made as of such date (or, if made as of a specific date, as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, a material adverse effect with respect to Founders, (2) certain representations and warranties related to Founders’ organization and good standing, Founders’ ownership of subsidiaries and organization and good standing of those subsidiaries and Founders’ capitalization being true and correct in all but de minimus respects as of the closing date as though made as of the closing (or, if made as of a specific date, in all but de minimus respects as of such date), and (3) the representations and warranties of Founders related to Founders’ authorization of the Merger Agreement being true and correct as of the closing date as though made as of such date (or, if made as of a specific date, as of such date) in all material respects;

•	Founders having performed in all material respects all of the covenants required to be performed by it under the Merger Agreement at or prior to the closing;

•	the receipt by Old National of a certificate, dated as of the closing date, executed by the chief executive officer or chief financial officer of Founders certifying as to the satisfaction of the conditions described in the preceding two bullet points;

•	the absence of any change, state of facts, event, development or effect since December 31, 2013, that has had or would reasonably be expected to have a material adverse effect with respect to Founders;

•	the receipt by Old National from Krieg DeVault LLP of a written opinion, dated as of the closing date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•	Old National must have received a letter of tax advice, in a form satisfactory to Old National, from Founders’ outside, independent certified public accountants to the effect that any amounts that are paid by Founders or Founders Bank & Trust before the effective time of the Merger, or required under Founders’ employee benefit plans or the Merger Agreement to be paid at or after the effective time of the Merger, to persons who are “disqualified individuals” under Section 280G of the Internal Revenue Code with respect to Founders, Founders Bank & Trust, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code; and

•	Founders’ consolidated shareholders’ equity (computed in accordance with the Merger Agreement) shall not be less than $35,000,000 as of the end of the month prior to the effective time of the Merger. As of June 30, 2014, Founders’ consolidated shareholders’ equity, as adjusted in accordance with the Merger Agreement, was approximately $40.3 million.

The obligations of Founders to effect the Merger are subject to satisfaction, or waiver, of the following additional conditions:

•	(1) the representations and warranties of Old National (other than certain representations related to Old National’s organization and good standing, Old National’s ownership of subsidiaries and good standing and organization of those subsidiaries, Old National’s capitalization and Old National’s authorization of the Merger Agreement) being true and correct as of the closing date as though made as of such date (or, if made as of a specific date, as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, a material adverse effect with respect to Old National, (2) certain representations and warranties related to Old National’s organization and good standing, Old National’s ownership of subsidiaries and good standing and organization of those subsidiaries and Old National’s capitalization being true and correct in all but de minimus respects as of the closing date as though made as of the closing (or, if made as of a specific date, in all but de minimus respects as of such date), and (3) the representations and warranties of Old National related to Old National’s authorization of the Merger Agreement being true and correct as of the closing date as though made as of such date (or, if made as of a specific date, as of such date) in all material respects;

•	Old National having performed in all material respects all of the covenants required to be performed by it under the Merger Agreement at or prior to the closing;

•	the receipt by Founders of a certificate, dated as of the closing date, executed by the chief executive officer or chief financial officer of Old National certifying as to the satisfaction of the conditions described in the preceding two bullet points;

•	the absence of any change, state of facts, event, development or effect since December 31, 2013, that has had or would reasonably be expected to have a material adverse effect with respect to Old National; and

•	the receipt by Founders from Warner Norcross of a written opinion, dated as of the closing date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Under the Merger Agreement, a material adverse effect means with respect to Founders and Old National, any event, occurrence, fact, condition or change that (a) is materially adverse to the business, results of operations, financial condition, business, or assets of Founders or Old National and their respective subsidiaries, taken as a whole, or (b) prohibits or materially impairs the ability of Founders or Old National, to consummate the transactions contemplated by the Merger Agreement on a timely basis;

provided, however, that, for the purposes of clause (a), a material adverse effect shall not include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from (either alone or in combination):

•	conditions or changes generally affecting the economy, financial or securities markets;

•	any outbreak or escalation of hostilities, war (whether or not declared) or military action or any act of terrorism, the occurrence of any natural disaster, or occurrence of any man-made disaster;

•	general conditions in or changes generally affecting the banking industry or geographic regions in which Founders or Old National and their respective subsidiaries operate;

•	changes in laws (or interpretations thereof);

•	changes in GAAP or accounting standards (or interpretations thereof);

•	compliance with the terms of, or the taking of any action required by, the Merger Agreement;

•	the announcement or pendency of the Merger or any other transaction contemplated by the Merger Agreement; and

•	acts or omissions of

•	Founders prior to the effective time of the Merger taken at the written request of Old National or with the prior written consent of Old National; or

•	Old National prior to the effective time of the Merger taken at the written request of Founders or with the prior written consent of Founders.

Expenses

Except as otherwise provided in the Merger Agreement, Founders and Old National will be responsible for their respective expenses incidental to the Merger.

Employee Benefit Matters

The Merger Agreement requires Old National to make available to the officers and employees of Founders and Founders Bank & Trust who continue as employees of Old National or any subsidiary substantially the same employee benefits, including severance, on substantially the same terms and conditions as Old National offers to similarly situated officers and employees. Founders and Founders Bank & Trust employees will receive full credit, after the Merger, for all prior service with Founders, Founders Bank & Trust, or their predecessors for purposes of any applicable eligibility and vesting service requirements under any of Old National’s employee benefit plans. Founders and Founders Bank & Trust employees who become employees of Old National or any of its subsidiaries will become eligible to participate in Old National’s employee benefit plans as soon as reasonably practicable after the effective time of the Merger, or if later, as of the termination of the corresponding Founders benefit plan.

Termination

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, and, except as described below, whether before or after the receipt of the required Founders shareholder approval, under the following circumstances:

•	by mutual written consent of Old National and Founders;

•	by either Old National or Founders:

•	if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order or other action is final and nonappealable, but such termination right is not available to the party seeking to terminate if (a) the failure of Founders, in the case of a termination by Founders, or (b) the failure of Old National, in the case of a termination by Old National, to perform any of its obligations under the Merger Agreement required to be performed at or prior to the effective time of the Merger, has been a substantial cause of, or a substantial factor that resulted in, the issuance of such an order or the taking of such an action;

•	if the Merger does not occur before May 30, 2015, except that the right to terminate the Merger Agreement shall not be available to the party seeking to terminate if (a) the failure of Founders, in the case of termination by Founders, or (b) the failure of Old National, in the case of a termination by Old National, to perform any of its obligations of the Merger Agreement required to be performed at or prior to the effective time of the Merger has been a substantial cause of, or a substantial factor that resulted in, the failure of the effective time of the Merger to occur on or before May 30, 2015; or

•	if the Founders shareholder meeting (including any postponements or adjournments thereof) has concluded and been finally adjourned and the Founders shareholder approval has not been obtained;

•	by Founders, if Old National has breached the Merger Agreement, such that the conditions to Founders’ obligations to complete the Merger are not satisfied, and which breach either (A) cannot be cured by May 30, 2015 or (B) if capable of being cured by May 30, 2015, has not been cured within thirty business days following receipt of written notice from Founders of such breach, except in the event that Founders is then in breach of the Merger Agreement, such that the conditions to Old National’s obligations to complete the Merger are not satisfied;

•	by Old National, if Founders has breached the Merger Agreement, such that the conditions to Old National’s obligations to complete the Merger are not satisfied, and which breach either (A) cannot be cured by May 30, 2015, or (B) if capable of being cured by May 30, 2015, has not been cured within thirty business days following receipt of written notice from Old National of such breach, except in the event that Old National is then in breach of the Merger Agreement, such that the conditions to Founders’ obligations to complete the Merger are not satisfied;

•	by Old National prior to the receipt of the Founders shareholder approval if the Founders board of directors changes its recommendation or fails to reject a takeover proposal and reaffirm its recommendation within five business days of public announcement of such takeover proposal, if Founders enters into an agreement relating to a takeover proposal, or in the absence of a takeover proposal and only during the period which is ten days before the mailing date of the proxy statement and prospectus and the date of the Founders special meeting, the Founders board of directors fails to publicly reaffirm its recommendation within five business days of a written request by Old National;

•	by Founders prior to receipt of the Founders shareholder approval, in order to enter into a definitive agreement that constitutes a superior proposal, provided that (A) such agreement has not resulted from Founders’ breach of its obligations with respect to acquisition proposals by third parties, and (B) Founders pays the termination fee described below prior to or simultaneously with such termination; or

•	by Old National if the after-tax cost of all remedial or other corrective actions and measures required by applicable law to be taken with respect to Founders’ real property is estimated to exceed, in the aggregate, $1,500,000, or if the cost of such actions and measures cannot be so reasonably estimated.

Termination Fee

Founders is required to pay Old National a $3,500,000 termination fee if the Merger Agreement is terminated in the following circumstances:

•	if Old National terminates the Merger Agreement because, prior to the receipt of the Founders shareholder approval, the Founders board of directors changes its recommendation or fails to reject a takeover proposal and reaffirm its recommendation within five business days of public announcement of such takeover proposal, if Founders enters into an agreement relating to a takeover proposal, or in the absence of a takeover proposal and only during the period which is ten days before the mailing date of the proxy statement and prospectus and the date of the Founders special meeting, the Founders board of directors fails to publicly reaffirm its recommendation within five business days of a written request by Old National;

•

if Old National terminates the Merger Agreement because Founders has breached the Merger Agreement, such that the conditions to Old National’s obligations to complete the Merger are not satisfied, and which either (A) cannot be cured by May 30, 2015 or (B) if capable of being cured by May 30, 2015, has not been cured within thirty business days following receipt of written notice from Old National of such breach, provided that Old National is not then in breach of the Merger

Agreement, such that the conditions to Founders’ obligations to complete the Merger are not satisfied, and (1) any person has made a takeover proposal to Founders on or after the date of the Merger Agreement but prior to the date that the Merger Agreement is terminated, and (2) within twelve months after the date of termination, Founders consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal (except that the references to “more than 20%” in the definition of “takeover proposal” will be deemed to be references to “more than 50%”);

•	if (A) the Merger Agreement is terminated by Old National or Founders because the Merger does not occur on or before May 30, 2015 or the Merger Agreement is terminated by Old National or Founders because the Founders shareholder meeting has concluded and been finally adjourned and the Founders shareholder approval has not been obtained; (B) any person has made a takeover proposal to Founders on or after the date of the Merger Agreement but prior to (1) the date that the Merger Agreement is terminated, in the event the Merger Agreement is terminated by Founders because the Merger does not occur on or before May 30, 2015, or (2) the Founders shareholder meeting, in the case of a termination because the Founders shareholder meeting has concluded and been finally adjourned and the Founders shareholder approval has not been obtained; and (C) within twelve months after the date of termination, Founders consummates a takeover proposal or enters into a definitive agreement with respect to a takeover proposal (except that the references to “more than 20%” in the definition of “takeover proposal” will be deemed to be references to “more than 50%”);

•	if Founders terminates the Merger Agreement prior to receipt of the Founders shareholder approval to enter into a definitive agreement that constitutes a superior proposal.

Upon the termination of the Merger Agreement in accordance with its terms and payment of a termination fee by Founders, if applicable, neither party will have any continuing liability to the other party, except for damages arising from a willful or intentional breach of the Merger Agreement or fraud.

Management and Operations After the Merger

Old National’s officers and directors serving at the effective time of the Merger shall continue to serve as Old National’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office. Old National’s articles of incorporation and by-laws in existence as of the effective time of the Merger shall remain Old National’s articles of incorporation and by-laws following the effective time, until such Articles of Incorporation and By-laws are further amended as provided by applicable law.

Environmental Inspections

Under the Merger Agreement, Old National has the right to terminate the Merger Agreement and not consummate the transaction if any of the real estate owned by Founders or Founders Bank & Trust is determined, after proper investigation, to be contaminated and the after tax cost to remediate such contamination would be estimated in good faith to exceed $1.5 million or cannot reasonably be estimated.

Effective Time of the Merger

Unless otherwise mutually agreed to by the parties, the effective time of the Merger is expected to occur on the last business day of the month in which the closing of the Merger occurs. The parties currently anticipate closing the Merger in the first half of 2015.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency and

the Federal Reserve Board. Old National will file applications with each regulatory authority to obtain the approvals. Old National cannot be certain when such approvals will be obtained or if they will be obtained.

Voting Agreements

As of the record date, the directors of Founders beneficially owned — shares, or approximately —% of the outstanding shares of Founders common stock, including shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, the directors of Founders each executed a voting agreement pursuant to which the directors agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, in favor of approval of the Merger Agreement.

Accounting Treatment of the Merger

Old National will account for the Merger under the “acquisition” method of accounting in accordance with United States’ generally accepted accounting principles. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of Founders will be recorded by Old National at their respective fair values at the time of the completion of the Merger. The excess of Old National’s purchase price over the net fair value of the tangible and identified intangible assets acquired less liabilities assumed, will be recorded as goodwill.

NASDAQ Global Select Market Listing

Old National common stock currently is listed on the NASDAQ Global Select Market under the symbol “ONB.” The shares to be issued to the Founders shareholders in the Merger will be eligible for trading on the NASDAQ Global Select Market.

No Dissenters’ Rights

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the MBCA. Under the Founders articles of incorporation and the MBCA, holders of Founders common stock will not have dissenters’ rights in connection with the Merger.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF FOUNDERS IN THE MERGER

When considering the recommendation of the Founders board of directors, you should be aware that some of the executive officers and directors of Founders and Founders Bank & Trust have interests that are different from, or in conflict with, your interests. The board of directors was aware of these interests when it adopted the Merger Agreement. Except as described below, to the knowledge of Founders, the executive officers and directors of Founders do not have any material interest in the Merger apart from their interests as shareholders of Founders.

Treatment of Founders’ Stock-Based Awards

At the effective time of the Merger, each right of any kind to receive Founders common stock or benefits measured by the value of a number of shares of Founders common stock granted under the Founders stock plans will be converted into an award with respect to a number of shares of Old National common stock equal to the product of (1) the aggregate number of shares of Founders common stock subject to such award, multiplied by (2) the sum of (A) the Exchange Ratio and (B) $38.00 divided by the Final Purchaser Price (the “Converted Stock-Based Award Ratio”). Such converted awards shall otherwise continue to have, and be subject to, the same terms and conditions set forth in the applicable Founders stock plan (or any other agreement to which such converted award was subject immediately prior to the effective time of the Merger). The exercise or strike price (if any) per share of Old National common stock applicable to any converted stock-based award shall be equal to (a) the per share exercise price of such award immediately prior to the effective time divided by (b) the Converted Stock-Based Award Ratio. All Founders stock awards will fully vest as of the effective time of the Merger.

Notwithstanding the foregoing, by September 8, 2014, any holder may elect and consent to the cash-out of all of the holder’s Founders stock options, into an amount of cash for each share of Founders common stock subject to such Founders stock options equal to (a) the sum of (1) the Exchange Ratio multiplied by the Final Purchaser Price and (2) $38.00 minus (b) the amount of the exercise price per share of such Founders stock options, which amount shall be paid in a lump sum as soon as administratively possible following the effective time of the Merger. Old National has agreed to extend the election period until seven days before the closing date of the Merger; provided that the extension of the election period shall not extend the exercise period of any Founders stock options.

Existing Employment Agreements with Founders’ Executive Officers

Founders has entered into employment agreements with the following executives officers: Ms. Beard, Mr. Conway and Scott W. LaBarge. Old National will enter into Mutual Termination of Employment Agreements with Ms. Beard and Messrs. Conway and LaBarge under which Old National will honor all change in control payment obligations under their Founders’ employment agreements and those agreements will terminate as of the effective time of the Merger.

Following the completion of the Merger, under her Mutual Termination of Employment Agreement Ms. Beard will be entitled to receive a lump sum severance payment equal to the sum of (1) 24 times her average monthly compensation (base salary and average of last three annual bonuses paid, if any), (2) 0.99 times her annual salary determined immediately before the effective time and (3) two times the annual premium cost (both employer and executive contributions) of her health and dental insurance, to be paid in a lump sum in the first payroll period following the effective time. Under his Mutual Termination of Employment Agreement, Mr. Conway will be entitled to receive a lump sum severance payment equal to the sum of (1) 24 times his average monthly compensation (base salary and average of last three annual bonuses paid, if any), and (2) 1.5 times the annual premium cost (both employer and executive contributions) of his health and dental insurance, to be paid in a lump sum in the first payroll period following the effective time. Under his Mutual Termination of Employment Agreement, Mr. LaBarge will be entitled to receive a lump sum severance payment equal to the sum of (1) twelve times his average monthly compensation (base salary and average of last three annual bonuses paid, if any) and (2) 0.80 times the annual premium cost (both employer and executive contributions) of his health and dental insurance to be paid in a lump sum in the first payroll period following the effective time of the Merger. In all cases, the amount of the lump sum severance payment may be no more than 2.99 times the individual’s base amount as defined in Section 280G of the Internal Revenue Code.

Offers of Employment to Certain Founders Executive Officers

On July 25, 2014, Old National Bank presented written offers of at will employment following the effective time of the Merger to Ms. Beard and Mr. Conway, which Ms. Beard and Mr. Conway accepted. Pursuant to these offers of employment, Ms. Beard will be employed as the Region President and will receive an annual base salary of $289,425 and Mr. Conway will be employed as EVP, Commercial & Mortgage Relationship Executive and will receive an annual base salary of $221,700. Ms. Beard and Mr. Conway will each be eligible to receive a cash retention bonus of $50,000 and $30,000, respectively, subject to continued employment with Old National Bank on the first anniversary of the closing date of the Merger and payable following such date. Following the closing date of the Merger, Mr. Conway will also be granted 1,800 shares of Old National service-based restricted stock as a retention bonus that will vest one-third each year on the anniversary date of the closing date of Merger.

Cash Incentive Payments and Retirement Plan Contributions

In connection with the completion of the Merger, cash payments will be made to Ms. Beard and Messrs. Conway and LaBarge under Founders’ incentive compensation plans on a pro-rated basis on the portion of the plan year completed before the effective time of the Merger, assuming any individual performance goals are satisfied and the Founders performance goals are satisfied at the target level of performance. In addition, discretionary profit-sharing and matching contributions to the Founders Bank & Trust 401(k) Profit Sharing Plan (including the accounts of Ms. Beard and Messrs. Conway and LaBarge) will be made on the basis of 2013 contribution levels for the period completed before the effective time of the Merger, whether the effective time of the Merger occurs in 2014 or 2015.

Retention Bonus to Certain Executive Officer

If Mr. LaBarge remains an active associate of Old National following the integration/conversion weekend, Old National shall pay a retention bonus to Mr. LaBarge in the amount of $25,000.

Indemnification and Insurance of Directors and Officers

Old National has agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the effective time of the Merger existing in favor of current or former directors and officers of Founders and Founders Bank & Trust as provided in the articles of incorporation or bylaws of Founders and Founders Bank & Trust and any existing indemnification agreements or arrangements disclosed to Old National shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the effective time of the Merger.

In addition, Old National has agreed to cause Founders’ and Founders Bank & Trust’s directors and officers to be covered for a period of six years after the effective time of the Merger by Founders’ existing directors’ and officers’ liability insurance policy and fiduciary liability policy (or a substitute policy obtained by Old National having the same coverages and amounts and terms and conditions that are not less advantageous to such directors and officers) with respect to acts or omissions occurring before the effective time of the Merger; provided that Old National shall not be required to spend more than 300% of the last annual premium paid by Founders for such insurance. If the cost of insurance exceeds such limit, Old National will use its reasonable efforts to obtain as much comparable coverage as possible.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, Founders shareholders will exchange their shares of Founders common stock for shares of Old National common stock and cash. Founders is organized under the laws of the State of Michigan, and the rights of Founders shareholders are governed by the applicable laws of the State of Michigan, including the MBCA, and the Founders articles of incorporation, as amended (the “Founders Articles”) and amended and restated by-laws, as amended (the “Founders Bylaws”). Old National is organized under the laws of the State of Indiana, and the rights of Old National’s shareholders are governed by the applicable laws of the State of Indiana, including the Indiana Business Corporation Law (the “IBCL”), and Old National’s third amended and restated articles of incorporation (the “Old National Articles”) and amended and restated by-laws (the “Old National By-Laws”). In addition, as Old National common stock is listed on the NASDAQ Global Select Market, Old National’s corporate governance is subject to compliance with the Nasdaq Corporate Governance Rules. Upon consummation of the Merger, the Founders shareholders will become Old National shareholders, and the Old National Articles, the Old National By-Laws, the IBCL and the rules and regulations applying to public companies will govern their rights as Old National shareholders.

The following discussion is a summary of the material differences between the current rights of Old National shareholders and the current rights of Founders shareholders, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the IBCL, the MBCA, the Old National Articles, the Founders Articles, the Old National By-Laws, the Founders Bylaws and such other governing documents referenced in this summary of shareholder rights. Old National has filed with the SEC and/or made available on its corporate website its respective governing documents referenced in this summary of shareholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page —.

Old National	Founders
Authorized Capital Stock

Old National currently is authorized to issue up to 150,000,000 shares of common stock, no par value, of which 105,877,708 shares were outstanding as of July 24, 2014. Old National is also authorized to issue up to 2,000,000 shares of preferred stock, no par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.	Founders currently is authorized to issue up to 4,050,000 shares, consisting of 4,000,000 shares of common stock, no par value, of which 1,046,703 shares were outstanding as of July 24, 2014. Founders is also authorized to issue up to 50,000 shares of preferred stock, no par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.

Issuance of Additional Shares

Old National’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Old National Articles, without shareholder approval, subject only to the restrictions of the IBCL, the Old National Articles and the NASDAQ Global Select Market. Old National’s board of directors may also authorize the issuance of preferred stock up to the amounts authorized in the Old National Articles, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Old National’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the IBCL, the Old National Articles and the NASDAQ Global Select Market. Any preferred shares issued may also rank	The Founders board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Founders Articles, without shareholder approval, subject only to the restrictions of the MBCA and the Founders Articles. The Founders board of directors may also authorize the issuance of preferred stock up to the amounts authorized in the Founders Articles, without shareholder approval, in one or more series, each having the designations and relative voting, distribution, dividend, liquidation and other rights, preferences and limitations, consistent with the MBCA, as shall be stated in the applicable resolutions creating the series or any amendments thereto.

Old National	Founders

senior to Old National’s common stock as to rights upon liquidation, winding-up or dissolution.

Number, Classification and Qualifications of Directors

The Old National By-Laws provide that the board of directors shall be comprised of 15 members. All directors of Old National are elected for terms expiring at the next annual meeting of the shareholders and until their respective successors have been duly elected and qualified or such director’s earlier resignation, death or removal. Any vacancy occurring on the board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of not less than a majority of the remaining directors then in office, even though such directors remaining in office may constitute less than a quorum of the board of directors.

The Old National Articles provide that directors need not be shareholders of Old National. The Old National By-Laws provide that a director shall not qualify to serve as such effective as of the end of the term during which he or she becomes 75 years of age. The Old National By-Laws further provide that the board of directors may establish other qualifications for directors in its Corporate Governance Guidelines in effect from time to time.

The Founders Articles provide that the board of directors shall be comprised of not less than seven directors, with the exact number of directors to be determined by resolution adopted by the affirmative vote of at least two-thirds of the entire board of directors. The Founders board of directors currently consists of 11 members. The Founders Articles further provide for the board of directors to be divided into three classes, with directors in each class elected to staggered three-year terms. Holders of common stock are entitled to elect one class of directors constituting approximately one-third of the board of directors for a three-year term at each annual meeting of shareholders. Consequently, it could take two annual elections to replace a majority of the Founders board of directors.

The Founders Articles provide that directors must be permanent residents of Kent County, Michigan, for at least 24 months prior to commencing services as a director. This qualification can be waived as to any director by the affirmative vote of at least two-thirds of the board of directors. The board of directors has exclusive discretion to determine a potential director’s qualification, subject to any election rights of shareholders pursuant to the MBCA, the Founders Articles, and the Founders Bylaws.

The Founders Bylaws provide that directors must be at least 21 years of age, and must be U.S. citizens.

The Founders Articles provide that subject to the rights of holders of preferred stock then outstanding, any vacancies on the board of directors, or newly created director positions, shall be filled by a majority vote of directors then in office, whether or not a quorum. A director chosen to fill a vacancy or newly created position will serve until the next election for such director’s respective class. Any newly created or eliminated positions shall be appointed by the board among the classes to make all classes as equal in number as possible.

Election of Directors

Old National’s directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Old National’s board of	Founders’ directors are elected by a plurality of the votes cast at an election. Directors cannot be elected by written consent in lieu of a meeting.

Old National	Founders

directors has adopted a corporate governance policy regarding director elections that is contained in Old National’s Corporate Governance Guidelines. The policy provides that in any uncontested election, any nominee for director who receives a greater number of votes “withheld” for his or her election than votes “for” such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. Old National’s Corporate Governance and Nominating Committee of its board of directors, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the board of directors whether to accept it. The board of directors, without participation by any director so tendering his or her resignation, will act on the Corporate Governance and Nominating Committee’s recommendation no later than 90 days following the date of the annual meeting of shareholders at which the election occurred. If the board of directors decides to accept the director’s resignation, the Corporate Governance and Nominating Committee will recommend to the board of directors whether to fill the resulting vacancy or to reduce the size of the board. Old National will promptly disclose the decision of its board of directors and the reasons for the decision in a broadly disseminated press release that will also be filed with the SEC on a Form 8-K.

Removal of Directors

Under the IBCL, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise. The Old National By-Laws provide that any director or the entire board of directors (exclusive of directors who may be elected by the holders of one or more series of preferred stock) may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one or more directors, or (ii) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.

Under the MBCA, unless the articles of incorporation provide otherwise, shareholders may remove a director or the entire board of directors with or without cause. Founders Articles provide that a director may be removed only for good cause, as defined in the Founders Articles, which is determined by the affirmative vote of two-thirds of the total number of directors (without including the director subject to the removal determination).

Upon receipt of a request from a shareholder to remove a director, the board of directors shall determine if good cause for removal exists by the affirmative vote of at least two-thirds of the entire board of directors. The director subject to the removal determination is excluded from the total number of directors and is not entitled to vote on the removal or related matters. Upon the board of directors finding good cause for removal, a director may be removed at an election meeting or a special meeting of shareholders by the affirmative vote of a majority of the shares entitled to vote.

Old National	Founders

Transactions Involving Directors

The Old National Articles allow directors to have an interest in a contract or transaction with Old National, if the interest is disclosed to or known by the board of directors, and the board authorizes, approves or ratifies the contract or transaction by a majority vote of those present, with the interested director to be counted in determining the existence of a quorum, but not in calculating a majority to approve the transaction. In addition, the IBCL allows a director to have a direct or indirect interest in a transaction with Old National if any of the following circumstances have been established: (i) the transaction was fair to Old National; (ii) the material facts of the transaction and the director’s interest were disclosed or known to the board of directors or a committee of the board and the board of directors or committee authorized, approved or ratified the transaction; or (iii) the material facts of the transaction and the director’s interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction. A transaction is authorized, approved or ratified under clause (ii) above if it received the affirmative vote of the majority of the directors on the board or the committee who had no interest in the transaction, but a transaction may not be authorized, approved or ratified by a single director. For purposes of the shareholder vote to authorize, approve or ratify a transaction under clause (iii) above, shares owned by or voted under the control of the interested director may be counted in the vote.	The MBCA allows a director to have a direct or indirect interest in a transaction with Founders if any of the following circumstances have been established: (1) the transaction was fair to Founders at the time it was entered into; (2) the material facts of the transaction and the director’s interest were disclosed or known to the board of directors, a committee of the board or the independent director or directors, and the board of directors, committee or independent director or directors authorized, approved or ratified the transaction; or (3) the material facts of the transaction and the director’s interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction. A transaction is authorized, approved or ratified under clause (2) above if it received the affirmative vote of the majority of the directors on the board or the committee who had no interest in the transaction, though less than a quorum, or all independent directors who had no interest in the transaction. A transaction is authorized, approved or ratified under clause (3) above if it received the majority of votes cast by the holders of shares who did not have an interest in the transaction.

Director Liability

Pursuant to the IBCL, an Old National director will not be liable to Old National shareholders for any action or failure to act in his or her capacity as director, unless the director has breached or failed to perform his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and the breach or failure to perform these duties constitutes willful misconduct or recklessness.	The MBCA provides that a corporation’s articles of incorporation may provide that a director will not be personally liable to the corporation or its shareholders for any action taken or any failure to take any action as a director, with the exception of liability for certain actions. The Founders Articles provide that a director of Founders will not be personally liable to Founders or its shareholders for monetary damages for a breach of the director’s fiduciary duty to the extent permitted by the MBCA.

Indemnification of Directors, Officers and Employees

Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the	Under the MBCA, a Michigan corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, if the

Old National	Founders

case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding. In addition, unless limited by its articles of incorporation, an officer of a corporation, whether or not a director, is entitled to mandatory indemnification to the same extent as a director, and a corporation may also indemnify and advance expenses to an officer, employee or agent to the same extent as to a director.

The Old National Articles and Old National By-Laws provide that every person who is or was a director, officer or employee of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National shall be indemnified by Old National against any and all liability and expense that may be incurred by him or her in connection with, resulting from, or arising out of any claim, action, suit or proceeding, provided that the person is wholly successful with respect to the claim, action, suit or proceeding, or acted in good faith in what he reasonably believed to be in or not opposed to the best interests of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National. Old National will also indemnify each director, officer and employee acting in such capacity in connection with criminal proceedings provided the director, officer or employee had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Old National extends to attorney fees, disbursements, judgments, fines, penalties or settlements. Old National may also advance expenses or undertake the defense of a director, officer or employee upon receipt of an undertaking by such person to repay such expenses if it should ultimately be person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

Additionally, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of a proceeding, the corporation must indemnify him or her against actual and reasonable expenses, including attorney’s fees, incurred by him or her in connection with the action.

The Founders Articles require Founders to indemnify any director to the fullest extent permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of Founders, a subsidiary, or otherwise) arising out of his or her service as a director, trustee, officer, or any other capacity to Founders, a subsidiary, a trust or any other person at the request of Founders or a subsidiary. Founders may similarly indemnify any person who is not a director to the extent authorized by the board of directors or the Founders Bylaws. The Founders Bylaws may expand, but not diminish, the scope of indemnification provided in the Founders Articles.

The Founders Bylaws require Founders to indemnify directors and executive officers against actions brought by a party other than Founders (i.e., against expenses, attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action) if the director or executive officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Founders or its shareholders, and, with respect to criminal actions or proceedings, had no reasonable cause to believe his or her conduct was unlawful. Non-directors and executive officers of Founders can be similarly indemnified to the extent authorized by the board of directors. If the action or suit is brought by Founders, Founders is required to indemnify a director or executive officer against actions (i.e., against expenses, including actual and reasonable attorneys’ fees, and amounts paid in settlement

Old National	Founders

determined that he or she is not entitled to indemnification.

In order for a director, officer or employee to be entitled to indemnification, the person must be wholly successful with respect to such claim or either the board of directors of Old National acting by a quorum consisting of directors who are not parties to, or who have been wholly successful with respect to such claim, action, suit or proceeding, or independent legal counsel must determine that the director, officer or employee has met the standards of conduct required by the Old National Articles.

The IBCL permits Old National to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Old National, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old National maintains such insurance for the directors, officers and employees of Old National and any subsidiary of Old National.

actually and reasonably incurred by him or her in connection with the defense or settlement of such action), if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of Founders or its shareholders. If the director or executive officer is found liable to Founders, indemnification will only be made after determination by a court. Non-directors and executive officers of Founders can be similarly indemnified to the extent authorized by the board of directors. Any such indemnification of a director or executive officer (unless ordered by a court) must be authorized upon a determination that indemnification of the director or executive officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Bylaws, which requires (1) the majority vote of a quorum of the board of directors consisting of directors who are not parties or threatened to be made parties to the action; (2) the majority vote of a committee consisting solely of two or more directors who are not parties or threatened to be made parties to the action, if a quorum is not obtainable; (3) by independent legal counsel; (4) by all independent directors who are not parties or threatened to be made parties to the action; or (5) by the shareholders, without the vote of shares held by directors or executive officers who are parties or threatened parties to the action.

The MBCA and the Founders Articles and Bylaws permit Founders to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Founders, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Founders maintains such insurance for the directors, officers, employees, and agents of Founders and any bank subsidiary of Founders.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

The Old National By-Laws provide that nominations for the election of directors may be made only by the board of directors following the recommendation of the Old National Corporate Governance and Nominating Committee. The Committee will consider candidates for election suggested by shareholders, subject to the suggestions having been made in compliance with the	Shareholders that wish to make director nominations must deliver a notice to the Secretary of Founders setting forth the following for each nominee: (1) age and business and permanent residence address; (2) principal occupation; (3) the number of Founders shares beneficially owned; (4) a statement of the nominee’s willingness to be nominated; and (5) any

Old National	Founders

requirements set forth in Article IV, Section 9 of the Old National By-Laws.

Additionally, shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

other information concerning the nominee that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of nominees. Such notice must be delivered to the Secretary at least 120 days before an annual election meeting and not more than seven days following the notice of a special meeting.

Shareholder proposals for business to be considered at a meeting or by written consent must be submitted by a shareholder who has been a record owner of at least 1% of Founders common stock for at least one year and who submits the proposal not less than 120 days prior to the shareholders’ action. Subject to applicable laws and regulations, the board of directors has discretion regarding including or excluding shareholder proposals in proxy statements.

Special Meetings of Shareholders

The Old National By-Laws provide that special meetings of shareholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

The Founders Bylaws provide that special meetings of shareholders may be called by resolution of a majority of the board of directors or by the Chairman or the President of Founders. Shareholders have no ability to call a special meeting or require the board to call a special meeting of shareholders. The MBCA permits shareholders holding at least 10% of the voting shares to request the appropriate circuit court to order a special meeting of shareholders for good cause shown.

Shareholder Action Without a Meeting

The Old National Articles provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting if a consent in writing setting forth the action is signed by all the shareholders entitled to vote with respect to it, and the consent is filed with the minutes of the proceedings of the shareholders.	The MBCA provides that any action required or permitted to be taken at an annual or special meeting of shareholders of a Michigan corporation may be taken without a meeting, without prior notice, and without a vote, if before or after the action all of the shareholders entitled to vote consent in writing.

Amendment of Articles of Incorporation and By-laws

The IBCL generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation. However, the IBCL permits a corporation	For amendments to a Michigan corporation’s articles of incorporation, the MBCA generally requires the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the proposed amendment. The MBCA permits a corporation to require a greater vote in its articles of incorporation.

Old National	Founders

in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. Certain provisions of the Old National Articles may only be altered, amended or repealed by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. These provisions include Article VIII, Section 11 (relating to the approval of certain business combinations), Article VIII, Section 12 (relating to the board’s consideration of certain non-financial factors in the evaluation of business combinations) and Article VIII, Section 13 (relating to limitations on further purchases of shares by shareholders who own 15% or more of Old National’s outstanding shares).

The Old National Articles and the Old National By-Laws provide that the Old National By-Laws may only be altered, amended or repealed by a majority vote of the total number of directors of Old National.

Certain provisions of the Founders Articles may only be amended by the affirmative vote of at least two-thirds of the holders of outstanding common stock entitled to vote. These provisions include Article VI (“Directors”), Article VII (“Limitation of Directors’ Liability”), Article VIII (“Indemnification”), Article X (“Shareholder Proposals”), Article XI (“Business Combinations”), Article XII (“Dissenter’s Rights”), and Article IX (“Amendments”).

The Founders Bylaws may be amended by the affirmative vote of two-thirds of the board of directors at any regular or special meeting of the board of directors, or by the shareholders by an affirmative of at least two-thirds of the holders of outstanding common stock entitled to vote.

The increased voting requirements for shareholders regarding amendments to the Founders Articles and Founders Bylaws described above are not applicable if the proposed amendment is recommended to the shareholders by the affirmative vote of not less than two-thirds of the members of the Founders board of directors, which shall include the affirmative vote of at least one director of each class.

Business Combination Restrictions and Other Shareholder Limitations

Business Combinations

The Old National Articles require the affirmative vote of not less than 80% of the outstanding shares of Old National common stock to approve certain business combinations, including a merger or consolidation of Old National with or into any other corporation, which are not approved and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. All other business combinations require the affirmative vote of a majority of the outstanding shares of Old National common stock. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that

Business Combinations

The Founders Articles define a “business combination” as any of the following transactions: merger, share exchange, asset sale, plan of liquidation, change of control, binding commitment, and other transactions that have the same effect as the aforementioned. The Founders Articles provide that the board of directors shall evaluate any business combination proposal for compliance with all applicable laws, and shall then evaluate the proposal to determine whether it is in the best interests of Founders, including its shareholders and subsidiaries. The directors have exclusive discretion in determining whether a proposal is in the best interests of Founders. In evaluating a proposal, the board of directors shall have exclusive discretion to consider and make judgments considering all factors which it deems relevant under the circumstances, including, without limitation, fairness, impact on Founders and its employees and customers, impact on communities served, condition of the offeror, and the offeror’s reputation and intentions.

Old National	Founders

directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider relevant. The Old National Articles require the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination or a tender or exchange offer, consider factors in addition to the adequacy of the financial consideration, such as the following factors and any other factors it deems relevant: the social and economic effects of the transaction on Old National and its subsidiaries, depositors, loan and other customers, creditors and other elements of the communities in which Old National and its subsidiaries operate or are located; the business and financial condition and earning prospects of the acquiring person or entity, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon Old National and its subsidiaries and the other elements of the communities in which Old National and its subsidiaries operate or are located; and the competence, experience and integrity of the acquiring person or entity and its management. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, on a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

The inclusion of the foregoing requirement in the Old National Articles, as well as the flexibility provided to directors under the IBCL to consider non-financial factors and other interests in connection with the evaluation of a business combination transaction, may place the Old National board of directors in a stronger position to oppose a business combination transaction if the board concludes that the transaction would not be in the best interests of Old National and its shareholders, even if the price offered in connection with the proposed business combination is significantly greater than the then market price of Old National’s common stock. Accordingly, it may be more difficult for an acquirer to

Shareholder action to approve a business combination cannot be approved by written consent in lieu of a meeting. In addition to any affirmative vote required by the MBCA, the affirmative vote of not less than two-thirds of the holders of outstanding common stock entitled to vote, and, if applicable, preferred stock, is required for the approval or authorization of any business combination. The Founders Articles provide that shareholders may dissent from any business combination (except pursuant to a court-ordered sale) regardless of whether shareholders would have the right to dissent under the MBCA, unless that action is approved by an affirmative vote of at least two-thirds of the entire board of directors, including the affirmative vote of at least one director of each class.

Michigan Fair Price Act

Michigan’s Fair Price Act applies to Founders. The Fair Price Act requires a vote of the holders of 90% of outstanding shares and a vote of the holders of at least two-thirds of disinterested shares to approve a “business combination.” The Fair Price Act defines a “business combination” to include any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under the common control of a specified person.

The “supermajority” vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others:

•   the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (1) the market value of the shares or (2) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and

•   once becoming an interested shareholder, the person may not become the beneficial owner of

Old National	Founders

gain control of Old National in a transaction not approved by its boards of directors.

Under the business combinations provision of the IBCL, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934 (and that has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL. An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. Old National has not elected to remove itself from the protections of this provision.

Control Share Acquisitions

The IBCL includes a “control share acquisition” provision. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, including in the event that shareholder approval is not obtained, the shares held by the acquirer may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution adopted before the interested shareholders first became an interested shareholder.

Old National	Founders

provision. Old National is subject to the control share acquisition provision. The control share acquisition provision does not apply to a plan of merger or share exchange, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange.

Limitations on Significant Shareholders

The Old National Articles provide that shareholders who acquire 15% of the outstanding Old National common stock and who seek to acquire, directly or indirectly, additional shares of common stock in connection with a tender or exchange offer, open market purchase or business combination must offer and pay for such additional shares a consideration that is at least equal to the highest percent over market value paid to acquire Old National common stock then held by such person. Any purchases of shares in violation of this provision are null and void. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Founders common stock with respect to the exchange of Founders common stock for Old National common stock and cash pursuant to the Merger. This discussion assumes that U.S. Holders hold their Founders common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (“Code”). This summary is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement and prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of Founders common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Founders common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Founders common stock that are partnerships or other pass-through entities (and persons holding their Founders common stock through a partnership or other pass-through entity), persons who acquired shares of Founders common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Founders common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Founders common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Founders common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Old National and Founders have structured the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The obligations of Old National and Founders to consummate the Merger are conditioned upon the receipt of an opinion from Krieg DeVault LLP for its client, Old National, and an opinion from Warner Norcross for its client, Founders, to the effect that the Merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Old National and Founders.

Old National and Founders have not requested and do not intend to request any ruling from the Internal Revenue Service. Old National urges each Founders shareholder to consult such shareholder’s own tax advisors as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws. The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and therefore, the material United States federal income tax consequences of the Merger are as follows:

•	no gain or loss will be recognized by Old National, its subsidiaries or Founders or Founders Bank & Trust by reason of the Merger;

•	you will not recognize gain if you exchange your Founders common stock for Old National common stock, except to the extent of any cash received (see discussion below);

•	you will not recognize any loss if you exchange your Founders common stock for Old National common stock, even if you might otherwise recognize a loss in a sale to a third party;

•	your aggregate tax basis in the Old National common stock that you receive in the Merger will equal your aggregate tax basis in the Founders common stock you surrendered, decreased by the amount of cash received and increased by the amount of any gain recognized; and

•	your holding period for the Old National common stock that you receive in the Merger will include your holding period for the shares of Founders common stock that you surrender in the Merger.

Exchange of Founders Common Stock for Cash and Old National Common Stock. Founders shareholders will exchange all of their Founders common stock for a combination of Old National common stock and cash in the Merger. Accordingly, shareholders will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the Merger; and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the Old National common stock received in the Merger above (b) the Founders shareholder’s aggregate tax basis in its Founders common stock surrendered in exchange therefor.

The gain recognized upon receipt of a combination of stock and cash will be capital gain unless the Founders shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary income to the extent of the holder’s ratable share of Founders’ accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether a Founders shareholder’s receipt of cash has the effect of a distribution of a dividend, the Founders shareholder will be treated as if he, she or it first exchanged all of his, her or its Founders common stock solely in exchange for Old National common stock and then Old National immediately redeemed a portion of that stock for the cash that the holder actually received in the Merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to the Founders shareholder if such receipt is, with respect to the Founders shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Old National following the Merger. The determination generally requires a comparison of the percentage of the outstanding stock of Old National the shareholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Old National the shareholder owns immediately after the deemed redemption. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the Founders shareholder’s holding period for its Founders common stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in the gain recognized by a Founders shareholder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income.

Any gain treated as qualified dividend income will be taxable to individual Founders shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. The determination as to whether a Founders shareholder will recognize a capital gain or dividend income as a result of its exchange of Founders common stock for a combination of Old National common stock and cash in the Merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, each Founders shareholder is urged to consult such shareholder’s own tax advisor with respect to this determination.

A Founders shareholder’s aggregate tax basis in the Old National common stock received in the Merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s Founders common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized. A Founders shareholder’s holding period for Old National common stock received in the Merger will include the holding period of the Founders common stock surrendered in the Merger.

Backup Withholding and Information Reporting. Payments of cash to a holder of Founders common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes his, her or its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Tax on Net Investment Income. Certain U.S. Holders whose income exceeds certain threshold amounts will be subject to a 3.8% Medicare contribution tax on “net investment income” in tax years beginning on or after January 1, 2013. Net investment income is generally the excess of dividends and capital gains with respect to the sale, exchange, or other disposition of stock over allowable deductions. Each Founders shareholder is urged to consult his, her or its tax advisor to determine their own particular tax consequences with respect to the Merger Consideration to be received in the Merger and the net investment income tax.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, Founders urges Founders shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

PROPOSAL 2 — ADJOURNMENT OF THE SPECIAL MEETING

The shareholders of Founders are being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.

Under the MBCA and the Founders Articles, the holders of at least two-thirds of the outstanding shares of common stock of Founders entitled to vote are required to approve the Merger Agreement. It is rare for a company to achieve 100% (or even 90%) shareholder participation at an annual or special meeting of shareholders, and only holders of a majority of the outstanding shares of common stock of Founders are required to be represented at the special meeting, in person or by proxy, for a quorum to be present. In the event that shareholder participation at the special meeting is lower than expected, Founders would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If Founders desires to adjourn the special meeting, Founders will request a motion that the special meeting be adjourned, and delay the vote on the proposal to approve the Merger Agreement until the special meeting is reconvened. If Founders adjourns the special meeting for 30 days or less, Founders will not set a new record date nor will it announce prior to adjournment the date, time and location at which the special meeting will be reconvened; no other notice will be provided.

Any adjournment will permit Founders to solicit additional proxies and will permit a greater expression of the views of Founders shareholders with respect to the Merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve the Merger Agreement because an adjournment will give Founders additional time to solicit favorable votes and increase the chances of approving that proposal. Founders has no reason to believe that an adjournment of the special meeting will be necessary at this time.

The Founders board of directors unanimously recommends that Founders shareholders vote “FOR” approval of the Adjournment Proposal.

FOUNDERS BUSINESS

Founders, a bank holding company incorporated under Michigan law and headquartered in Grand Rapids, Michigan, is a community-based financial services company. Its wholly owned subsidiary, Founders Bank & Trust provides a wide range of traditional banking products and services. These include personal and business checking and savings accounts, consumer and commercial lending, mortgage lending, debit and credit cards, and lockbox, courier, merchant processing and direct deposit services. Founders Bank & Trust also offers a variety of wealth management products and services, including investment portfolio management, employee benefits planning, financial planning, retirement planning, and trust and estate planning services. As of June 30, 2014, Founders had total assets of $ 465.6 million, total loans of $346.8 million, total deposits of $378.3 million, and total shareholders’ equity of $41.5 million.

Founders’ principal executive office is located at 5200 Cascade, S.E., Grand Rapids, MI 49546. The telephone number for Founders is (616) 956-9030.

MARKET FOR FOUNDERS COMMON STOCK AND DIVIDENDS

As of July 24, 2014, Founders authorized capital stock consisted of 4,000,000 shares of Common Stock, no par value, of which 1,046,703 shares were issued and outstanding, and 50,000 shares of preferred stock of which no shares were issued and outstanding. Shares of Founders Common Stock were held by 272 shareholders of record on July 24, 2014. The Founders Bank trust department, which is a single shareholder of record, holds Founders Common Stock for 47 customer accounts.

Founders Common Stock is not traded on an established public trading market. Founders is not aware of any broker who systematically publishes bid or ask quotations for the stock. Shares are traded occasionally in isolated transactions between individuals and Founders has from time to time repurchased its shares pursuant to authorizations of its board of directors. Founders facilitates stock transactions to a limited extent by maintaining a list of potential investors who have advised Founders that they wish to purchase shares.

The following table lists all transactions from January 1, 2012 through July 25, 2014 which were reported to Founders management. During this period, there might have been other transactions not reported to Founders management. In some cases, the price reported below is anecdotal and Founders assumes no responsibility for the accuracy of prices reported for transactions between individuals. All transactions prior to May 3, 2013, reported below are adjusted for a 20% stock dividend paid on that date.

Date	Number of Shares	Share Price
June 25, 2012	772	$31.66
June 29, 2012	481	$29.16
July 3, 2012(1)	2,100	$31.66
July 17, 2012(1)	8	$31.66
July 30, 2012	240	$34.16
August 21, 2012	240	$33.75
August 22, 2012	2,700	$32.50
August 23, 2012	120	$33.75
August 29, 2012	579	$32.50
August 29, 2012	120	$33.75
August 30, 2012	300	$33.75
September 17, 2012	3,273	$32.50
October 1, 2012(1)	43	$34.16
October 1, 2012	600	$33.33
October 4, 2012	360	$33.33

Date	Number of Shares	Share Price
October 4, 2012(1)	4,848	$33.33
November 30, 2012(1)	56,503	$33.33
December 27, 2012(1)	72	$33.33
December 31, 2012(1)	120	$33.33
January 16, 2013(1)	58	$33.33
April 29, 2013	240	$33.33
May 22, 2013	300	$44.00
May 22, 2013	200	$44.00
May 22, 2013	400	$44.00
May 22, 2013	100	$44.00
May 23, 2013	200	$39.00
July 30, 2013(1)	80	$41.50
August 8, 2013	2,026	$39.58
August 26, 2013	1,000	$44.00
August 26, 2013	46	$44.00
August 26, 2013	300	$42.00
August 26, 2013	200	$44.00
September 16, 2013(1)	30	$41.50
September 20, 2013	1,640	$42.50
November 29, 2013	363	$44.00
December 3, 2013(1)	40	$42.50
December 10, 2013	1,000	$45.00
December 11, 2013	1,000	$45.00
January 16, 2014(1)	31	$42.50
April 14, 2014	185	$48.00
April 14, 2014	15	$48.00
May 21, 2014	192	$47.76

(1)	Repurchase by Founders.

The following table presents the payment date and amount of all quarterly cash dividends paid by Founders during the period from January 1, 2012 through July 25, 2014:

Cash Dividend Payment Date	Amount Per Share
February 10, 2012	$0.15
May 4, 2012	$0.20
August 10, 2012	$0.20
November 2, 2012	$0.20
February 8, 2013	$0.20
May 3, 2013	$0.21
August 9, 2013	$0.21
November 1, 2013	$0.21
February 7, 2014	$0.21
May 2, 2014	$0.25
August 8, 2014	$0.25

The Merger Agreement permits Founders to continue to declare and pay quarterly cash dividends prior to the effective time of the Merger at rates not to exceed $0.25 per share, paid in a manner consistent with past practice.

The payment of dividends by Founders and Founders Bank & Trust is affected by various regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. The

“prompt corrective action” provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. These regulations and restrictions may limit Founders’ ability to obtain funds from Founders Bank & Trust for Founders’ cash needs, including payments of dividends and the payment of operating expenses.

Founders has issued stock options and restricted stock under its Stock Incentive Plan 2012 and a similar predecessor plan. This plan was authorized by the Founders board of directors and was not approved by Founders shareholders. As of July 25, 2014, a total of 24,089 shares of Founders Common Stock were subject to issuance upon exercise of outstanding stock options at a weighted average exercise price of $30.80. A total of 122,253 additional shares of Founders Common Stock are authorized for issuance under the Stock Incentive Plan of 2012, but Founders has agreed in the Merger Agreement that it will not issue any additional stock options or restricted stock awards without the consent of Old National prior to the effective time of the Merger or termination of the Merger Agreement.

SECURITIES OWNERSHIP OF FOUNDERS COMMON STOCK

Five Percent Shareholders

Listed below are the only shareholders known by Founders to have been the beneficial owners of more than 5% of the outstanding shares of Founders common stock as of July 25, 2014:

	Amount and Nature of Beneficial Ownership of Common Stock(1)
Name and Address of Beneficial Owner	Sole Voting Power	Shared Voting Power(2)	Sole Dispositive Power	Shared Dispositive Power	Stock Options Exercisable Within 60 Days	Total Beneficial Ownership	Percent of Ownership
Dale W. DeHaan 10120 100th Street, SE Alto, MI 49302	62,781	2,033	62,781	2,033	-0-	64,814	6.19%
Peter Renucci 7106 Gladys, SE Grand Rapids, MI 49546	41,806	21,638	41,806	21,638	-0-	63,444	6.06
Brent L. Slay 4166 Mystic Oak Ct., NE Grand Rapids, MI 49525	42,080	17,702	42,080	17,702	256	60,038	5.73

(1)	Based on information furnished by each shareholder listed and includes shares beneficially owned by that shareholder under applicable regulations. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power or dispositive power with respect to the security.
(2)	Includes shares over which the listed shareholder is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right.

Directors and Executive Officers

The following table sets forth information concerning the number of shares of Founders common stock beneficially owned as of July 25, 2014 by Founders’ directors and corporate executive officers and all of Founders’ directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership of Common Stock(1)
Name of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power(2)	Stock Options Exercisable Within 60 Days	Total Beneficial Ownership	Percent of Ownership
Laurie F. Beard	36,217	-0-	8,711	44,928	4.26%
Charles D. Bukrey, M.D.	27,963	-0-	249	28,212	2.69
Gregory S. Conway	9,020	27,081	7,344	43,445	4.12
Mark Crane	-0-	-0-	115	115	0.01
Jeanne A. Englehart	3,292	-0-	232	3,524	0.34
William G. Kozak, P.E.	4,767	3,960	790	9,517	0.91
Scott LaBarge	4,864	-0-	-0-	4,864	0.46
Gary P. Malburg	10,389	-0-	842	11,231	1.07
James T. Polonczyk	200	-0-	277	477	0.05
Brent D. Rector	5,842	-0-	200	6,042	0.58
Brent L. Slay	42,080	17,702	256	60,038	5.73
Karen B. Wolf	9,570	-0-	436	10,006	0.96
All Directors & Executive Officers as a group (12 persons)	154,204	48,743	19,452	222,399	20.9%

(1)	Based on information furnished by each person listed and includes shares beneficially owned by that person under applicable regulations. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power or dispositive power with respect to the security. A person will also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days.
(2)	Includes shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses and children over whom the listed person may have influence by reason of relationship. The directors and officers of Founders may, by reason of their positions, be in a position to influence the voting or disposition of shares held in trust by Founders Bank & Trust to some degree, but disclaim beneficial ownership of these shares.

EXPERTS

The consolidated financial statements of Old National incorporated herein by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2013, have been audited by Crowe Horwath LLP, independent registered public accounting firm (“Crowe”), as set forth in their report thereon incorporated by reference in this proxy statement and prospectus in reliance upon such report given on the authority of Crowe as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the Old National common stock to be issued in connection with the Merger will be passed upon by Krieg DeVault LLP, Indianapolis, Indiana. Certain matters pertaining to the federal income tax consequences of the Merger will be passed upon for Old National by Krieg DeVault LLP and for Founders by Warner Norcross & Judd LLP, Grand Rapids, Michigan.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Old National

If the Merger is completed, Founders shareholders will become shareholders of Old National. To be included in Old National’s proxy statement and voted on at Old National’s regularly scheduled 2015 annual meeting of shareholders, shareholder proposals must be submitted in writing by February 11, 2015, to Old National’s Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, which date is 120 calendar days before the date of the release of Old National’s proxy statement for 2015. If notice of any other shareholder proposal intended to be presented at the annual meeting is not received by Old National on or before February 11, 2015, the proxy solicited by the Old National board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Old National proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Exchange Act. If the date of the 2015 annual meeting is changed, the dates set forth above may change.

Pursuant to Old National’s By-laws, any shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must give Old National written notice not less 120 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to Old National’s Secretary.

Founders

If the Merger occurs, there will be no Founders annual meeting of shareholders for 2015. In that case, shareholder proposals must be submitted to Old National in accordance with the procedures described above.

If the Merger is not completed, then Founders will hold an annual meeting in 2015.

WHERE YOU CAN FIND MORE INFORMATION

Old National files annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that Old National files at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Old National’s public filings also are available to the public from commercial document retrieval services and on the Internet site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Shares of Old National common stock are listed on the NASDAQ Global Select Market under the symbol “ONB.”

Old National has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 with respect to the common stock of Old National being offered in the Merger. This proxy statement and prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement and prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this proxy statement and prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the Securities and Exchange Commission.

The Securities and Exchange Commission allows Old National to “incorporate by reference” the information filed by Old National with the Securities and Exchange Commission, which means that Old National can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement and prospectus.

Old National incorporates by reference the documents and information listed below:

(1) Annual Report on Form 10-K for the year ended December 31, 2013;

(2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 3, 2014 and June 30, 2014;

(3) Current Reports on Form 8-K filed January 8, 2014, January 23, 2014, March 18, 2014, April 11, 2014, April 28, 2014, May 9, 2014, June 2, 2014, June 4, 2014, July 14, 2014, July 25, 2014, July 28, 2014, August 1, 2014, August 11, 2014, August 13, 2014, August 15, 2014, August 25, 2014 and August 26, 2014 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

(4) The description of Old National’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 14, 2013, including any amendment or report filed with the SEC for the purpose of updating such description.

Old National is also incorporating by reference any filings Old National makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date hereof and the date of the special meeting of Founders shareholders; provided, however, that Old National is not incorporating by reference any information furnished, but not filed.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement and prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement and prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement and prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement and prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding Old National in this proxy statement and prospectus has been provided by Old National, and all information regarding Founders in this proxy statement and prospectus has been provided by Founders.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

OLD NATIONAL BANCORP

AND

FOUNDERS FINANCIAL CORPORATION

Dated as of July 25, 2014

ARTICLE I THE MERGER	A-1

1.1 Merger	A-1
1.2 The Closing	A-1
1.3 Effective Time of Merger	A-2
1.4 Additional Actions	A-2
1.5 Surviving Corporation	A-2
1.6 Reservation of Right to Revise Structure	A-2

ARTICLE II EFFECT OF MERGER ON CAPITAL STOCK	A-3

2.1 Conversion of Securities	A-3
2.2 Stock Plans	A-3
2.3 Surrender of Shares; Exchange Procedure	A-4
2.4 Distributions with Respect to Unexchanged Shares	A-4
2.5 No Further Ownership Rights in Company Common Stock	A-5
2.6 No Liability	A-5
2.7 Lost, Stolen or Destroyed Certificates	A-5
2.8 Withholding Rights	A-5
2.9 Adjustments	A-5
2.10 Upset Provision	A-6
2.11 Adjustments to Exchange Ratio	A-6

ARTICLE III COMPANY’S REPRESENTATIONS AND WARRANTIES	A-7

3.1 Authorization, No Conflicts, Etc.	A-7
3.2 Organization and Good Standing	A-8
3.3 Subsidiaries	A-8
3.4 Capital Stock	A-9
3.5 Financial Statements	A-9
3.6 Absence of Undisclosed Liabilities	A-10
3.7 Absence of Certain Changes or Events	A-10
3.8 Legal Proceedings	A-10
3.9 Regulatory Filings	A-10
3.10 No Indemnification Claims	A-11
3.11 Conduct of Business	A-11
3.12 Transaction Documents	A-11
3.13 Agreements With Bank Regulators	A-11
3.14 Tax Matters	A-11
3.15 Property	A-12
3.16 Intellectual Property	A-13
3.17 Required Licenses, Permits, Etc.	A-13
3.18 Material Contracts and Change of Control	A-13
3.19 Labor and Employment Matters	A-15
3.20 Employee Benefits	A-16
3.21 Environmental Matters	A-17
3.22 Duties as Fiduciary	A-18
3.23 Investment Bankers and Brokers	A-18
3.24 Fairness Opinion	A-18
3.25 Company-Related Persons	A-18
3.26 Insurance	A-18
3.27 Allowance for Loan and Lease Losses	A-19

A-i

3.28 Loan Origination and Servicing	A-19
3.29 Loan Guarantees	A-19
3.30 Data Security and Customer Privacy	A-19
3.31 Loans and Investments	A-19
3.32 Securities Laws Matters	A-19
3.33 Books and Records	A-19
3.34 Community Reinvestment Act	A-20
3.35 Joint Ventures; Strategic Alliances	A-20
3.36 Shareholder Rights Plan	A-20
3.37 Organizational Documents	A-20
3.38 Bank Secrecy Act	A-20
3.39 No Other Representations or Warranties	A-20

ARTICLE IV PURCHASER’S REPRESENTATIONS AND WARRANTIES	A-20

4.1 Authorization, No Conflicts, Etc.	A-20
4.2 Organization and Good Standing	A-21
4.3 Subsidiaries	A-21
4.4 Capital Stock	A-22
4.5 Financial Statements	A-22
4.6 Absence of Certain Changes or Events	A-23
4.7 Legal Proceedings	A-23
4.8 Regulatory Filings	A-23
4.9 Conduct of Business	A-23
4.10 Transaction Documents	A-23
4.11 Agreements With Bank Regulators	A-24
4.12 Investment Bankers and Brokers	A-24
4.13 Community Reinvestment Act	A-24
4.14 Organizational Documents	A-24
4.15 Bank Secrecy Act	A-24
4.16 No Other Representations or Warranties	A-24

ARTICLE V COVENANTS	A-25

5.1 Conduct of Business by Company	A-25
5.2 Conduct of Business by Purchaser	A-28
5.3 No Solicitation by Company	A-29
5.4 Preparation of the Registration Statement; Shareholder Meeting	A-31
5.5 Stock Exchange Listing	A-32
5.6 Regulatory Matters and Approvals	A-32
5.7 Employee Matters	A-33
5.8 Press Releases and Public Announcement	A-35
5.9 Access to Information	A-36
5.10 Indemnification and Insurance	A-36
5.11 Takeover Laws	A-37
5.12 Section 16 Matters	A-38
5.13 Securityholder Litigation	A-38
5.14 Tax-Free Reorganization Treatment	A-38
5.15 Expenses	A-38
5.16 Bank Consolidation	A-38
5.17 Fairness Opinion	A-38
5.18 Environmental Investigation	A-39
5.19 Accruals for Loan Loss Reserve and Expenses	A-40

A-ii

ARTICLE VI CLOSING CONDITIONS	A-40

6.1 Conditions to Each Party’s Obligation to Effect the Merger	A-40
6.2 Conditions to Company’s Obligation to Effect the Merger	A-41
6.3 Conditions to Purchaser’s Obligation to Effect the Merger	A-41

ARTICLE VII TERMINATION	A-42

7.1 Termination of Plan of Merger	A-42
7.2 Effect of Termination	A-44

ARTICLE VIII CERTAIN DEFINITIONS	A-45

ARTICLE IX MISCELLANEOUS	A-51

9.1 No Third-Party Beneficiaries	A-51
9.2 Specific Performance	A-51
9.3 Entire Agreement	A-52
9.4 Succession and Assignment	A-52
9.5 Construction	A-52
9.6 Exclusive Jurisdiction	A-52
9.7 Waiver of Jury Trial	A-52
9.8 Notices	A-52
9.9 Governing Law	A-53
9.10 Counterparts	A-53
9.11 Headings	A-53
9.12 Calculation of Dates and Deadlines	A-53
9.13 Severability	A-53
9.14 Non-Survival of Representations, Warranties and Agreements	A-53
9.15 Amendments	A-53

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Plan of Merger”) is made as of July 25, 2014, by and between Old National Bancorp, an Indiana corporation (“Purchaser”), and Founders Financial Corporation, a Michigan corporation (“Company”).

PRELIMINARY STATEMENT

1. The respective Boards of Directors of each of Company and Purchaser have determined that it is in the best interests of their respective corporations and shareholders that Company and Purchaser engage in a merger of Company with and into Purchaser (the “Merger”) in accordance with the terms of this Plan of Merger, the Indiana Business Corporation Law (the “IBCL”) and the Michigan Business Corporation Act (the “MBCA”), as applicable, and any other applicable Law; and

2. The Company Board of Directors has, in light of and subject to the terms and conditions set forth in this Plan of Merger, resolved to adopt this Plan of Merger, to authorize the Merger and the other transactions contemplated by it and to recommend approval by the Company Shareholders of this Plan of Merger; and

3. The Purchaser Board of Directors has, in light of and subject to the terms and conditions set forth in this Plan of Merger, resolved to adopt this Plan of Merger and to authorize the Merger and the other transactions contemplated by it; and

4. For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Plan of Merger is intended to be and is adopted as a “Plan of Reorganization” for the purposes of Sections 354 and 361 of the Code.

5. All of the members of the Company Board of Directors have executed and delivered to Purchaser a voting agreement substantially in the form attached hereto as Exhibit A.

In consideration of the representations, warranties, mutual covenants and agreements contained in this Plan of Merger, Company and Purchaser agree:

ARTICLE I

THE MERGER

1.1 Merger. Subject to the terms and conditions of this Plan of Merger, at the Effective Time, Company shall be merged with and into Purchaser and the separate corporate existence of Company shall cease. Company and Purchaser are each sometimes referred to as a “Constituent Corporation” prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which corporation shall be Purchaser (the “Surviving Corporation”). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in the IBCL and the MBCA, as applicable, with respect to the merger of corporations. Without limiting the generality of the foregoing, and subject to the IBCL and the MBCA, as applicable, at the Effective Time: (a) all the rights, privileges, powers, franchises, licenses, and interests in and to every type of property (whether real, personal, or mixed) of Company and Purchaser, shall vest in the Surviving Corporation, (b) all choses in action of Company and Purchaser shall continue unaffected and uninterrupted by the Merger and shall accrue to the Surviving Corporation, and (c) all debts, liabilities and duties of Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

1.2 The Closing. Company and Purchaser shall consummate the Merger (the “Closing”) (a) at the offices of Krieg DeVault LLP, at 10:00 a.m., local time, on a date to be agreed upon by Company and Purchaser, which will be not later than two Business Days following satisfaction or waiver of the last of the conditions to Closing contained in Article VI (other than any conditions that by their nature are to be satisfied at the Closing) or (b) at such other place and time or on such other date as Company and Purchaser may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

1.3 Effective Time of Merger. Upon completion of the Closing, Company and Purchaser shall each promptly execute and file a certificate of merger as required by the MBCA and the IBCL to effect the Merger (collectively, the “Certificates of Merger”, and individually, a “Certificate of Merger”). No party shall take any action to revoke a Certificate of Merger after its filing without the written consent of the other party. The “Effective Time” of the Merger shall be the time and date when the Merger becomes effective as set forth in the Certificates of Merger, which may be the last day of the month in which the Closing occurs.

1.4 Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Company and Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger. Company and Purchaser grant to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time and at such time the officers and directors of the Surviving Corporation shall be fully authorized in the name of Company and Purchaser to take any and all such actions contemplated by this Plan of Merger.

1.5 Surviving Corporation. At the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by Law:

1.5.1 Name. The name of the Surviving Corporation shall be “Old National Bancorp”.

1.5.2 Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time, without change.

1.5.3 Bylaws. The bylaws of the Surviving Corporation shall be the bylaws of Purchaser as in effect immediately prior to the Effective Time, without change.

1.5.4 Officers. The officers of the Surviving Corporation shall be the officers of Purchaser immediately before the Effective Time.

1.5.5 Directors. The directors of the Surviving Corporation shall be the directors of Purchaser immediately before the Effective Time.

1.6 Reservation of Right to Revise Structure. At Purchaser’s election, the Merger may alternatively be structured so that (a) Company is merged with and into any other direct or indirect wholly-owned subsidiary of Purchaser or (b) any direct or indirect wholly-owned subsidiary of Purchaser is merged with and into Company; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration or the treatment of the holders of Company Common Stock or Company Share-Based Awards, (ii) prevent the parties from obtaining the opinions of counsel referred to in Section 6.2.5 and Section 6.3.5 or otherwise cause the transaction to fail to qualify for the Intended Tax Treatment, or (iii) materially impede or delay consummation of the transactions contemplated by this Plan of Merger. In the event of such an election, the parties agree to execute an appropriate amendment to this Plan of Merger (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Plan of Merger or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Purchaser or any other Person:

2.1.1 Cancellation of Excluded Shares. Each share of Company Common Stock that is owned by Company (or by any of its wholly-owned Subsidiaries) or Purchaser (or by any of its wholly-owned Subsidiaries) (collectively, the “Excluded Shares”, provided, however, that Excluded Shares shall not include Trust Account Shares or DPC Shares as defined in this Plan of Merger) immediately before the Effective Time will automatically be canceled and cease to exist without delivery of any consideration in exchange for or in respect of any Excluded Share.

2.1.2 Conversion of Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be converted into the right to receive (i) $38.00 in cash (the “Cash Consideration”) and (ii) 3.25 (the “Exchange Ratio”) fully paid and nonassessable shares of Purchaser Common Stock (collectively, the “Merger Consideration”), whereupon such shares of Company Common Stock will no longer be outstanding and all rights with respect to such shares of Company Common Stock will cease to exist, except the right to receive the Merger Consideration, and any dividends or other distributions payable pursuant to Section 2.4, upon surrender of Certificates or Book-Entry Shares, in accordance with Section 2.3. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

2.2 Stock Plans.

2.2.1 Company and Purchaser shall take all requisite action so that, as of the Effective Time, each right of any kind, contingent or accrued, to receive Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock under the Company Stock Plans (each, an “Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent an Award with respect to Company Common Stock, and shall be converted by virtue of the Merger and without any action on the part of the holder of that Award, into an award (as converted, a “Converted Stock-Based Award”) with respect to a number of shares of Purchaser Common Stock equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Award, multiplied by (b) the sum of (i) the Exchange Ratio and (ii) $38.00 divided by the Final Purchaser Price (the “Converted Stock-Based Award Ratio”). As of the Effective Time, Purchaser will assume each of the Company Stock Plans.

2.2.2 All Converted Stock-Based Awards shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Plan and agreement to which such Converted Stock-Based Award was subject immediately prior to the Effective Time, except as otherwise provided in this Plan of Merger. The exercise price (if any) per share of Purchaser Common Stock applicable to any Converted Stock-Based Award shall be equal to (a) the per share exercise price of such Award immediately prior to the Effective Time divided by (b) the Converted Stock-Based Award Ratio. Prior to the Effective Time, Company shall make such amendments and take such other actions with respect to the Company Stock Plans as shall be necessary to effect the adjustment referred to in this Section 2.2, including notifying all participants in the Company Stock Plans of such adjustment.

2.2.3 Purchaser shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise or settlement of the Converted Stock-Based Awards in accordance with this Section 2.2. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Purchaser Common Stock to be registered and issuable under Converted Stock-Based Awards, Purchaser shall file a post-effective amendment to the Registration Statement or one or more registration statements on Form S-8 (or any successor or other appropriate form) with respect to the shares of Purchaser Common Stock subject to Converted Stock-Based Awards and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock-Based Awards remain outstanding.

2.2.4 Notwithstanding the foregoing, within 45 days after the date of this Plan of Merger, any holder may elect and consent to the cash-out of all of the holder’s Company stock options, by virtue of the Merger and without any further action on the part of the holder of such Company stock options, into an amount of cash for each share of Company Common Stock subject to such Company stock options equal to (a) the sum of (i) the Exchange Ratio multiplied by the Final Purchaser Price and (ii) the Cash Consideration minus (b) the amount of the exercise price per share of such Company stock options, which amount shall be paid in a lump sum as soon as administratively possible following the Effective Time.

2.3 Surrender of Shares; Exchange Procedure. As soon as reasonably practicable after the Effective Time, Purchaser shall mail to each holder of record of shares of Company Common Stock (other than the Excluded Shares), as of the Effective Time, a form of letter of transmittal (which shall be in customary form and reasonably acceptable to Company and shall specify that delivery will be effected, and risk of loss and title to Certificates or Book-Entry Shares will pass, only upon proper delivery of such Certificates or Book-Entry Shares to Purchaser upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4.

Upon surrender of a Certificate or of Book-Entry Shares for cancellation to Purchaser, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Purchaser and reasonably acceptable to Company, each holder of a Certificate or of Book-Entry Shares shall be entitled to receive in exchange therefor (a) book-entry shares representing the number of shares of Purchaser Common Stock and cash in the amount of the Cash Consideration to which such holder is entitled pursuant to Section 2.1.2, and (b) any dividends or distributions payable pursuant to Section 2.4, and such Certificates and Book-Entry Shares so surrendered shall forthwith be canceled. Purchaser shall mail, or cause to be mailed, a statement of ownership relating to the shares of Purchaser Common Stock and a check for payment of the Cash Consideration within seven days after such a surrender of a Certificate or of Book-Entry Shares.

In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificates or Book-Entry Shares so surrendered are registered if properly endorsed or otherwise in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish, to the reasonable satisfaction of Purchaser, that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4.

2.4 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Purchaser Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Purchaser Common Stock that the holder of such unsurrendered Certificate or Book-Entry Share has the right to receive upon the surrender of such unsurrendered Certificate or Book-Entry Share until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share in accordance with this Article II. Subject to escheat or other applicable Law, following the surrender of any Certificate or Book-Entry Share, there shall be paid to the record holder of shares of Purchaser Common Stock issued in exchange therefor, without interest, with respect to such shares of Purchaser Common Stock (a) at the time of such surrender, the amount of dividends or other distributions with a record date and a payment date on or after the Effective Time and on or prior to the date of such surrender and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Purchaser Common Stock.

2.5 No Further Ownership Rights in Company Common Stock. The Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4 upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been in full satisfaction of all rights pertaining to the Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the close of business on the Closing Date, the share transfer books of Company shall be closed, and there shall be no further registration of transfers on the share transfer books of Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to shares of Company Common Stock, except as otherwise provided in this Plan of Merger or by applicable Law.

2.6 No Liability. To the fullest extent permitted by applicable Law, none of Company, Purchaser, or the Surviving Corporation will be liable to any Company Shareholder or any other Person in respect of any cash properly delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws.

2.7 Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, Purchaser will, upon the receipt of an affidavit of that fact by the holder of such Certificate in form and substance reasonably satisfactory to Purchaser, pay in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4 payable in respect of the shares of Company Common Stock previously evidenced by such lost, stolen or destroyed Certificate. Purchaser in its discretion and as a condition precedent to the payment of the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4, may require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such amount as Purchaser may reasonably direct (which amount shall be consistent with Purchaser’s customary procedure for Purchaser’s existing shareholders) as indemnity against any claim that may be made against Purchaser with respect to such Certificate.

2.8 Withholding Rights. Purchaser shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Plan of Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by Purchaser, such withheld amounts shall be treated for all purposes of this Plan of Merger as having been paid to the Person in respect of which such deduction and withholding was made by Purchaser.

2.9 Adjustments. Notwithstanding anything to the contrary in this Article II, if, between the date of this Plan of Merger and the Effective Time, there is declared (with an effective time prior to the Effective Time) or effected a reorganization, reclassification, recapitalization, stock split (including a reverse stock split), split-up, stock dividend or stock distribution (including any dividend or distribution of securities convertible into Purchaser Common Stock or Company Common Stock), combination, exchange, or readjustment of shares with respect to, or rights issued in respect of, Purchaser Common Stock or Company Common Stock, the Exchange Ratio shall be proportionately adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Plan of Merger prior to such event. Notwithstanding any other provisions of this Section 2.9, no adjustment shall be made in the event of the issuance of additional shares of Purchaser Common Stock pursuant to any dividend reinvestment plan or direct investment plan of Purchaser, pursuant to the exercise of stock options awarded under any director, employee or affiliate stock option plans of Purchaser or its subsidiaries, or upon the grant or sale of shares or rights to receive shares to or for the account of any director, employee, or affiliate of Purchaser or any of its subsidiaries pursuant to any stock option or other compensation or benefit plans of Purchaser, or in connection with the issuance of shares as merger consideration in a transaction where Purchaser is the surviving corporation.

2.10 Upset Provision.

2.10.1 After Closing is properly called pursuant to Section 1.2, Company shall have the right to terminate this Plan of Merger upon written notice to Purchaser if the Upset Condition then exists. The “Upset Condition” shall have occurred if both of the following conditions exist: (a) the Final Purchaser Price is less than $11.13 (the “Floor Purchaser Price”); and (b) the number determined by dividing the Final Purchaser Price by $13.91 (the “Initial Purchaser Price”) is less than the number obtained by subtracting (i) 20% from (ii) the quotient obtained by dividing the Final Index Price by the Initial Index Price. The “Final Purchaser Price” means the average closing price of Purchaser Common Stock for the 10 trading days ending on the sixth Business Day prior to the date of Closing on which shares of Purchaser Common Stock were actually traded in transactions reported on The NASDAQ Global Select Market (the “Pricing Period”). The “Initial Index Price” means the closing price of the Nasdaq Bank Index (Nasdaq:IXBK), a sector index maintained by the Nasdaq Stock Market (“Bank Index”) on July 24, 2014. The “Final Index Price” means the closing price of the Bank Index on the last day of the Pricing Period.

2.10.2 If the Upset Condition exists, Company shall have the right, exercisable at any time prior to 5:00 p.m., Eastern Time on the second Business Day after the last day of the Pricing Period (the “Exercise Period”) to (a) proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustment as provided in Section 2.9 and Section 2.11, by delivering to Purchaser within the Exercise Period written notice of its decision to do so or by failing to deliver any notice to Purchaser; or (b) request Purchaser to adjust the Exchange Ratio by delivering to Purchaser within the Exercise Period written notice to such effect (an “Increase Notice”) to a ratio computed by multiplying the Exchange Ratio by a fraction that has as its numerator the Floor Purchaser Price and that has as its denominator the Final Purchaser Price (the “Adjusted Exchange Ratio”).

2.10.3 If the Upset Condition occurs and Purchaser receives an Increase Notice, Purchaser shall either accept or decline the Adjusted Exchange Ratio by delivering written notice of its decision to Company at or before 5:00 p.m., Eastern Time on the second Business Day after receipt of the Increase Notice (the “Acceptance Period”). If Purchaser accepts the Adjusted Exchange Ratio within the Acceptance Period, this Plan of Merger shall remain in effect in accordance with its terms except the Exchange Ratio shall be equal to the Adjusted Exchange Ratio. If Purchaser declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, the Merger shall be abandoned and this Plan of Merger shall thereupon terminate without further action by Company or Purchaser effective as of 5:00 p.m., Eastern Time on the Business Day following the expiration of the Acceptance Period; provided, that if Purchaser so declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, Company may, by written notice delivered to Purchaser at or before 5:00 p.m., Eastern Time on the Business Day following the expiration of the Acceptance Period, elect to proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustment as provided in Section 2.9 and 2.11, and, upon such election, no abandonment of the Merger or termination of the Plan of Merger shall be deemed to have occurred, this Plan of Merger shall remain in effect in accordance with its terms, and the Closing shall thereafter occur, in accordance with the terms of this Plan of Merger.

2.11 Adjustments to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable, as follows (which Exchange Ratio, as adjusted as provided below and in Section 2.9, shall become the “Exchange Ratio” for purposes of this Plan of Merger):

2.11.1 Shareholders’ Equity. If as of the end of the month prior to the Effective Time, the Company Consolidated Shareholders’ Equity is less than $39,200,000, the Stock Purchase Price shall be reduced by an amount equal to (x) $39,200,000 minus (y) the Company Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time (the “Shareholders’ Equity Price Adjustment”).

2.11.2 Exchange Ratio Adjustment. Subject to the satisfaction of Section 2.11.1, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of the Company Common Stock outstanding at the Effective Time, and further dividing that number by the Final Purchaser Price.

2.11.3 As used in this Article II, the following terms shall have the meanings indicated below:

“Adjusted Stock Purchase Price” shall be equal to the Stock Purchase Price minus the Shareholders’ Equity Price Adjustment.

“Company Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of Company excluding the net accumulated other comprehensive income/(loss), each as of the end of the last month which ends at least 21 days prior to the Effective Time, determined in accordance with GAAP to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (a) any accruals, reserves, or charges resulting from expenses of the Merger and other transactions contemplated by this Plan of Merger, and (b) any accruals, reserves or charges taken by Company at the request of Purchaser pursuant to Section 5.19.

“Stock Purchase Price” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the Final Purchaser Price multiplied by the total number of shares of the Company Common Stock outstanding as of the Effective Time.

ARTICLE III

COMPANY’S REPRESENTATIONS AND WARRANTIES

On or prior to the date hereof, Company has delivered to Purchaser a schedule (the “Company Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V. Accordingly, Company hereby represents and warrants to Purchaser as follows, except as set forth on the Company Disclosure Letter:

3.1 Authorization, No Conflicts, Etc.

3.1.1 Authorization of Plan of Merger. Company has the requisite corporate power and authority to execute and deliver this Plan of Merger and, subject to the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock entitled to vote to approve the Plan of Merger (the “Company Shareholder Approval”), to consummate the transactions contemplated by this Plan of Merger. This Plan of Merger has been duly adopted, and the consummation of the Merger and the other transactions contemplated by this Plan of Merger have been duly authorized, by the Company Board of Directors. The Company Board of Directors has (a) determined that the terms of this Plan of Merger are in compliance with all applicable Laws and in the best interests of Company and the Company Shareholders, and (b) adopted this Plan of Merger, authorized the transactions contemplated by this Plan of Merger and resolved to recommend approval by the Company Shareholders of this Plan of Merger and the transactions contemplated by it (such recommendation, the “Company Board Recommendation”) by an affirmative vote of at least two-thirds of the entire Company Board of Directors, including at least one director of each class of the Company Board of Directors. Except for the Company Shareholder Approval, no other corporate proceedings on the part of Company are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Purchaser) constitutes valid and binding obligations of, Company and is enforceable against Company in accordance with its terms, except to the extent that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Company and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Company or any Subsidiary of Company (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”); or (b) any Law or Order applicable to Company or any Company Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 3.1.4.

3.1.3 Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Company and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Company or any Company Subsidiary is a party or subject, or by which Company or any Company Subsidiary is bound or affected.

3.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity is necessary for the consummation of the transactions contemplated by this Plan of Merger by Company other than in connection or compliance with the provisions of the IBCL and the MBCA, as applicable, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, the Michigan Banking Code and the Indiana Financial Institutions Act. Company has no Knowledge of any reason why the regulatory approvals referred to in this Section 3.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.

3.2 Organization and Good Standing. Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Michigan. Company has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Company is a bank holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Company is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3 Subsidiaries.

3.3.1 Ownership. Section 3.3.1 of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary as of the date of this Plan of Merger. Other than the Company Subsidiaries, Company does not have “control” (as defined in Section 2(a)(2) of the Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any Person engaged in an active trade or business or that holds any significant assets. Company or a Company Subsidiary owns all of the issued and outstanding capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any claim or Lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Company Subsidiary.

3.3.2 Organization and Good Standing. Each of the Company Subsidiaries (a) is duly organized and validly existing under the Laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified; and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3.3 Deposit Insurance; Other Assessments. The deposits of each Company Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Company Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Company, threatened. Company and each Company Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Company or each Company Subsidiary.

3.4 Capital Stock.

3.4.1 Classes and Shares. The authorized capital stock of Company consists of 4,500,000 shares, divided into two classes, as follows (i) 4,000,000 shares of common stock, no par value (the “Company Common Stock”), of which 1,046,703 shares were issued and outstanding as of July 24, 2014; and (ii) 50,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which no shares were issued and outstanding as of July 24, 2014. Except for the Company Share-Based Awards, as of the date of this Plan of Merger, there is no security or class of securities outstanding that represents or is convertible into capital stock of Company.

3.4.2 Share-Based Awards. Section 3.4.2 of the Company Disclosure Letter sets forth, as of the date of this Plan of Merger, the number of shares of Company Common Stock that are authorized and reserved for issuance under each Company Stock Plan, and the number of shares of Company Common Stock that are subject to outstanding stock options and restricted stock (collectively, “Company Share-Based Awards”) issued under a Company Stock Plan. All Company Share-Based Awards have been awarded under a Company Stock Plan, and there are no other compensatory awards outstanding pursuant to which Company Common Stock is issuable, or that relate to or are determined by reference to the value of Company Common Stock. All outstanding shares of Company Common Stock, and all Company Common Stock reserved for issuance under the Company Stock Plans when issued in accordance with the respective terms of the Company Stock Plans, are or will be duly authorized, validly issued, fully paid and non-assessable and not issued in violation of any preemptive rights, purchase option, call or right of first refusal rights.

3.4.3 Issuance of Shares. After the date of this Plan of Merger, the number of issued and outstanding shares of Company Common Stock and Company Preferred Stock is not subject to change before the Effective Time, other than the issuance of shares of Company Common Stock upon the exercise of any Company Share-Based Awards granted pursuant to a Company Stock Plan prior to the date of this Plan of Merger.

3.4.4 Voting Rights. Other than the issued and outstanding shares of Company Common Stock described in Section 3.4.1, neither Company nor any Company Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger, or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

3.4.5 Appraisal Rights. No Company Shareholder will be entitled to appraisal rights pursuant to the MBCA as a result of the consummation of the Merger.

3.5 Financial Statements.

3.5.1 Financial Statements. The consolidated financial statements of Company as of and for each of the three years ended December 31, 2013, 2012, and 2011, as reported on by Company’s independent accountants, and the unaudited consolidated financial statements of Company as of and for the quarter ended March 31, 2014, including all schedules and notes relating to such statements, as previously delivered to Purchaser (collectively, “Company’s Financial Statements”), fairly present, and the unaudited consolidated financial statements of Company as of and for each of the quarters ending after March 31, 2014 until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Company as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in Company’s Financial Statements). No financial statements of any entity or enterprise other than the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of Company.

3.5.2 Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

3.5.2.1 The Consolidated Reports of Condition and Income (Form FFIEC 041) of Founders Bank & Trust (including any amendments) as of and for each of the fiscal years ended December 31, 2013, 2012, and 2011, and as of and for the quarter ended March 31, 2014 as filed with the FDIC; and

3.5.2.2 The Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9SP) for Company (including any amendments) as of and for each of the fiscal years ended December 31, 2013, 2012, and 2011, and as of and for the quarter ended March 31, 2014 as filed with the Federal Reserve Board.

All of such reports required to be filed after March 31, 2014 and prior to the Effective Time by Company or any Company Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 3.5.2 are collectively referred to as the “Company Call Reports.”

3.6 Absence of Undisclosed Liabilities. There exist no Liabilities of Company or any of the Company Subsidiaries other than (a) Liabilities that are adequately reflected, reserved for or disclosed in the Company’s Financial Statements, (b) Liabilities incurred in the ordinary course of business of Company and the Company Subsidiaries, or (c) Liabilities that would not reasonably be expected to have a Company Material Adverse Effect.

3.7 Absence of Certain Changes or Events. Since December 31, 2013, (a) Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.8 Legal Proceedings. There is no Action pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries that (a) as of the date of this Plan of Merger, challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no material unsatisfied judgment, penalty or award against Company or any of the Company Subsidiaries. Neither Company nor any of the Company Subsidiaries, nor any of their respective properties or assets, is subject to any Order or any investigation by a Governmental Entity that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No officer or director of Company or any of the Company Subsidiaries is a defendant in any Action commenced by any shareholder of Company or any of the Company Subsidiaries with respect to the performance of his or her duties as an officer or a director of Company or any of the Company Subsidiaries under any applicable Law, except for any Action arising out of or relating to the Merger and the transactions contemplated by this Plan of Merger.

3.9 Regulatory Filings. In the last three years:

3.9.1 Regulatory Filings. Company and each Company Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and

3.9.2 Complete and Accurate. All such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.

3.10 No Indemnification Claims. To the Knowledge of Company, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other Person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any Contract or arrangement providing for indemnification or reimbursement of any such Person by Company or any Company Subsidiary.

3.11 Conduct of Business. Company and each Company Subsidiary has conducted its business and used its properties in compliance with all applicable Orders and Laws, including without limitation applicable federal and state Laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, insurance, privacy, and Environmental Laws; except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Transaction Documents. None of the information supplied or to be supplied by Company with respect to its financial condition, results of operations, business, assets, capital, or directors and officers for inclusion or incorporation by reference in this Plan of Merger, the Company Disclosure Letter (and any update thereto), or any other Transaction Document has or will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Proxy Statement relating to Company and the Company Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

3.13 Agreements With Bank Regulators. Neither Company nor any Company Subsidiary is a party to any Contract, cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any Order by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity that restricts materially the conduct of Company’s or a Company Subsidiary’s business, or in any manner relates to the capital adequacy, credit or reserve policies or management of Company or any Company Subsidiary (a “Regulatory Agreement”), nor has Company nor any Company Subsidiary been advised by any Governmental Entity that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) an Order or a Regulatory Agreement. Neither Company nor any Company Subsidiary is required by Section 32 of the FDI Act or FDIC Regulation Part 359 or the Federal Reserve Board to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

3.14 Tax Matters.

3.14.1 All material Tax Returns required by applicable Law to have been filed by Company and each Company Subsidiary since January 1, 2009 have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. Since January 1, 2009, Company and each Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party. Since January 1, 2009, all material Taxes that are due and payable by Company and each Company Subsidiary have been paid.

3.14.2 There is no audit or other proceeding pending against or with respect to Company or any Company Subsidiary with respect to any material amount of Tax. There are no material Liens on any of the assets of Company or any of the Company Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

3.14.3 Neither Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes, which waiver or extension is still open.

3.14.4 Neither Company nor any Company Subsidiary has been included in any “consolidated,” “unitary” or “combined” Tax Return for any taxable period for which the statute of limitations has not expired (other than a group of which Company and one or more Company Subsidiaries are the only members). Neither Company nor any Company Subsidiary is a general partner in any partnership.

3.14.5 Within the past three years, neither Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

3.14.6 Neither Company nor any Company Subsidiary has participated in or been a party to a transaction that, as of the date of this Plan of Merger, constitutes a “listed transaction” for purposes of Section 6011 of the Code (or a similar provision of state Law).

3.14.7 Neither Company nor any Company Subsidiary has taken any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

3.14.8 There has been no disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Company or any Company Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise.

3.15 Property.

3.15.1 Title to and Interest in Property. Except with such exceptions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) Company and each Company Subsidiary has good and valid title to all of the real property owned by Company or any Company Subsidiary and used in their business as presently conducted (“Company Real Property”), free and clear of all Liens, except for Permitted Liens, and (b) Company and each Company Subsidiary has valid leasehold interests in all of the real property leased by Company or any Company Subsidiary and used in their business as presently conducted (“Company Leased Real Property”). All material leases to which Company or any Company Subsidiary is a party and under which it is in possession of any Company Leased Property are valid and binding contracts and are in full force and effect and neither Company nor any Company Subsidiary has received any written notice alleging violation, breach, or default of such lease. Company and each Company Subsidiary is in possession of the Company Leased Property purported to be leased under all its material leases.

3.15.2 Condition of Property. Except with such exceptions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal property and assets of Company and any Company Subsidiaries, Company Real Property and Company Leased Property is structurally sound and in good operating condition and repair, reasonable wear and tear excepted, and subject to maintenance and repair in the ordinary course of business consistent with past practice which has been and is being performed, are adequate for the uses to which they are being put, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15.3 No Encroachments. Except for encroachments that have been insured by a title insurance policy benefitting Company or a Company Subsidiary, no building or improvement to Company Real Property or Company Leased Real Property encroaches on any easement or property owned by another Person. No building or property owned by another person encroaches on Company Real Property or Company Leased Real Property or on any easement benefiting Company Real Property or Company Leased Real Property. No claim of encroachment has been asserted by any person with respect to any Company Real Property or Company Leased Real Property.

3.15.4 Zoning; Private Restrictions. None of Company, the Company Subsidiaries, Company Real Property, or Company Leased Real Property is in material violation of any applicable zoning regulation, building restriction, restrictive covenant, ordinance, or any Law, order, regulation, or requirement.

3.15.5 Buildings. All buildings and improvements to Company Real Property and Company Leased Real Property are in good condition (normal wear and tear excepted), are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.

3.15.6 No Condemnation. No Company Real Property or Company Leased Real Property is the subject of any condemnation action. To the knowledge of Company, there is no proposal under active consideration by any public or governmental authority or entity to acquire Company Real Property or Company Leased Real Property for any governmental purpose.

3.15.7 Access. Each premises comprising Company Real Property and Company Leased Real Property has both legal and practical pedestrian and vehicular access to a public street.

3.15.8 Obligations. Company and each Company Subsidiary, as applicable, has paid all amounts due and owing and performed all obligations under each agreement that affects any Company Real Property or Company Leased Real Property.

3.16 Intellectual Property. Company and the Company Subsidiaries own, or have a valid license or other valid right to use, all material Intellectual Property as used in their business as presently conducted; it being understood that the foregoing shall not be construed to expand or diminish the scope of the non-infringement representations and warranties that follow in this Section 3.16. No Actions, suits or other proceedings are pending or, to the Knowledge of Company, threatened that Company or any of the Company Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property. To the Knowledge of Company, no Person is infringing, misappropriating or otherwise violating the rights of Company or any of the Company Subsidiaries with respect to any Intellectual Property owned or purported to be owned by Company or any of the Company Subsidiaries (collectively the “Company-Owned Intellectual Property”). Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of Company: (a) no circumstances exist which could reasonably be expected to give rise to any (i) Action that challenges the rights of Company or any of the Company Subsidiaries with respect to the validity or enforceability of the Company-Owned Intellectual Property or (ii) claim of infringement, misappropriation, or violation of the Intellectual Property rights of any Person, and (b) the consummation of the transactions contemplated by this Plan of Merger will not give rise to any claim by any Person to a right to own, purchase, transfer, use, alter, impair, extinguish or restrict any Company-Owned Intellectual Property or Intellectual Property licensed to Company or any Company Subsidiary.

3.17 Required Licenses, Permits, Etc. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and each Company Subsidiary hold all Permits and other rights from all appropriate Governmental Entities necessary for the conduct of its business substantially as presently conducted and all such material Permits and rights are in full force and effect.

3.18 Material Contracts and Change of Control.

3.18.1 “Material Contracts” Defined. For the purposes of this Plan of Merger, the term “Company Material Contract” means any of the following Contracts to which Company or any of the Company Subsidiaries is a party or bound as of the date of this Plan of Merger:

3.18.1.1 Each Contract, other than any Contracts contemplated by this Plan of Merger, that limits (or purports to limit) in any material respect the ability of Company or any of the Company Subsidiaries to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements);

3.18.1.2 Each Contract that creates a partnership or joint venture to which Company or any of the Company Subsidiaries is a party;

3.18.1.3 Each Contract between or among Company and any Company Subsidiary;

3.18.1.4 Each Contract with a correspondent banker;

3.18.1.5 Each Contract relating to the borrowing of money by Company or any Company Subsidiary or guarantee by Company or any Company Subsidiary of such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, FHLB advances of depository institution Company Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business consistent with past practice) in excess of $250,000;

3.18.1.6 Each Contract that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, other than this Plan of Merger, pursuant to which Company or any of the Company Subsidiaries has any continuing obligations, contingent or otherwise;

3.18.1.7 Each Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

3.18.1.8 Each voting agreement or registration rights agreement with respect to the capital stock of Company or any of the Company Subsidiaries;

3.18.1.9 Each Contract granting Company or any Company Subsidiary the right to use, restricting Company’s or any Company Subsidiary’s right to use, or granting any other Person the right to use Intellectual Property that is material to the conduct of Company’s or any Company Subsidiary’s business (including any license, franchise agreement, co-existence agreement, concurrent-use agreement, settlement agreement or other similar type Contract);

3.18.1.10 Each Contract involving a standstill or similar obligation of Company or any of the Company Subsidiaries relating to the purchase of securities of Company or any other Person;

3.18.1.11 Each Contract that limits the payment of dividends by Company or any Company Subsidiary;

3.18.1.12 Except contracts made in accordance with Regulation O, and except contracts entered into in the ordinary course of business consistent with past practice for compensation or indemnity, any Contract between Company or any Company Subsidiary, on the one hand, and, on the other hand (a) any officer or director of Company or a Company Subsidiary, or (b) to the Knowledge of Company, any (i) record or beneficial owner of 10% or more of the voting securities of Company, (ii) Affiliate or family member of any such officer, director, or record or beneficial owner, or (iii) other Affiliate of Company, except in each case those Contracts of a type available to employees of Company generally;

3.18.1.13 Each Contract for any one capital expenditure or a related series of capital expenditures, the aggregate amount of which is in excess of $125,000;

3.18.1.14 Each Contract or commitment to make a loan not yet fully disbursed or funded to any Person, wherein the undisbursed or unfunded amount exceeds $125,000, except for lines of credit, approved residential mortgage loans and approved construction loans existing as of the date of this Plan of Merger;

3.18.1.15 Each Contract or commitment for a loan participation agreement with any other Person in excess of $125,000; and

3.18.1.16 Each employment Contract with an employee of Company or any Company Subsidiary or any other compensatory Contract or plan in which any executive officer of Company or any

Company Subsidiary participates (other than any compensatory Contract or plan which pursuant to its terms is available to employees, officers, or directors generally and which in operation provides for the same method of allocation of benefits between management and non-management participants).

3.18.2 Full Force and Effect. Prior to the date of this Plan of Merger, Company has provided or made available to Purchaser a true and complete copy of each Company Material Contract in effect as of the date of this Plan of Merger. Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all Company Material Contracts are in full force and effect as of the date of this Plan of Merger, (b) neither Company nor any of the Company Subsidiaries is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any Company Material Contract, (c) to the Knowledge of Company, no other party to any Company Material Contract is in breach of or in default under any Company Material Contract, and (d) neither Company nor any Company Subsidiary has received written notice of breach or termination (or proposed breach or termination) of any Company Material Contract.

3.19 Labor and Employment Matters.

3.19.1 Compliance with Labor and Employment Laws. Except with such exceptions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) Company and all of the Company Subsidiaries are in compliance with all applicable Laws relating to labor and employment practices, including those relating to wages, employee benefits, hours and overtime, workplace safety and health, immigration, individual and collective termination, non-discrimination and data privacy, the identification of particular employees or job classifications as “exempt” or “non-exempt” for purposes of such obligations, and any and all other matters involving compensation or benefits afforded to or not afforded to employees, contractors or consultants except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (b) there is no unfair labor practice charge or complaint pending before the NLRB or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries; (c) during the past three years there has been no labor strike, slowdown, work stoppage or lockout, pending or, to the Knowledge of Company, threatened against or affecting Company or any of the Company Subsidiaries; (d) there is no representation claim or petition pending before the NLRB or any similar foreign agency relating to the employees of Company or any Company Subsidiary; (e) Company has not received written notice of charges with respect to or relating to Company or any Company Subsidiary pending before the Equal Employment Opportunity Commission or other Governmental Entity responsible for the prevention of unlawful employment practices; and (f) neither Company nor any Company Subsidiary has received any written notice from any Governmental Entity responsible for the enforcement of labor or employment Laws of an intention to conduct an investigation of Company or any Company Subsidiary and, to the Knowledge of Company, no such investigation is in progress.

3.19.2 Collective Bargaining Agreements. Neither Company nor any Company Subsidiary is party to, bound by, or negotiating any Collective Bargaining Agreement or any other Contract with any labor organization, union, works council, employee representative or association relating to the employees of Company or any Company Subsidiary.

3.19.3 WARN Act. Since January 1, 2010, neither Company nor any Company Subsidiary has effectuated a “plant closing” or a “mass lay off” (in each case, as defined in the WARN Act), in either case affecting any site of employment or facility of Company or any Company Subsidiary, except in compliance with the WARN Act.

3.19.4 Occupational Health and Safety. As of the date of this Plan of Merger, there is no audit, charge or proceeding with respect to a material violation of any occupational health and safety standards that is pending or unremedied, or to the Knowledge of Company, threatened against Company or any Company Subsidiary. Company and all of the Company Subsidiaries are in compliance with all applicable occupational health and safety Laws, except for such failures to comply as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.19.5 Certain Contracts. Neither Company nor any Company Subsidiary is a party or subject to any Contract which restricts Company or any Company Subsidiary from relocating, closing or terminating any of its operations or facilities or any portion of its operations or facilities.

3.19.6 Eligibility Verification. Company has implemented commercially reasonable procedures to ensure that all employees who are performing services for Company or any Company Subsidiary in the United States are legally permitted to work in the United States and will be legally permitted to work in the United States for the Surviving Corporation or any of its Subsidiaries following the consummation of the transactions contemplated by this Plan of Merger.

3.20 Employee Benefits.

3.20.1 Company has delivered or made available to Purchaser true and complete copies of all material Company Benefit Plans. Each Company Benefit Plan is in compliance with all applicable requirements of ERISA, the Code and all other applicable Laws and has been administered in accordance with its terms and such Laws, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.20.2 Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code is so qualified and has at all times since its adoption been so qualified, and to the Knowledge of Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such qualification in any material respect.

3.20.3 All contributions, payments or premiums required to be made with respect to any Company Benefit Plan by Company have been timely made, and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and each of Company and the Company Subsidiaries have performed all material obligations required to be performed under all Company Benefit Plans with respect to which Company or any ERISA Affiliate of Company has an obligation to contribute.

3.20.4 Neither Company nor any ERISA Affiliate of Company participates in nor since December 31, 1973 has ever participated in any Multiemployer Plan, and neither Company nor any ERISA Affiliate of Company maintains or contributes to, or is party to, and, at no time since January 1, 2009 maintained, contributed to, or was a party to, any plan, program, agreement or policy that (a) is a “defined benefit plan” within the meaning of section 414(j) of the Code or 3(35) of ERISA, (b) is a “multiple employer plan” as defined in ERISA or the Code (whether or not subject thereto), (c) is described in Section 401(a)(1) of ERISA (whether or not subject thereto), (d) is a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code, (e) is a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9), or (vi) is primarily for the benefit of employees who reside outside of the United States.

3.20.5 Except as required by Part 6 of Subtitle B of Title I of ERISA or section 4980B of the Code or any state Laws requiring continuation of benefits coverage following termination of employment, neither Company nor any Company Subsidiary provides health or welfare benefits for any retired or former employee following such employee’s retirement or other termination of service.

3.20.6 The execution, delivery of, and performance by Company of its obligations under the transactions contemplated by this Plan of Merger (either alone or upon the occurrence of any additional or subsequent event) will not (a) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current, former or retired employees, officers, consultants, independent contractors, agents or directors of Company or any of the Company Subsidiaries; (b) result in the triggering or imposition of any restrictions or limitations on the right of Company or any of the Company Subsidiaries to amend or terminate any Company Benefit Plan; or (c) result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

3.20.7 Company and the Company Subsidiaries may, subject to the limitations imposed by applicable Law and the terms of the applicable Company Benefit Plan, without the consent of any employee, beneficiary, or other person, prospectively terminate, modify, or amend any such Company Benefit Plan effective as of any date on or after the date of this Plan of Merger.

3.20.8 Neither Company nor any Company Subsidiaries have any “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code).

3.20.9 There is no pending or, to the Knowledge of Company, threatened Action with respect to any Company Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.

3.20.10 Since January 1, 2013, neither Company nor any of the Company Subsidiaries have agreed or otherwise committed to adopt any new plan, program, agreement or policy that would constitute a Company Benefit Plan or result in participation in a Multiemployer Plan or increase or improve the compensation, benefits, or terms and conditions of employment or service of any director, officer, employee, or consultant, except (a) in the ordinary course of business consistent with past practice, or (b) as required by applicable Law or any applicable Company Benefit Plan.

3.20.11 Each of the Company Benefit Plans which is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA is in compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company nor any of the Company Subsidiaries have any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other material Liability arising wholly or partially out of events occurring on or before the Closing.

3.21 Environmental Matters.

3.21.1 Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) Company and each of the Company Subsidiaries is and has been in compliance with and has no Liability under applicable Environmental Laws; (b) Company and each of the Company Subsidiaries possesses, has possessed and is and has been in compliance with all required Environmental Permits; (c) there are no Environmental Claims pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries, and, to the Knowledge of Company, there are no facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim against Company or any of the Company Subsidiaries; (d) no Releases of Hazardous Materials have occurred and no Person has been exposed to any Hazardous Materials at, from, in, to, on, or under any Company Site and no Hazardous Materials are present in, on, about or migrating to or from any Company Site that could give rise to an Environmental Claim against Company or any of the Company Subsidiaries; (e) neither Company nor any of the Company Subsidiaries has entered into or is subject to, any judgment, decree, order or other similar requirement of or agreement with any Governmental Entity under any Environmental Laws; (f) neither Company nor any of the Company Subsidiaries has assumed responsibility for or agreed to indemnify or hold harmless any Person for any Liability, arising under or relating to Environmental Laws; and (g) neither Company nor any of the Company Subsidiaries, any predecessors of Company or any of the Company Subsidiaries, nor any entity previously owned by Company or any of the Company Subsidiaries, has transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Material to any off-Site location which has or could result in an Environmental Claim against Company or any of the Company Subsidiaries.

3.21.2 No Company Site contains, and to the Knowledge of Company has ever contained, any underground tanks for the storage of Hazardous Materials. With respect to any underground storage tank that is listed in the Company Disclosure Letter as an exception to the foregoing, each such underground storage tank presently or previously located on any Company Site has been operated, maintained and removed or closed in place, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any Release of a Hazardous Material to the environment that has not been fully remediated.

3.22 Duties as Fiduciary. Company and each Company Subsidiary has performed all of its respective duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable Laws, Contracts, wills, instruments and common law standards. Neither Company nor any Company Subsidiary has received any notice of any Action, claim, allegation or complaint from any Person that Company or any Company Subsidiary failed to perform these duties in a manner that complies in all material respects with all applicable Laws, Contracts, wills, instruments and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in Company’s Financial Statements.

3.23 Investment Bankers and Brokers. Company has employed Donnelly Penman & Partners (“Company Investment Banker”) in connection with the Merger. Company, the Company Subsidiaries, and their respective Representatives have not employed, engaged, or consulted with any broker, finder, or investment banker other than Company Investment Banker in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Company to Company Investment Banker in connection with the Merger, as described in Section 3.23 of the Company Disclosure Letter, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Company or any Company Subsidiary to any Person with respect to the Plan of Merger or the consummation of the Merger.

3.24 Fairness Opinion. The Company Board of Directors has received the oral opinion of the Company Investment Banker, to the effect that, as of such date and based on and subject to the assumptions, qualifications and limitations contained therein, the Merger Consideration is fair to the Company Shareholders from a financial point of view.

3.25 Company-Related Persons. For purposes of this Plan of Merger, the term “Company-Related Person” shall mean any shareholder owning 10% or more of the Company Common Stock, any director or executive officer of the Company or any Company Subsidiary, their spouses and any children who are a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

3.25.1 Insider Loans. No Company-Related Person has any loan, credit or other Contract outstanding with Company or any Company Subsidiary that does not conform to applicable rules and regulations of the FDIC, the Federal Reserve Board, or any other Governmental Entity with jurisdiction over Company or any Company Subsidiary.

3.25.2 Control of Material Assets. Other than in a capacity as a shareholder, director, or executive officer of Company or any Company Subsidiary, no Company-Related Person owns or controls any material assets or properties that are used in the business of Company or any Company Subsidiary.

3.25.3 Contractual Relationships. Other than ordinary and customary banking relationships, no Company-Related Person has any contractual relationship with Company or any Company Subsidiary.

3.25.4 Loan Relationships. No Company-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, Company or any Company Subsidiary in a principal amount of $250,000 or more.

3.26 Insurance. Company and the Company Subsidiaries maintain in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. There is no unsatisfied claim of $100,000 or more under such insurance as to which the insurance carrier has denied liability. Since January 1, 2009, no insurance company has canceled or refused to renew a policy of insurance covering Company’s or any Company Subsidiary’s assets, properties, premises, operations, directors or personnel. Company and the Company Subsidiaries have given adequate and timely notice to each insurance carrier, and have complied in all material respects with all policy provisions, with respect to any material known claim for which a defense or indemnification or both may be available to Company or the Company Subsidiaries.

3.27 Allowance for Loan and Lease Losses. The allowance for loan and lease losses as reflected in Company’s consolidated financial statements and the Company Call Reports as of December 31, 2013 and as of the quarter ended March 31, 2014 was, in the reasonable opinion of Company’s management, (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (b) consistent with GAAP and reasonable and sound banking practices, and (c) conforms to recommendations and comments in reports of examination in all material respects.

3.28 Loan Origination and Servicing. In originating, underwriting, servicing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, Company and each Company Subsidiary has complied with all applicable terms and conditions of such obligations and with all applicable Laws, Contracts, rules, and procedures, except for incidents of noncompliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.29 Loan Guarantees. Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all guarantees of indebtedness owed to Company or any Company Subsidiary, including without limitation those of the Federal Housing Administration, the Small Business Administration, and any other Governmental Entity, are valid and enforceable, except as limited by bankruptcy, insolvency, moratorium, reorganization, or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.

3.30 Data Security and Customer Privacy. Company and each Company Subsidiary is in compliance in all material respects with (a) all applicable Laws and applicable requirements of Governmental Entities regarding the security of each of their customers’ data and the systems operated by Company and each Company Subsidiary, and (b) their respective privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.

3.31 Loans and Investments. All investments and, to the Knowledge of Company, all loans of Company and each Company Subsidiary are: (a) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (b) legal and enforceable in accordance with their terms, except as may be limited by any bankruptcy, insolvency, moratorium, or other Laws affecting the rights of creditors generally or by the exercise of judicial discretion; (c) authorized under all applicable Laws; and (d) to the extent secured, secured by valid Liens which have been perfected. Neither Company nor any of the Company Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for their own account or for the account of one or more of their respective customers, except for contractual interest rate caps and floors in loans to customers made in the ordinary course of business and except for interest rate locks on real estate mortgage loans expected to be sold in the ordinary course of business.

3.32 Securities Laws Matters. None of Company or the Company Subsidiaries is or ever has been required to file periodic reports with the SEC. Since January 1, 2011, neither Company nor any of the Company Subsidiaries has Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any Company Subsidiary or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, which, if true, would constitute a significant deficiency or a material weakness.

3.33 Books and Records. The books and records of Company are, in all material respects, complete and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Company on a consolidated basis set forth in the Company Financial Statements.

3.34 Community Reinvestment Act. Each Company Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.35 Joint Ventures; Strategic Alliances. Neither Company nor any Company Subsidiary is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated Person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.

3.36 Shareholder Rights Plan. Company does not have in effect any shareholder rights plan, “poison pill,” or similar plan or arrangement.

3.37 Organizational Documents. The articles of incorporation and bylaws of Company and any similar governing documents for each of the Company Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Plan of Merger have been delivered to Purchaser.

3.38 Bank Secrecy Act. Neither Company nor any Company Subsidiary has been notified of any supervisory criticisms or charges alleging noncompliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering Laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.39 No Other Representations or Warranties. Except for the representations and warranties made by Company and the Company Subsidiaries in this Article III, neither Company nor any other Person makes or has made any representation or warranty with respect to Company or the Company Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.

ARTICLE IV

PURCHASER’S REPRESENTATIONS AND WARRANTIES

On or prior to the date hereof, Purchaser has delivered to Company a schedule (the “Purchaser Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V. Accordingly, Purchaser hereby represents and warrants to Company as follows, except as set forth on the Purchaser Disclosure Letter:

4.1 Authorization, No Conflicts, Etc.

4.1.1 Authorization of Plan of Merger. Purchaser has the requisite corporate power and authority to execute and deliver this Plan of Merger and to consummate the transactions contemplated by this Plan of Merger. This Plan of Merger has been duly adopted, and the consummation of the Merger and the other transactions contemplated by this Plan of Merger have been duly authorized, by the Purchaser Board of Directors. No other corporate proceedings on the part of Purchaser are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Company) constitutes valid and binding obligations of, Purchaser and is enforceable against Purchaser in accordance with its terms, except to the extent that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Purchaser or any Subsidiary of Purchaser (each a “Purchaser Subsidiary” and collectively, the “Purchaser Subsidiaries”); or (b) any Law or Order applicable to Purchaser or any Purchaser Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 4.1.4.

4.1.3 Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Purchaser or any Purchaser Subsidiary is a party or subject, or by which Purchaser or any Purchaser Subsidiary is bound or affected.

4.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity is necessary for the consummation of the transactions contemplated by this Plan of Merger by Purchaser other than in connection or compliance with the provisions of the IBCL and the MBCA, as applicable, compliance with federal and state securities Laws, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, the Michigan Banking Code and the Indiana Financial Institutions Act. Purchaser has no Knowledge of any reason why the regulatory approvals referred to in this Section 4.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.

4.2 Organization and Good Standing. Purchaser is a corporation duly organized and validly existing under the Laws of the State of Indiana. Purchaser has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Purchaser is a bank holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Purchaser is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.3 Subsidiaries.

4.3.1 Ownership. Purchaser has provided to Company a true and complete list of each Purchaser Subsidiary as of the date of this Plan of Merger. Other than the Purchaser Subsidiaries, Purchaser does not have “control” (as defined in Section 2(a)(2) of the Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any Person engaged in an active trade or business or that holds any significant assets. Purchaser or a Purchaser Subsidiary owns all of the issued and outstanding capital stock or other equity interests of each of the Purchaser Subsidiaries, free and clear of any claim or Lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Purchaser Subsidiary.

4.3.2 Organization and Good Standing. Each of the Purchaser Subsidiaries (a) is duly organized and validly existing under the Laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.3.3 Deposit Insurance; Other Assessments. The deposits of each Purchaser Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Purchaser Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Purchaser, threatened. Purchaser and each Purchaser Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Purchaser or each Purchaser Subsidiary.

4.4 Capital Stock.

4.4.1 Classes and Shares. The authorized capital stock of Purchaser consists of 152,000,000 shares, divided into two classes, as follows (a) 150,000,000 shares of common stock, no par value (the “Purchaser Common Stock”), of which 105,877,708 shares were issued and outstanding as of July 24, 2014; and (b) 2,000,000 shares of preferred stock, no par value (the “Purchaser Preferred Stock”), of which no shares were issued and outstanding as of July 24, 2014. Except for the Purchaser Share-Based Awards, as of the date of this Plan of Merger, there is no security or class of securities outstanding that represents or is convertible into capital stock of Purchaser.

4.4.2 Share-Based Awards. Section 4.4.2 of the Purchaser Disclosure Letter sets forth, as of the date of this Plan of Merger, the number of shares of Purchaser Common Stock that are authorized and reserved for issuance under each Purchaser Stock Plan, and the number of shares of Purchaser Common Stock that are subject to outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, and other stock-based awards (collectively, “Purchaser Share-Based Awards”).

4.4.3 Voting Rights. Neither Purchaser nor any Purchaser Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger, this Plan of Merger, or the issuance of Purchaser Common Stock that constitutes the Merger Consideration, or that entitle the holder or holders to consent to, or withhold consent on, the Merger, this Plan of Merger or the issuance of Purchaser Common Stock that constitutes the Merger Consideration. No vote or consent of the holders of Purchaser Common Stock is required, whether by Law, agreement or otherwise, in connection with this Plan of Merger, the transactions contemplated hereby, or the consummation of such transactions.

4.5 Financial Statements.

4.5.1 Financial Statements. The consolidated financial statements of Purchaser as of and for each of the three years ended December 31, 2013, 2012, and 2011, as reported on by Purchaser’s independent accountants, and the unaudited consolidated financial statements of Purchaser as of and for the quarter ended March 31, 2014, including all schedules and notes relating to such statements, as previously delivered to Company (collectively, “Purchaser’s Financial Statements”), fairly present, and the unaudited consolidated financial statements of Purchaser as of and for each of the quarters ending after March 31, 2014 until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Purchaser as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in Purchaser’s Financial Statements). No financial statements of any entity or enterprise other than the Purchaser Subsidiaries are required by GAAP to be included in the consolidated financial statements of Purchaser.

4.5.2 Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

4.5.2.1 The Consolidated Reports of Condition and Income (Form FFIEC 041) of each Purchaser Subsidiary required to file such reports (including any amendments) as of and for each of the fiscal years ended December 31, 2013, 2012, and 2011 and as of and for the quarter ended March 31, 2014 as filed with the FDIC; and

4.5.2.2 The Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and Parent Company Only Financial Statements for Large Bank Holding Companies (Form FR Y-9LP) for Purchaser (including any amendments) as of and for each of the fiscal years ended December 31, 2013, 2012, and 2011 and as of and for the quarter ended March 31, 2014 as filed with the Federal Reserve Board.

All of such reports required to be filed after March 31, 2014 and prior to the Effective Time by Purchaser or any Purchaser Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 4.5.2 are collectively referred to as the “Purchaser Call Reports.”

4.6 Absence of Certain Changes or Events. Since December 31, 2013, (a) Purchaser and the Purchaser Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.7 Legal Proceedings. There is no Action pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of the Purchaser Subsidiaries that (a) as of the date of this Plan of Merger, challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. There is no material unsatisfied judgment, penalty or award against Purchaser or any of the Purchaser Subsidiaries. Neither Purchaser nor any of the Purchaser Subsidiaries, nor any of their respective properties or assets, is subject to any Order or any investigation by a Governmental Entity that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.8 Regulatory Filings. In the last three years:

4.8.1 Regulatory Filings. Purchaser and each Purchaser Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and

4.8.2 Complete and Accurate. All such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.

4.9 Conduct of Business. Purchaser and each Purchaser Subsidiary has conducted its business and used its properties in compliance with all applicable Orders and Laws, including without limitation applicable federal and state Laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, insurance, privacy, and Environmental Laws; except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.10 Transaction Documents. None of the information supplied or to be supplied by Purchaser with respect to its financial condition, results of operations, business, assets, capital, or directors and officers for inclusion or incorporation by reference in this Plan of Merger, the Purchaser Disclosure Letter (and any update thereto), or any other Transaction Document has or will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Proxy Statement relating to Purchaser and the Purchaser Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

4.11 Agreements With Bank Regulators. Neither Purchaser nor any Purchaser Subsidiary is a party to any Regulatory Agreement, nor has Purchaser nor any Purchaser Subsidiary been advised by any Governmental Entity that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) an Order or a Regulatory Agreement. Neither Purchaser nor any Purchaser Subsidiary is required by Section 32 of the FDI Act or FDIC Regulation Part 359 or the Federal Reserve Board to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

4.12 Investment Bankers and Brokers. Purchaser has employed Sandler O’Neill & Partners, L.P. (“Purchaser Investment Banker”) in connection with the Merger. Purchaser, the Purchaser Subsidiaries, and their respective Representatives have not employed, engaged, or consulted with any broker, finder, or investment banker other than Purchaser Investment Banker in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Purchaser to Purchaser Investment Banker in connection with the Merger, as described in Section 4.12 of the Purchaser Disclosure Letter, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Purchaser or any Purchaser Subsidiary to any Person with respect to the Plan of Merger or the consummation of the Merger.

4.13 Community Reinvestment Act. Each Purchaser Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.14 Organizational Documents. The articles of incorporation and bylaws of Purchaser and any similar governing documents for each of the Purchaser Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Plan of Merger have been delivered to Company.

4.15 Bank Secrecy Act. Neither Purchaser nor any Purchaser Subsidiary has been notified of any supervisory criticisms or charges alleging noncompliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering Laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.16 No Other Representations or Warranties. Except for the representations and warranties made by Purchaser and the Purchaser Subsidiaries in this Article IV, neither Purchaser nor any other Person makes or has made any representation or warranty with respect to Purchaser or the Purchaser Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Company or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.

ARTICLE V

COVENANTS

5.1 Conduct of Business by Company. Company shall, and shall cause each of the Company Subsidiaries to, during the period from the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as expressly contemplated by this Plan of Merger, as required by applicable Law or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), conduct its business in the ordinary course of business generally consistent with past practice in all material respects, and, to the extent consistent therewith, Company shall, and shall cause each of the Company Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and the Company Subsidiaries’ business organization and advantageous customer and business relationships and keep available the services of the present officers and employees. Without limiting the generality of the foregoing, between the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as otherwise expressly contemplated by this Plan of Merger or as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, Company shall not, nor shall it permit any of the Company Subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

5.1.1 amend its articles of incorporation or bylaws (or other comparable organizational documents);

5.1.2 (a) split, combine or reclassify any securities issued by Company or any of the Company Subsidiaries, (b) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any securities issued by Company or any of the Company Subsidiaries, except for the acceptance of shares of Company Common Stock delivered in satisfaction of the exercise price or tax withholding obligations by holders of Awards under Company Stock Plans that are outstanding as of the date of this Plan of Merger who exercise such Awards, and shares of Company Common Stock submitted for cancellation to satisfy tax withholding obligations that occur upon the vesting of Company Share-Based Awards that are outstanding as of the date of this Plan of Merger, or (c) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock, except for distributions to or from the Company Subsidiaries and except for quarterly cash dividends by Company each in an amount not to exceed $0.25 per share of Company Common Stock and paid in a manner consistent with past practice;

5.1.3 issue, sell, pledge, dispose of or encumber any securities issued by Company or any of the Company Subsidiaries, other than the issuance of shares of Company Common Stock upon the exercise of any Award granted pursuant to a Company Stock Plan prior to the date of this Plan of Merger;

5.1.4 except as set forth on Section 5.1.4 of the Company Disclosure Letter or except in the ordinary course of business consistent with past practice or except as required by applicable Law or the express terms of any Company Benefit Plan or Contract in effect as of the date of this Plan of Merger, (a) increase the compensation (including bonus opportunities) payable or that could become payable by Company or any of the Company Subsidiaries to directors or officers or to any substantial class of employees; (b) enter into any new or amend in any material respect any existing employment, consulting, severance, termination, retention or change in control agreement with any of its past or present officers, directors, or employees, (c) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Benefit Plan; (d) grant any severance or termination pay unless provided under any Company Benefit Plan; (e) grant any compensatory awards that are payable in, relate to, or are determined by reference to the value of, Company Common Stock; or (f) fund or in any other way secure any payment of compensation or benefit under any Company Benefit Plan;

5.1.5 promote any officer or promote any non-officer employee to an officer position or hire or terminate employment of any officer except for termination for cause and promotions or hires to replace;

5.1.6 acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or division of a business or, except for transactions with or among wholly-owned Subsidiaries, make any capital contributions to any Person, other than (a) incident to foreclosures in connection with debts previously contracted in good faith, or (b) acquisitions of personal property in the ordinary course of business generally consistent with past practice;

5.1.7 except in the ordinary course of business consistent with past practice, (a) transfer, license, sell, lease or otherwise dispose of any material assets, including the capital stock or other equity interests in any Company Subsidiary, however the foregoing shall not apply to dealings with financial assets or investment securities nor prohibit Company and the Company Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete or unused equipment, fixtures or assets, in each case in the ordinary course of business consistent with past practice; or (b) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

5.1.8 except in the ordinary course of business consistent with past practice, repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company or any of the Company Subsidiaries, guarantee any debt securities of another Person, or enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Company Subsidiary);

5.1.9 make any application for the opening, relocation, or closing of any branch office, loan production office or other material office or facility, or open, relocate or close any branch office, loan production office or other material office or facility;

5.1.10 enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract, other than in the ordinary course of business consistent with past practice;

5.1.11 institute, settle or compromise any Actions pending or threatened before any arbitrator, court or other Governmental Entity (a) involving the payment of monetary damages or an admission of liability by Company or any Company Subsidiary of any amount exceeding $125,000 or (b) involving injunctive or similar relief or (c) having a material impact on Company’s business;

5.1.12 make any material change in any method of financial accounting principles or practices, in each case except for any such change required or to be required by a change in GAAP or applicable Law;

5.1.13 (a) settle or compromise any material Tax claims, audits or assessments in excess of the amount reserved for such claims, audits or assessments as set forth on the books and records of Company, (b) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting or (c) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Company or the Company Subsidiaries;

5.1.14 except for (a) capital expenditures of amounts set forth in Company’s capital expenditure plan in Section 5.1.14 of the Company Disclosure Letter, (b) capital expenditures of amounts not more than $100,000, individually, or $250,000, in the aggregate, excluding expenditures under (a) above, or (c) capital expenditures required by Law or Governmental Entities or incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), make any capital expenditure or permit any of the Company Subsidiaries to make any capital expenditure;

5.1.15 enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies or practices, except in the ordinary course of business consistent with past practice or as required by Law or any regulatory agency having jurisdiction over Company or any of the Company Subsidiaries;

5.1.16 except as required by Law or any regulatory agency having jurisdiction over Company or any of the Company Subsidiaries, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

5.1.17 (a) except for loans or legally binding commitments for loans that have previously been approved and committed to by Company prior to the date of this Plan of Merger and except for renewals of loans existing as of the date of this Plan of Merger that are not subject to (b) or (c) below, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan, or amend or modify in any material respect any existing loan, that would result in total credit exposure to the applicable borrower in excess of $4,000,000, (b) except with respect to amendments or modifications that have previously been approved and committed to by Company prior to the date of this Plan of Merger, amend or modify in any material respect any existing loan rated (i) special mention, with total credit exposure in excess of $1,000,000; (ii) substandard, with total credit exposure in excess of $400,000; or (iii) nonaccrual, doubtful, loss, restructured by Company or past due 90 days or more, with total credit exposure in excess of $300,000, or (c) except with respect to any such actions that have previously been approved and committed to by Company prior to the date of this Plan of Merger, modify or amend any loan in a manner that would result in any principal forgiveness or effect any release of collateral at a value below the fair market value thereof as determined by Company, in each case in excess of $100,000.

5.1.18 restructure or materially change the nature of the composition of its investment securities portfolio through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios;

5.1.19 purchase, commit to purchase or otherwise acquire any derivative or synthetic mortgage product or enter into any interest rate swap transaction, other than the purchase and sale of collateralized mortgage obligations and interest rate swap transactions in the ordinary course of business and consistent with past practice and except for interest rate locks on real estate mortgage loans expected to be sold in the ordinary course of business;

5.1.20 take any action that would be materially inconsistent with or contrary to the representations, warranties, and covenants made by Company in this Plan of Merger, or take any action that would cause its representations and warranties to become untrue in any material respect, except as and to the extent required by applicable Law, regulatory agencies having jurisdiction over Company or any of the Company Subsidiaries, or this Plan of Merger;

5.1.21 fail to comply in all material respects with applicable Law, and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any Law is being contested in good faith and Purchaser has been notified of such contest;

5.1.22 fail to maintain its books, accounts, and records in the usual and regular manner, and in material compliance with applicable Law, governmental policy issuances, GAAP and accounting standards, and formally adopted internal policies and procedures;

5.1.23 fail to use commercially reasonable efforts to maintain its property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted;

5.1.24 fail to use commercially reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, directors, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force;

5.1.25 fail to charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with the prior respective practices of Company and the Company Subsidiaries and applicable industry, regulatory, and GAAP standards;

5.1.26 fail to promptly notify Purchaser of the threat or commencement of any material Action against, relating to, or affecting: (a) Company or any Company Subsidiary; (b) Company’s or any Company Subsidiary’s directors or officers in their capacities as such; (c) Company’s or any Company Subsidiary’s assets, liabilities, businesses, or operations; or (d) the Merger or this Plan of Merger;

5.1.27 make any loan or make any loan commitment or extension to any director, officer or shareholder owning 10% or more of the common stock of Company or any Company Subsidiary or any Affiliate of any such Person, which would, when aggregated with all outstanding loans, commitments, renewals, or extensions made by Company and the Company Subsidiaries to the Person and the Person’s Immediate Family and Affiliates, exceed $250,000. This restriction shall not apply to any renewals of existing loans on comparable terms or advances on existing lines of credit or the renegotiation or restructuring of any problem or delinquent loan or to the making of any residential mortgage loan in the ordinary course of business consistent with past practice and on terms available to Company’s or its Subsidiaries customers generally;

5.1.28 take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable Law or regulatory agencies having jurisdiction over Company or any of the Company Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Plan of Merger, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied;

5.1.29 enter into or amend any Contract or other transaction with any Company-Related Person, except as contemplated or permitted by this Plan of Merger;

5.1.30 take any action to pay any Liability, absolute or contingent, in excess of $100,000, except Liabilities reflected on Company’s Financial Statements, except in the ordinary course of business consistent with past practice, or except in connection with the transactions contemplated by this Plan of Merger;

5.1.31 change in any material respects its underwriting, investment or risk management or other similar policies of Company or any of the Company Subsidiaries except as required by Law or except changes reasonably intended to reduce risk which changes are made after consultation with Purchaser; or

5.1.32 agree or commit to do any of the foregoing.

For the purposes of this Section 5.1, prior written consent of Purchaser shall be deemed to have been given with respect to any matter for which Company has requested consent, in writing and delivered to the chief executive officer of Purchaser but Purchaser has not responded in writing within five Business Days of such request.

5.2 Conduct of Business by Purchaser. Between the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as otherwise expressly contemplated by this Plan of Merger or as required by applicable Law, Purchaser shall not, nor shall it permit any of the Purchaser Subsidiaries to, without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed):

5.2.1 amend the Purchaser’s articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Company Common Stock relative to the holders of Purchaser Common Stock;

5.2.2 take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable Law or regulatory agencies having jurisdiction over Purchaser or any of the Purchaser Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Plan of Merger, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

5.2.3 agree or commit to do any of the foregoing.

For the purposes of this Section 5.2, prior written consent of Company shall be deemed to have been given with respect to any matter for which Purchaser has requested consent, in writing and delivered to the chief executive officer of Company but Company has not responded in writing within five Business Days of such request.

5.3 No Solicitation by Company.

5.3.1 Except as specifically permitted by this Section 5.3, Company shall not and shall cause each of its Subsidiaries and Representatives not to, during the period from the date of this Plan of Merger until the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Section 7.1, directly or indirectly, (a) solicit, initiate, encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, or (b) engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person material non-public information in connection with any Company Takeover Proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make a Company Takeover Proposal. Company shall, and shall cause each of the Company Subsidiaries and each of its and the Company Subsidiaries’ Representatives to (i) immediately upon execution of this Plan of Merger, cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Company Takeover Proposal as of the date of this Plan of Merger, (ii) request promptly thereafter that such Person promptly return or destroy all confidential information concerning Company and the Company Subsidiaries delivered or made available to such Person or its Representatives by Company, the Company Subsidiaries or any Representatives thereof, in connection with its consideration of a Company Takeover Proposal and any summaries, analyses or extracts thereof or based thereon, and any files, copies or records containing such information in any computer or electronic media, and (iii) immediately upon execution of this Plan of Merger, terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

5.3.2 Notwithstanding anything to the contrary contained herein, if at any time prior to obtaining the Company Shareholder Approval, Company or any of its Representatives receives a Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.3, then Company and its Representatives may (a) contact such Person or group of Persons and their Representatives to request that such Person or group of Persons provide clarification of any term or condition of such Company Takeover Proposal that the Company Board of Directors determines in good faith to be ambiguous or unclear, and (b) if the Company Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes, or is reasonably expected to lead to, a Company Superior Proposal, and that failure to take such action would more likely than not to result in a breach of the Company Board of Directors’ fiduciary duties (i) furnish, pursuant to an Acceptable Company Confidentiality Agreement, information (including non-public information) with respect to Company and the Company Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal and their respective Representatives; provided that Company shall (subject to the terms of the Confidentiality Agreement) promptly make available to Purchaser (through an electronic dataroom or otherwise), and concurrently provide express written notification, via electronic mail notification to Purchaser in accordance with the applicable provisions of Section 9.8, of the availability of, any written material non-public information that is provided to any such Person or group of Persons or their respective Representatives, if such information was not previously provided to Purchaser or its Representatives, and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal and their respective Representatives; provided, further that Company shall promptly provide to Purchaser (A) a copy of any Company Takeover Proposal made in writing by any such Person or group of Persons to Company, any of the Company Subsidiaries, or any of their respective Representatives, and the identity of the Person making the Company Takeover Proposal, and (B) a written summary of the material terms of any such Company Takeover Proposal not made in writing. For the purposes of this Plan of Merger, “Acceptable Company Confidentiality Agreement” means any confidentiality agreement that contains terms that are no less favorable to Company than those contained in the Confidentiality Agreement.

5.3.3 Company shall keep Purchaser fully informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a current basis and shall notify Purchaser of the status of such Company Takeover Proposal. Company agrees that it and the Company Subsidiaries will not enter into any confidentiality or other agreements with any Person subsequent to the date of this Plan of Merger which prohibits Company from providing any information to Purchaser in accordance with this Section 5.3.

5.3.4 Except as permitted by Section 5.3.5, the Company Board of Directors shall not (a) (i) fail to recommend to the Company Shareholders that the Company Shareholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Purchaser, the Company Board Recommendation, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer, taking no position with respect to such offer, or a temporary “stop, look and listen” communication by the Company Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act (assuming such provisions are applicable to the Company), or (iv) adopt, approve or recommend, or publicly propose to approve or recommend to the Company Shareholders, a Company Takeover Proposal (actions described in this clause (a) being referred to as a “Company Adverse Recommendation Change”) or (b) cause or permit Company or any of the Company Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Company Confidentiality Agreement) (each, a “Company Acquisition Agreement”).

5.3.5 Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, the Company Board of Directors may, in connection with a bona fide written Company Takeover Proposal which did not result from any breach of this Section 5.3, make a Company Adverse Recommendation Change or terminate this Plan of Merger pursuant to Section 7.1.8 to enter into a definitive merger agreement or other definitive purchase or acquisition agreement with respect to such Company Takeover Proposal, if and only if, prior to taking such action, Company has complied with its obligations under this Section 5.3 and the Company Board of Directors has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that prior to taking any such action (a) Company has given Purchaser at least five Business Days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal, including the identity of the party making such Company Superior Proposal) and has contemporaneously provided a copy to Purchaser of all written materials (including all transaction agreements and related documents) with or from the party making such Company Superior Proposal, (b) Company has negotiated, and has caused its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Plan of Merger such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal and (c) following the end of such notice period, the Company Board of Directors shall have considered in good faith any changes to this Plan of Merger proposed in writing by Purchaser, and shall have determined that the Company Superior Proposal would continue to constitute a Company Superior Proposal if such revisions were to be given effect. In the event of any material revisions to a Company Takeover Proposal that could have an impact, influence or other effect on the Company Board of Directors’ decision or discussion with respect to whether such proposal is a Company Superior Proposal, Company shall deliver a new written notice to Purchaser pursuant to the foregoing clause (a) and again comply with the requirements of this Section 5.3.5 with respect to such new written notice; provided, however, that references herein to the five Business Day period shall be deemed to be references to a three Business Day period with respect thereto.

5.3.6 Provided that Company and the Company Board of Directors comply with their applicable obligations under Section 5.3.5, nothing in this Section 5.3 shall prohibit the Company Board of Directors from (a) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (assuming such provisions are applicable to the Company), (b) making any “stop-look-and-listen” communications to Company Shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the Company Shareholders) (assuming such provisions are applicable to the Company), or (c) making any disclosure to the Company Shareholders if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that the taking of any action pursuant to any of the preceding clauses (a), (b) or (c) shall in no way limit or modify the effect of this Plan of Merger with respect to any such action taken.

5.3.7 As used in this Plan of Merger, “Company Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser and the Purchaser Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition of assets of Company and its Subsidiaries equal to more than 20% of Company’s consolidated assets or to which more than 20% of Company’s net income on a consolidated basis are attributable, (b) acquisition of more than 10% of the outstanding Company Common Stock or the capital stock of any Subsidiary of Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 20% of the outstanding Company Common Stock, (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company or any of the Company Subsidiaries or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income and Company Common Stock involved is more than 20%; in each case, other than the Merger.

5.3.8 As used in this Plan of Merger, “Company Superior Proposal” shall mean any bona fide written Company Takeover Proposal that the Company Board of Directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account (a) all legal, regulatory and financial aspects of the proposal (including availability of financing and certainty of closing) and the Person making the proposal; and (b) any changes to the terms of this Plan of Merger proposed by Purchaser in response to such proposal or otherwise. For purposes of the definition of “Company Superior Proposal”, the references to “20%” in the definition of Company Takeover Proposal shall be deemed to be references to “50%.”

5.4 Preparation of the Registration Statement; Shareholder Meeting.

5.4.1 Purchaser shall use commercially reasonable efforts to prepare and cause to be filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), in which a proxy statement to be sent to the Company Shareholders relating to the Company Shareholder Meeting will be included as a prospectus (the “Proxy Statement”), as promptly as practicable following the date of this Plan of Merger (and in any event no later than 45 days). Purchaser shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall use all commercially reasonable efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Merger. Prior to the filing of the Registration Statement, Purchaser shall consult with Company with respect to such filing and shall afford Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by Company to be included.

Purchaser shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger and the issuance of Purchaser Common Stock as Merger Consideration and under the Company Stock Plans.

5.4.2 Company shall, as soon as is reasonably practicable following the date on which the Registration Statement is declared effective or the effective date can be predicted with reasonable certainty, duly call, give proper notice of, convene and hold a special meeting of the Company Shareholders for the purpose of seeking the Company Shareholder Approval (“Company Shareholder Meeting”). Company shall use its commercially reasonable efforts to (a) cause the Proxy Statement to be mailed to the Company Shareholders and to hold the Company Shareholder Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (b) except if the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3, solicit the Company Shareholder Approval. Company shall, through the Company Board of Directors, recommend to the Company Shareholders that they vote for the Company Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3.

5.5 Stock Exchange Listing. Purchaser shall use its commercially reasonable efforts to cause (a) the shares of Purchaser Common Stock to be issued as Merger Consideration and (b) the shares of Purchaser Common Stock to be reserved for issuance upon the exercise, vesting or payment under any Converted Stock-Based Award, in each case to be approved for listing on The NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

5.6 Regulatory Matters and Approvals.

5.6.1 Subject to the terms and conditions of this Plan of Merger, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws and regulations to consummate and make effective the Merger. Subject to the terms and conditions of this Plan of Merger, the parties will use all commercially reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

5.6.2 As soon as practicable after the date of this Plan of Merger, Purchaser shall prepare and file with the Federal Reserve Board and each other Governmental Entity having jurisdiction all applications and documents required to obtain, and shall use its commercially reasonable efforts to obtain, each necessary approval of or consent to consummate the Merger. Purchaser shall provide Company with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Company may reasonably request. Purchaser shall provide Company with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies. For purposes of this Section 5.6.2, “commercially reasonable efforts” shall include Purchaser having to enter into a consent decree or other commitment containing Purchaser’s agreement to limitations on its or its Subsidiaries’ conduct or actions or covenants affecting business practices, in each case as and to the extent necessary to obtain each necessary approval of or consent to consummate the Merger; provided, that Purchaser is not obligated to take any such action unless such action is expressly conditioned upon the consummation of the Merger and such action would not give rise to the condition set forth in Section 6.1.2 not being satisfied.

5.6.3 From the date of this Plan of Merger until the Effective Time, each of Company and Purchaser shall promptly notify the other party in writing of any pending or, to the Knowledge of Company or Purchaser (as the case may be), threatened Action or Order by any Governmental Entity or any other Person (a) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Plan of Merger or (b) seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Plan of Merger. If any Action or Order is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Plan of Merger as violative of any Law, each of Company and Purchaser shall, and shall cause their respective Representatives to, cooperate and use their commercially reasonable efforts to contest and resist, except insofar as Company and Purchaser may otherwise agree, any such Action or Order, including any Action or Order that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or the other transactions contemplated by this Plan of Merger.

5.6.4 Nothing contained in this Plan of Merger shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or give Purchaser, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, subject to Sections 5.1 and 5.2, as applicable, Company and Purchaser each shall exercise, consistent with the terms and conditions of this Plan of Merger, complete control and supervision over their respective business operations.

5.6.5 Each of Company and Purchaser shall, and shall cause their respective Subsidiaries to, take all commercially reasonable and lawful actions as may be necessary or appropriate to transfer, or to allow for the Surviving Corporation to utilize after the Effective Time, or obtain, as permitted by Law, all Permits appropriate or necessary to continue the business of Company and Purchaser and their respective Subsidiaries as currently conducted.

5.7 Employee Matters.

5.7.1 Except as contemplated by this Section 5.7, the terms of this Section 5.7 shall not: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Company or any of the Company Subsidiaries; or (b) prohibit or restrict Purchaser or the Purchaser Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

5.7.1.1 All fully insured welfare benefit (such as health, dental/vision, life/AD&D, LTD), and Section 125 of the Code, or “cafeteria”, plans currently sponsored by Company shall continue as separate plans after the Effective Time, until such time as Purchaser determines, in its sole discretion, that it will terminate any or all of such plans unless Company terminates its Internal Revenue Code Section 125 or “cafeteria” plan prior to the Effective Time.

5.7.1.2 As of the Effective Time, Company and the Company Subsidiaries shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to Purchaser and to provide Purchaser all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist Purchaser in the administration of such plans.

5.7.1.3 From the date of this Plan of Merger through the Effective Time, Company and the Company Subsidiaries shall continue to: (a) pay the applicable insurance premiums necessary to continue the benefits under the fully insured welfare benefit plans of the Company and the Company Subsidiaries; and (b) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation.

5.7.1.4 As of the date of any future termination of the Company cafeteria plan after the Effective Time, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the Purchaser cafeteria plan, and the benefit and compensation deferral elections in effect at that time shall be continued under the Purchaser cafeteria plan through the end of the plan year, subject to subsequent changes as provided in the Purchaser plan. All benefit payments related to the transferred balances shall be made in accordance with the Purchaser cafeteria plan.

5.7.1.5 Before the Effective Time, the Company, by resolution of the Company Board of Directors, shall terminate the Company 401(k) Plan as of the day before the Effective Time. The account balances of the Company 401(k) Plan participants, including any alternate payees or beneficiaries of deceased participants, as determined by the Company 401(k) Plan administrator, shall thereafter be fully vested and distributed or otherwise transferred in accordance with the applicable plan termination provisions of the Company 401(k) Plan, as soon as administratively feasible following the plan termination date.

5.7.1.6 Company and the Company Subsidiaries shall continue to make all nondiscretionary employer contributions which they are required to make to the Company 401(k) Plan, including, but not limited to, elective deferral contributions of those Company 401(k) Plan participants who are employed by Company or the Company Subsidiaries, and may continue to make discretionary employer contributions as set forth in Section 5.7.1.6 of the Company Disclosure Letter. In addition, Company shall use commercially reasonable efforts to continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to Company as described in ERISA Sec. 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Company 401(k) Plan.

5.7.1.7 Immediately on or prior to the Effective Time, Company or any Company Subsidiary shall, subject to the occurrence of the Effective Time, terminate all incentive and/or bonus plans, and the accrued benefits as of the Effective Time based on performance metrics shall be paid as provided in such plans and in conformity with Section 5.7.1.7 of the Company Disclosure Letter and in a lump sum in the first payroll period following the Effective Time.

5.7.2 Purchaser has made offers of employment to Laurie F. Beard and Greg S. Conway, which offers have been accepted by such individuals, pursuant to which Purchaser and such individuals shall, on or before the Effective Time, enter into an acceptable Mutual Termination of Employment Agreement, which will provide, among other things, that Purchaser shall honor all change in control payment obligations under each such individual’s written employment agreement with the Company. As of the Effective Time, Purchaser shall assume all of the obligations under the written employment agreement, dated May 5, 2014, among Scott LaBarge, the Company and Founders Bank & Trust.

5.7.3 Purchaser shall make available to the officers and employees of Company or any Company Subsidiary who continue as employees of Purchaser or any Purchaser Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits, including severance benefits, on substantially the same terms and conditions as Purchaser offers to similarly situated officers and employees. Continuing Employees will receive credit for prior service with Company or the Company Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of Purchaser and the Purchaser Subsidiaries. To the extent that Purchaser determines, in its sole discretion, that a Company Benefit Plan should be terminated, Continuing Employees shall become eligible to participate in Purchaser’s employee benefit plans as soon as reasonably practicable after termination. In the event that Purchaser determines, in its sole discretion, to terminate the Company health plan, retirees of Company and any Company Subsidiary who are participating in the Company health plan as of the date it is terminated (“Eligible Retirees”) will be eligible to participate in the Purchaser health plan in accordance with terms of the Purchaser health plan. Continuing Employees who become covered under the health or dental plans of Purchaser shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of Purchaser or the Purchaser Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of Company. Eligible Retirees who become covered under the health plan of Purchaser shall not be subject to any waiting periods or additional pre-existing condition limitations under the health plan of Purchaser or the Purchaser Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health plan of Company. To the extent that the initial period of coverage for Continuing Employees or any Eligible Retirees under age 65 under any such Purchaser employee benefit plans is not a full 12 month period of coverage, Continuing Employees and any Eligible Retirees under age 65 shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees and any Eligible Retirees under age 65 under the corresponding Company plan during the balance of such 12 month period of coverage provided that Purchaser can obtain, in a manner satisfactory to Purchaser, as determined in its sole discretion, the necessary data.

5.7.4 As of the Effective Time, subject to applicable Law and the requirements of the Purchaser Employee Stock Ownership and Savings Plan (“Purchaser KSOP”), Purchaser shall amend as necessary the Purchaser KSOP so that, (a) from and after the Effective Time, Continuing Employees will accrue benefits pursuant to the Purchaser KSOP, and (b) Continuing Employees participating in the Purchaser KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with Company and the Company Subsidiaries or their predecessors prior to the Effective Time, as if such service were with Purchaser or the Purchaser Subsidiaries.

5.7.5 In accordance with Section 5.7.3, after the Effective Time, Purchaser shall continue to maintain all fully insured employee welfare benefit, and cafeteria, plans currently in effect at the Effective Time, until such time as Purchaser determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

5.7.6 After the Effective Time, mileage for Continuing Employees’ business related travel shall be reimbursed according to Purchaser’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

5.7.7 Following the Effective Time, Company’s PTO policy shall remain in effect for all Continuing Employees through December 31, 2016. On January 1, 2017, the Company’s PTO policy shall terminate and all Continuing Employees shall thereafter be subject to Purchaser’s vacation and sick time policies. Notwithstanding the foregoing, all accrued and unpaid PTO of Continuing Employees as of January 1, 2017, up to but not beyond one hundred and sixty (160) hours per Continuing Employee, shall be carried over to Purchaser’s sick time policy.

5.7.8 After the Effective Time, Purchaser shall continue to maintain and administer, in accordance with the provisions thereof, the Company Plans until such time as all options granted or awarded thereunder as of the Effective Time have been exercised or lapse, whichever occurs first.

5.7.9 Until the Effective Time, Company and the Company Subsidiaries, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. Purchaser or any Purchaser Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of Company or any Company Subsidiary who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of Company or any Company Subsidiary who incurs a qualifying event before the Effective Time.

5.7.10 Notwithstanding any contrary provision of Purchaser’s Severance Pay Plan (the “Severance Policy”), for purposes of calculating the severance benefits payable under the Severance Policy, each Company Employee shall be given full credit for prior years of employment with Company or any Company Subsidiary.

5.7.11 Years of Service Credit. Purchaser covenants and agrees that each Continuing Employee shall receive credit for years of service at Company or the Company Subsidiaries for all purposes, including, without limitation, for purposes of eligibility to participate, vesting credit, entitlement to benefits, and levels of benefits of any Purchaser employee benefit plan (including, but not limited to, Purchaser’s 401(k) plan) or any other employee benefit plan of the Surviving Corporation commencing after the Effective Time, and for purposes of determining seniority in connection with employment with the Surviving Corporation and affiliates.

5.7.12 Employee Stock Purchase Plan. Company shall terminate its Employee Stock Purchase Plan no later than the Effective Time and shall prohibit any stock purchases under such plan on and after the date of this Plan of Merger.

5.8 Press Releases and Public Announcement. Neither Company nor Purchaser will issue any press release or make any public announcement relating to this Plan of Merger, the Merger or the other transactions contemplated by this Plan of Merger without the prior written approval of, in the case of Company, Purchaser, and in the case of Purchaser, Company. However, each party may issue any such press release or make such public announcement, including with respect to actions contemplated by Sections 5.1 and 5.2, as applicable, it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with outside legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding any such press release or other announcement prior to making any such disclosure.

5.9 Access to Information.

5.9.1 Subject to applicable Law, during the period commencing on the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, (a) Company will, and will cause each of the Company Subsidiaries to, upon reasonable prior written notice, permit Purchaser and its respective Representatives to have reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Company and the Company Subsidiaries, to the officers and senior management, premises, agents, books, records, and Contracts of or pertaining to Company and the Company Subsidiaries as may be reasonably requested in writing; and (b) upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Plan of Merger; provided, however, that such access or disclosure of information will (i) comply with all applicable Laws, (ii) not result in, or reasonably be expected to result in, the waiver of the attorney-client privilege, and (iii) not result in, or reasonably be expected to result in, a material breach of any material Contract. No such access shall affect the representations, warranties, covenants or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Plan of Merger.

5.9.2 All Proprietary Information (as defined in the Confidentiality Agreement) provided pursuant to this Plan of Merger shall be subject to the provisions of the letter agreement, dated May 1, 2014, between Company and Purchaser (“Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms.

5.10 Indemnification and Insurance.

5.10.1 All rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors and officers, as the case may be, of Company or the Company Subsidiaries as provided in their respective articles of incorporation or bylaws or other organization documents or in the existing indemnity agreements with Company or any of the Company Subsidiaries shall survive the Merger and, except as otherwise expressly provided in this Section 5.10, shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, the Surviving Corporation, subject to compliance with applicable Law, shall maintain in effect exculpation, indemnification and advancement of expenses provisions that are no less favorable to officers and directors than those set forth in the articles of incorporation and bylaws or similar organization documents of Company and the Company Subsidiaries in effect immediately prior to the date of this Plan of Merger, and, subject to compliance with applicable Law, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of Company or any of the Company Subsidiaries. All rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

5.10.2 From and after the Effective Time and until the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless to the fullest extent permitted under applicable Law, each current or former director or officer of Company or any of the Company Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and following receipt of any undertaking required by applicable Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Actions, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or before the Effective Time in such Indemnified Party’s capacity as a director or officer of Company or any of the Company Subsidiaries or in such Indemnified Party’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Company or any Company Subsidiary, including in connection with the transactions contemplated by this Plan of Merger. All rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. In the event of any such Action, the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of the Action.

5.10.3 The Surviving Corporation shall maintain in effect for not less than six years from the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Company and the Company Subsidiaries for the Indemnified Parties prior to the Effective Time with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Plan of Merger. Alternatively, the Surviving Corporation may substitute therefor policies of substantially the same coverage containing terms and conditions that, taken as a whole, are no less advantageous to the Indemnified Parties. After the Effective Time, the Surviving Corporation shall not be required to pay annual premiums for insurance coverages in excess of 300% of the last annual premium (such 300% threshold, the “Maximum Amount”) paid by Company prior to the date of this Plan of Merger in respect of the coverages required to be obtained pursuant to this Section 5.10.3, but in such case shall purchase the greatest coverage available for a cost not exceeding the Maximum Amount. Alternatively, the Surviving Corporation may purchase at or after the Effective Time, at a total aggregate cost not exceeding three times the Maximum Amount, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Company and the Company Subsidiaries for the Indemnified Parties with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Plan of Merger. If such “tail” prepaid policy has been obtained, the Surviving Corporation shall maintain it in full force and effect for its full term and honor all obligations thereunder.

5.10.4 The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the articles of incorporation or bylaws or other organization documents of Company or any of the Company Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the MBCA and the IBCL, as applicable, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or the Company Subsidiaries or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties, each of whom is a third-party beneficiary of this Section 5.10.

5.10.5 In the event that the Surviving Corporation or its successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

5.11 Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Law is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Plan of Merger and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Law on the Merger and the transactions contemplated by this Plan of Merger.

5.12 Section 16 Matters. Prior to the Effective Time, Company and Purchaser each shall take all such steps as may be required to cause any acquisitions or dispositions of Purchaser Common Stock (including derivative securities with respect to Purchaser Common Stock and Converted Stock-Based Awards) resulting from the Merger and the other transactions contemplated by this Plan of Merger, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13 Securityholder Litigation. Each party shall keep the other party reasonably informed with respect to the defense or settlement of any securityholder Action against it or its directors or officers relating to the Merger or the other transactions contemplated by this Plan of Merger. Each party shall give the other party the opportunity to consult with it regarding the defense or settlement of any such securityholder Action and shall not settle any such Action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.14 Tax-Free Reorganization Treatment.

5.14.1 Company and Purchaser intend that the Merger will qualify as a reorganization under Section 368(a) of the Code (the “Intended Tax Treatment”), and each shall not, and shall not permit any of their respective Subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Code. Company and Purchaser shall use commercially reasonable efforts, and shall cause their respective Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including providing reasonable and customary representations, covenants and certificates requested by counsel under Sections 6.2.5 and 6.3.5. Within 45 days following the Effective Time, the Surviving Corporation shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations.

5.14.2 Each of Company and Purchaser shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.15 Expenses. Whether or not the Merger is consummated, except as otherwise provided in this Plan of Merger, all costs and expenses incurred in connection with this Plan of Merger and the transactions contemplated by this Plan of Merger shall be paid by the party incurring such expenses, except that Purchaser shall pay and bear the cost of (a) each regulatory filing, notification, registration or similar fee required to be paid by any party in connection with this Plan of Merger and the transactions contemplated by this Plan of Merger under the Securities Act, the Exchange Act, Applicable Banking Laws and other applicable Laws and (b) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of printing, filing and mailing of the Proxy Statement and the Registration Statement.

5.16 Bank Consolidation. Company shall take all actions reasonably requested by Purchaser to cause the merger of Founders Bank & Trust, a Michigan state chartered bank, with and into Old National Bank, a national banking association (the “Bank Consolidation”), with Old National Bank as the surviving institution, immediately following the Bank Consolidation, including by executing and delivering a bank consolidation agreement in customary form. The parties will cooperate and cause their Subsidiaries to cooperate in all reasonable respects to facilitate the mailing or posting in a timely fashion of any notices to customers of the banks with respect to the Bank Consolidation reasonably deemed necessary or appropriate by Purchaser.

5.17 Fairness Opinion. Company will use commercially reasonable efforts to deliver to Purchaser a copy of a written fairness opinion dated as of the date of this Plan of Merger and received from the Company Investment Banker within seven Business Days of the date of this Plan of Merger together with the form of consent of the

Company Investment Banker to permit the inclusion of the text of its written opinion in its entirety in the Proxy Statement, so long as the Company Investment Banker and its counsel have approved any summary of, or other description of, its written opinion in the Proxy Statement in advance of its filing with the SEC.

5.18 Environmental Investigation. Pursuant to the terms described below, Purchaser shall be permitted to conduct environmental assessments of: (a) any or all parcels of real property owned by Company or any Company Subsidiary; and (b) to the extent permitted by the current owners or operators thereof, any other real estate formerly owned, leased, or used by Company or any of the Company Subsidiaries as of the date of this Plan of Merger, and any real property acquired or leased by Company or any of the Company Subsidiaries after the date of this Plan of Merger (each an “Investigated Property”). As to each Investigated Property:

5.18.1 Phase I Work. Not later than 60 Business Days after the date of this Plan of Merger (or within 60 Business Days after the acquisition or lease by Company of any real property acquired or leased after the date of this Plan of Merger), Purchaser shall commence, if it desires, and be permitted to conduct, at its expense, a Phase I environmental site assessment, compliant with ASTM Standard E1527-05 and applicable legal standards (a “Phase I Assessment”), of the Investigated Property. Upon request, Company and each Company Subsidiary shall provide reasonable assistance, including site access, a knowledgeable contact person, legal descriptions and other documentation relating to the real estate, and any prior environmental investigation reports, compliance audits, and any related correspondence or documentation in Company’s possession to Purchaser’s consultant for purposes of conducting the Phase I Assessments. Purchaser shall provide Company with a copy of its final Phase I Assessment for the Investigated Property.

5.18.2 Phase II Work. Within 5 Business Days of receipt of a final written Phase I Assessment, Purchaser shall notify Company whether it plans to conduct a Phase II environmental assessment (a “Phase II Assessment”) of the Investigated Property, which may include the procurement and analysis of samples of soil, groundwater, surface water, air, or any other environmental medium. All Phase II Assessments shall be at Purchaser’s sole expense. Purchaser shall furnish a copy of a proposed written scope of work for the Phase II Assessment to Company within 10 Business Days of receipt of the final written Phase I Assessment. Purchaser and Company shall use commercially reasonable efforts to agree upon the work plan prior to commencing the Phase II Assessment. The Phase II Assessment may be conducted in more than one phase, provided that all phases shall be completed by the earlier of (a) 25 Business Days after the parties agree upon the work plan, and (b) 10 Business Days prior to the Closing. Purchaser shall provide Company with a copy of its final written Phase II Assessment for the Investigated Property.

5.18.3 Environmental Risks. If there are any facts or conditions identified in any Phase I Assessment or Phase II Assessment that Purchaser reasonably believes pose a current or future material risk of liability, material interference with use, or a material diminution of value of the Investigated Property (collectively, “Environmental Risks”), then Purchaser shall notify Company of such Environmental Risks and the facts or conditions underlying such Environmental Risks within 10 Business Days after receipt of all final written environmental reports for the Investigated Property. Such notice shall include either (a) an estimate by a qualified environmental professional of the actual cost of all remedial or other corrective actions and measures required by applicable Law to be taken with respect to the Investigated Property, or (b) a statement from a qualified environmental professional that the cost of such actions and measures cannot be reasonably estimated.

5.18.4 Purchaser’s Termination Rights. If, based on the information provided with Purchaser’s notice to Company under Section 5.18.3, the after-tax cost of all remedial or other corrective actions and measures required by applicable Law to be taken with respect to the Investigated Property is estimated to exceed, in the aggregate, $1,500,000, or if the cost of such actions and measures cannot be so reasonably estimated, then for a period of 15 Business Days following receipt of the notice, Purchaser shall have the right pursuant to Section 7.1.9 to terminate this Plan of Merger, which shall be Purchaser’s sole remedy in such event.

5.19 Accruals for Loan Loss Reserve and Expenses.

5.19.1 Prior to the Effective Time, Company shall and shall cause the Company Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Purchaser may reasonably request and Company and the Company Subsidiaries shall deem to be appropriate or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger related expenses.

5.19.2 Subject to applicable Law (including without limitation the rules and regulations of the SEC, U.S. Department of Justice and Federal Trade Commission guidelines regarding pre-merger information exchange between competitors, applicable banking Laws and regulations and GAAP), Company shall consult and cooperate with Purchaser to (a) make such conforming entries to conform the loan and accounting policies and practices of Company to the policies and practices of Purchaser and (b) recognize Company’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by Purchaser, but in no event in the case of (a) or (b) prior to the Closing and satisfaction or waiver of all conditions to the Merger.

5.19.3 Company’s representations, warranties and covenants contained in this Plan of Merger shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.19.

5.19.4 Any actions, accruals, expenses or adjustments taken pursuant to this Section 5.19 shall be disregarded and appropriate adjustments shall be made in any financial or performance measure used as of the Effective Time to determine the Merger Consideration or any payment under any incentive compensation or other compensatory agreement, plan or arrangement.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment (or waiver by Company and Purchaser) at or prior to the Effective Time of the following conditions:

6.1.1 The Company Shareholder Approval shall have been obtained.

6.1.2 Company and Purchaser shall have received all regulatory approvals required in connection with the transactions contemplated by this Plan of Merger, all applicable notice periods and waiting periods shall have expired, and all such regulatory approvals shall be in effect and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of Purchaser reasonably determines in good faith would, following the Effective Time, have a Company Material Adverse Effect or Purchaser Material Adverse Effect.

6.1.3 No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger will be in effect.

6.1.4 Neither party shall be subject to any Order of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

6.1.5 The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been commenced or threatened by the SEC.

6.1.6 The shares of Purchaser Common Stock to be issued as Merger Consideration shall have been authorized for listing on The NASDAQ Global Select Market, subject to official notice of issuance.

6.2 Conditions to Company’s Obligation to Effect the Merger. The obligation of Company to effect the Merger is subject to the fulfillment (or waiver by Company) at or prior to the Effective Time of the following additional conditions:

6.2.1(a) The representations and warranties of Purchaser set forth in this Plan of Merger (other than Sections 4.1.1, 4.2, 4.3.1, 4.3.2 and 4.4) will be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” contained therein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (b) the representations and warranties of Purchaser set forth in Sections 4.2, 4.3.1, 4.3.2 and 4.4 will be true and correct in all but de minimus respects as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimus respects as of such other time), and (c) the representations and warranties of Purchaser set forth in Section 4.1.1 will be true and correct as of the Closing Date as though made as of such date in all material respects.

6.2.2 Purchaser shall have performed in all material respects all of the covenants required to be performed by it under this Plan of Merger at or prior to the Closing Date.

6.2.3 Purchaser shall have delivered to Company a certificate, dated as of the Closing Date and signed on behalf of Purchaser by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.2.1 and 6.2.2 have been satisfied.

6.2.4 Since December 31, 2013, there shall not have been any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.2.5 Company shall have received the opinion of Warner, Norcross & Judd LLP, acting as counsel to Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Purchaser, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.

6.3 Conditions to Purchaser’s Obligation to Effect the Merger. The obligation of Purchaser to effect the Merger is subject to the fulfillment (or waiver by Purchaser) at or prior to the Effective Time of the following additional conditions:

6.3.1(a) The representations and warranties of Company set forth in this Plan of Merger (other than Sections 3.1.1, 3.2, 3.3.1, 3.3.2, and 3.4) will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” contained therein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) the representations and warranties of Company set forth in Sections 3.2, 3.3.1, 3.3.2 and 3.4 will be true and correct in all but de minimus respects as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimus respects as of such other time), and (c) the representations and warranties of Company set forth in Section 3.1.1 will be true and correct as of the Closing Date as though made as of such date in all material respects.

6.3.2 Company shall have performed in all material respects all of the covenants required to be performed by it under this Plan of Merger at or prior to the Closing Date.

6.3.3 Company shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.3.1 and 6.3.2 have been satisfied.

6.3.4 Since December 31, 2013, there shall not have been any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.3.5 Purchaser shall have received the opinion of Krieg DeVault LLP, acting as counsel to Purchaser, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.

6.3.6 Purchaser shall have received a letter of tax advice, in a form reasonably satisfactory to Purchaser, from Company’s outside, independent certified public accountants to the effect that any amounts that are paid by Company before the Effective Time, or required to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of Company, the Company Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code; provided that a failure of this condition cannot occur unless and until Purchaser has notified Company in writing of the failure of this condition and negotiated with Company in good faith and provided Company with an opportunity to take such actions as may be necessary to cure the facts and circumstances leading to the failure of this condition.

6.3.7 As of the end of the month prior to the Effective Time, the Company Consolidated Shareholders’ Equity, shall not be less than $35,000,000.

ARTICLE VII

TERMINATION

7.1 Termination of Plan of Merger. Notwithstanding anything contained in this Plan of Merger to the contrary, this Plan of Merger may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or, subject to the terms of this Plan of Merger, after receipt of the Company Shareholder Approval (the date of such termination, the “Termination Date”), as follows:

7.1.1 by mutual written consent of Company and Purchaser;

7.1.2 by either Company or Purchaser, if any Governmental Entity has issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such Order or other action is final and nonappealable; provided, however, that the right to terminate this Plan of Merger pursuant to this Section 7.1.2 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Plan of Merger required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the issuance of such an Order or the taking of such an action;

7.1.3 by either Company or Purchaser, if the Merger does not occur on or before May 30, 2015 (the “End Date”); provided, however, that the right to terminate this Plan of Merger pursuant to this Section 7.1.3 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Plan of Merger required to be performed at or prior to the Effective Time has been a substantial cause of, or a substantial factor that resulted in, the failure of the Effective Time to occur on or before the End Date;

7.1.4 by either Company or Purchaser if the Company Shareholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Company Shareholder Approval shall not have been obtained; provided, however, that right to terminate this Plan of Merger pursuant to this Section 7.1.4 shall not be available to the party seeking to terminate if (a) the failure of Company, in the case of a termination by Company, or (b) the failure of Purchaser, in the case of a termination by Purchaser, to perform any of its obligations under this Plan of Merger required to be performed at or prior to the Company Shareholder Meeting has been a substantial cause of, or a substantial factor that resulted in, the Company Shareholder Approval not having been obtained;

7.1.5 by Company, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Plan of Merger, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Company’s intention to terminate this Plan of Merger if such breach or failure is not cured) from Company of such breach or failure; provided, that Company shall not have a right to terminate this Plan of Merger pursuant to this Section 7.1.5 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Plan of Merger that would result in a failure of a condition set forth in Section 6.1 or Section 6.2;

7.1.6 by Purchaser, if Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Plan of Merger, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Purchaser’s intention to terminate this Plan of Merger if such breach or failure is not cured) from Purchaser of such breach or failure; provided, that Purchaser shall not have a right to terminate this Plan of Merger pursuant to this Section 7.1.6 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Plan of Merger that would result in a failure of a condition set forth in Section 6.1 or Section 6.3;

7.1.7 by Purchaser prior to the receipt of the Company Shareholder Approval if (a) the Company Board of Directors shall have effected a Company Adverse Recommendation Change; (b) the Company Board of Directors shall have failed to reject a Company Takeover Proposal and reaffirm the Company Board Recommendation within five Business Days following the public announcement of such Company Takeover Proposal and in any event at least two Business Days prior to the Company Shareholder Meeting; (c) Company enters into a Company Acquisition Agreement; or (d) in the absence of a Company Takeover Proposal and only during the period which is 10 days before the mailing date of the Proxy Statement and the date of the Company Shareholder Meeting, the Company Board of Directors fails to publicly reaffirm its recommendation of this Plan of Merger within five Business Days of a written request by Purchaser to provide such reaffirmation.

7.1.8 by Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Company Superior Proposal; provided, however, that (a) Company has complied with Section 5.3 in all material respects and (b) Company pays (or causes to be paid) the Company Termination Fee prior to or simultaneously with such termination.

7.1.9 by Purchaser if it elects to exercise its right to terminate this Plan of Merger pursuant to Section 5.18.4.

7.2 Effect of Termination.

7.2.1 In the event that:

7.2.1.1 this Plan of Merger is terminated by Purchaser pursuant to Section 7.1.7, Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to $3,500,000 (the “Company Termination Fee”);

7.2.1.2 this Plan of Merger is terminated by Purchaser pursuant to Section 7.1.6 or by Company or Purchaser pursuant to Section 7.1.4, and if (a) any Person shall have made a Company Takeover Proposal (i) on or after the date of this Plan of Merger but prior to the date that this Plan of Merger is terminated in the case of a termination pursuant to Section 7.1.6 or (ii) on or after the date of this Plan of Merger but prior to the Company Shareholder Meeting in the case of a termination pursuant to Section 7.1.4, and (b) at any time prior to the date that is 12 months after the date of any such termination, Company consummates a Company Takeover Proposal or enters into any definitive agreement providing for a Company Takeover Proposal, regardless of whether such Company Takeover Proposal is consummated (provided that, for purposes of this Section 7.2.1.2, the references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee;

7.2.1.3(a) this Plan of Merger is terminated by Company or Purchaser pursuant to Section 7.1.3, (b) any Person shall have made a Company Takeover Proposal on or after the date of this Plan of Merger but prior to the date of any such termination, and (c) at any time prior to the date that is 12 months after the date of any such termination, Company consummates a Company Takeover Proposal or enters into any definitive agreement providing for a Company Takeover Proposal, regardless of whether such Company Takeover Proposal is consummated (provided that, for purposes of this Section 7.2.1.3, the references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee;

7.2.1.4 this Plan of Merger is terminated by Company pursuant to Section 7.1.8, then Company shall pay, or cause to be paid, to Purchaser, prior to or contemporaneously with such termination, cash in an amount equal to the Company Termination Fee.

7.2.2 On any termination of this Plan of Merger pursuant to Section 7.1, this Plan of Merger shall terminate and forthwith become void and have no further force or effect (except for the provisions of Sections 5.8, 5.9.2, 5.15, 7.2 and Article IX), and, subject to the payment of any amounts owing pursuant to this Section 7.2, there shall be no other liability on the part of Company or Purchaser to the other. Notwithstanding anything in this Plan of Merger to the contrary, no party hereto will be relieved or released from any liability or damages arising from a willful or intentional breach of any provision of this Plan of Merger or fraud, and the aggrieved party will be entitled to all rights and remedies available at Law or in equity.

7.2.3 The Company Termination Fee will be paid in the aggregate to Purchaser by or at the direction of Purchaser in immediately available funds in the case of Section 7.2.1.1, 7.2.1.2 or 7.2.1.3, upon the occurrence of the event giving rise to the obligation to make such payment.

7.2.4 For the avoidance of doubt, in no event shall Company be required to pay the Company Termination Fee on more than one occasion.

ARTICLE VIII

CERTAIN DEFINITIONS

8.1 When used in this Plan of Merger, the following terms will have the meanings assigned to them in this Section 8.1:

“Action” means (a) any litigation, claim, action, suit, hearing, proceeding or arbitration, (b) any material investigation by a Governmental Entity or (c) any demand or notice of violation by a Governmental Entity (in the case of clauses (a), (b) and (c), whether civil, criminal, administrative, labor or investigative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Bank Holding Company Act” means the Bank Holding Company Act of 1956, as amended.

“Book-Entry Shares” means shares of Company Common Stock represented by book-entry immediately prior to the Effective Time (other than Excluded Shares).

“Business Day” means a day other than a Saturday, Sunday or other day on which the NASDAQ Global Select Market is closed.

“Certificates” means outstanding certificates that immediately prior to the Effective Time represented shares of Company Common Stock (other than Excluded Shares).

“Collective Bargaining Agreement” means any Contract that has been entered into with any labor organization, union, works council, employee representative or association.

“Company Benefit Plan” means, other than any Multiemployer Plan, (a) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, (b) any Company Stock Plan, and (c) any deferred compensation, retirement, defined contribution, defined benefit, pension, profit sharing, employee welfare, fringe benefit, flexible spending account, stock purchase, stock option, stock ownership, phantom stock, stock appreciation rights, restricted stock, restricted stock units, severance, separation, employment, change in control, vacation pay, leave of absence, layoff, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, day or dependent care, legal services, cafeteria, health, life, accident, disability, workers’ compensation or other insurance, or other employee benefit plan, or contract, program, or practice, whether written or oral, for the benefit of Company’s current or former officers, employees, independent contractors, or directors, in each case either (i) existing at the Closing Date and sponsored, maintained, or contributed to by Company or any of its Subsidiaries, or (ii) existing at the Closing Date or prior thereto, in respect of which Company or any of its Subsidiaries has any Liability.

“Company Board of Directors” shall mean the board of directors of Company.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to Company.

“Company Shareholders” means holders of shares of Company Common Stock.

“Company Site” means, with respect to Company, any real properties (in each case, including all soil, subsoil, surface waters and groundwater thereat) currently or previously owned, leased or operated by: (a) Company or any of the Company Subsidiaries; (b) any predecessors of Company or any of the Company Subsidiaries; or (c) any entities previously owned by Company or any of the Company Subsidiaries.

“Company Stock Plans” means the Company Stock Incentive Plan of 2012 and the Company Stock Incentive Plan of 1998.

“Contract” means any agreement, contract, commitment, arrangement, memorandum of understanding, side letter, understanding, contractual obligation or other instrument of a contractual nature, whether written or oral.

“DPC Shares” means shares of Company Common Stock held by the Purchaser or Company or any of their respective Subsidiaries in respect of a debt previously contracted.

“Environmental Claim” means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other communication (written or oral), whether criminal or civil, pursuant to or relating to any applicable Environmental Law.

“Environmental Law” means any and all Laws, Environmental Permits, or binding agreements with any Governmental Entity, relating to the protection of health and the environment, or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of or exposure to Hazardous Materials.

“Environmental Permit” means any Permit required or issued by any Governmental Entity under or in connection with any Environmental Law, including without limitation, any and all orders, consent orders or binding agreements issued by or entered into with a Governmental Entity under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to Company or Purchaser, as applicable, any Person who is, or at any time was, a member of a controlled group (within the meaning of Section 414(n)(6)(B) of the Code) that includes, or at any time included, Company or Purchaser, as applicable, or any Affiliate of Company or Purchaser, as applicable, or any predecessor of any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDI Act” means the Federal Deposit Insurance Act of 1950, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System or its delegees.

“FHLB” means the Federal Home Loan Bank.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.

“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, polychlorinated biphenyls, and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated under or for which liability can be imposed under any Environmental Law.

“Indiana Financial Institutions Act” means the Indiana Financial Institutions Act of 1933, as amended.

“Immediate Family” means, with respect to a Person, the spouse, parents and children of such Person who live in the same dwelling as such Person.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations.

“Knowledge” or any similar phrase means those facts that are known or should have been known after due inquiry by the executive officers of the party and its subsidiaries.

“Law” means any federal or state statute, law, ordinance, rule, code, executive order, common law, injunction, judgment, decree, Order or regulation of any Governmental Entity.

“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, security interest, hypothecation or other encumbrance affecting such property or asset.

“Material Adverse Effect” means with respect to any Person, any event, occurrence, fact, condition or change that (a) is materially adverse to the business, results of operations, financial condition, or assets of such Person and its Subsidiaries, taken as a whole, or (b) prohibits or materially impairs the ability of such Person to consummate the transactions contemplated by this Plan of Merger on a timely basis; provided, however, that, for the purposes of clause (a), a Material Adverse Effect shall not include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from (either alone or in combination): (i) conditions or changes generally affecting the economy, financial or securities markets; (ii) any outbreak or escalation of hostilities, war (whether or not declared) or military action or any act of terrorism, the occurrence of any natural disaster, or occurrence of any man-made disaster; (iii) general conditions in or changes generally affecting the banking industry or geographic regions in which such Person or its Subsidiaries operate; (iv) changes in Laws (or interpretations thereof); (v) changes in GAAP or accounting standards (or interpretations thereof); (vi) compliance with the terms of, or the taking of any action required by, this Plan of Merger; (vii) the announcement or pendency of the Merger or any other transaction contemplated by this Plan of Merger; and (viii) acts or omissions of (A) Company prior to the Effective Time taken at the written request of Purchaser or with the prior written consent of Purchaser, or (B) Purchaser prior to the Effective Time taken at the written request of Company or with the prior written consent of Company.

“Michigan Banking Code” means the Michigan Banking Code of 1999, as amended.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

“NLRB” means the National Labor Relations Board.

“Order” means any award, injunction, judgment, decree, order, ruling or verdict or other similar decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Permit” means any grant, exemption, declaration, registration, filing, order, authorization, approval, consent, exception, accreditation, certificate, license, permit or franchise of, from or required by any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means with respect to Company, (a) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (c) Liens and encroachments which do not materially interfere with the present use of the properties or assets they affect, (d) Liens that will be released prior to or as of the Closing, (e) Liens that are disclosed on the most recent consolidated balance sheet of Company or notes thereto included in the Company SEC Reports or securing liabilities reflected on such balance sheet, (f) Liens that were incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Company, (g) Liens set forth in Section 8.1 of the Company Disclosure Letter, and (h) with respect to real property, whether owned or leased, any Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“Purchaser Board of Directors” shall mean the board of directors of Purchaser.

“Purchaser Material Adverse Effect” means a Material Adverse Effect with respect to Purchaser.

“Regulation O” means Regulation O of the Federal Reserve Board.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, leaching, dumping or disposing of a Hazardous Material.

“Representatives” means, with respect to any Person, the respective officers, directors, managers, members, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors, Affiliates and other representatives of that Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, withholding, payroll, employment, excise, property, abandoned property, escheat, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, transfer, real property transfer, recording, documentary, stamp, registration, unemployment, social security, workers’ compensation, capital, premium, and other governmental taxes, assessments, customs, duties or levies, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Entity.

“Transaction Documents” means (a) the Proxy Statement, (b) the Registration Statement, and (c) any other documents to be filed with the SEC, the Federal Reserve Board or any other Governmental Entity in connection with the Merger.

“Trust Account Shares” means shares of Company Common Stock held directly or indirectly in trust accounts, managed or custodial accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties including all shares of Company Common Stock held in connection with the Company’s 401(k) plan.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar foreign, state or local Law.

8.2 For purposes of this Plan of Merger, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Plan of Merger as a whole and not to any particular provision of this Plan of Merger; (d) when a reference is made in this Plan of Merger to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Plan of Merger; (e) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (f) the word “include”, “includes” or “including” when used in this Plan of Merger will be deemed to include the words “without limitation”, unless otherwise specified; (g) a reference to any party to this Plan of Merger or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (h) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (i) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (j) any references in this Plan of Merger to “dollars” or “$” shall be to U.S. dollars.

8.3 The following terms are defined on the following pages of this Plan of Merger:

Acceptable Company Confidentiality Agreement	A-30
Acceptance Period	A-6
Adjusted Exchange Ratio	A-6
Award	A-3
Bank Consolidation	A-38
Bank Index	A-6
Cash Consideration	A-3
Certificate of Merger	A-2
Certificates of Merger	A-2
Closing	A-1
Closing Date	A-2
COBRA	A-35
Code	A-1
Company	A-1
Company Acquisition Agreement	A-30
Company Adverse Recommendation Change	A-30

Company Board Recommendation	A-7
Company Call Reports	A-10
Company Common Stock	A-9
Company Disclosure Letter	A-7
Company Investment Banker	A-18
Company Leased Real Property	A-12
Company Material Contract	A-13
Company Preferred Stock	A-9
Company Real Property	A-12
Company Share–Based Awards	A-9
Company Shareholder Approval	A-7
Company Shareholder Meeting	A-32
Company Subsidiaries	A-8
Company Subsidiary	A-8
Company Superior Proposal	A-31
Company Takeover Proposal	A-31
Company Termination Fee	A-44
Company–Owned Intellectual Property	A-13
Company–Related Person	A-18
Company’s Financial Statements	A-9
Confidentiality Agreement	A-36
Constituent Corporation	A-1
Continuing Employees	A-34
Converted Stock–Based Award	A-3
Converted Stock–Based Award Ratio	A-3
Effective Time	A-2
Eligible Retirees	A-34
End Date	A-42
Environmental Risks	A-39
Exchange Ratio	A-3
Excluded Shares	A-3
Exercise Period	A-6
Final Index Price	A-6
Final Purchaser Price	A-6
Floor Purchaser Price	A-6
IBCL	A-1
Increase Notice	A-6
Indemnified Party	A-36
Initial Index Price	A-6
Initial Purchaser Price	A-6
Intended Tax Treatment	A-38
Investigated Property	A-39
Maximum Amount	A-37
MBCA	A-1
Merger	A-1
Merger Consideration	A-3
Phase I Assessment	A-39
Phase II Assessment	A-39
Plan of Merger	A-1
Pricing Period	A-6
Proxy Statement	A-31
Purchaser	A-1

Purchaser Call Reports	A-23
Purchaser Common Stock	A-22
Purchaser Disclosure Letter	A-20
Purchaser Investment Banker	A-24
Purchaser KSOP	A-34
Purchaser Preferred Stock	A-22
Purchaser Share–Based Awards	A-22
Purchaser Subsidiaries	A-21
Purchaser Subsidiary	A-21
Purchaser’s Financial Statements	A-22
Registration Statement	A-31
Regulatory Agreement	A-11
Severance Policy	A-35
Shareholders’ Equity Price Adjustment	A-6
Surviving Corporation	A-1
Termination Date	A-42
Upset Condition	A-6

ARTICLE IX

MISCELLANEOUS

9.1 No Third-Party Beneficiaries. This Plan of Merger will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than Section 5.10 (which will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein) and Article II (which shall be for the benefit of the holders of Company Common Stock after the Effective Time, whether represented by Certificates or Book-Entry Shares, and any holder of an Award granted under a Company Stock Plan.

9.2 Specific Performance.

9.2.1 The parties agree that irreparable damage to Company or Purchaser, as applicable, would occur in the event that any of the provisions of this Plan of Merger were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Plan of Merger could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that, prior to the valid termination of this Plan of Merger pursuant to Section 7.1, (a) Company shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Plan of Merger by Purchaser or to enforce specifically the terms and provisions of this Plan of Merger and (b) Purchaser shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Plan of Merger by Company or to enforce specifically the terms and provisions of this Plan of Merger.

9.2.2 The parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Plan of Merger by Company or Purchaser, as applicable, and to specifically enforce the terms and provisions of this Plan of Merger to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of Company and Purchaser, as applicable, under this Plan of Merger, all in accordance with the terms of this Section 9.2.

9.2.3 Neither Company nor Purchaser, as applicable, shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Plan of Merger and to enforce specifically the terms and provisions of this Plan of Merger, all in accordance with the terms of this Section 9.2.

9.3 Entire Agreement. This Plan of Merger (including the exhibits and the schedules hereto), together with the Confidentiality Agreement, constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they are related in any way to the subject matter of this Plan of Merger.

9.4 Succession and Assignment. This Plan of Merger will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Plan of Merger or any of its rights, interests or obligations hereunder without the prior written approval of, in the case of assignment by Company, Purchaser, and, in the case of assignment by Purchaser, Company.

9.5 Construction. The parties have participated jointly in the negotiation and drafting of this Plan of Merger, and, in the event an ambiguity or question of intent or interpretation arises, this Plan of Merger will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Plan of Merger.

9.6 Exclusive Jurisdiction. Each of the parties to this Plan of Merger irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Circuit Courts of the States of Michigan and Indiana or any federal courts of the United States of America sitting in the States of Michigan and Indiana, and any appellate court from any thereof, in any Action or proceeding arising out of or relating to this Plan of Merger or the transactions contemplated by this Plan of Merger, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Action or proceeding shall, if brought by Purchaser, be heard and determined in a Michigan court or, to the extent permitted by Law, in a federal court sitting in the State of Michigan, or if brought by Company, be heard and determined in an Indiana court or, to the extent permitted by Law, in a federal court sitting in the State of Indiana.

9.7 Waiver of Jury Trial. Each of the parties waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action or proceeding directly or indirectly arising out of, under or in connection with this Plan of Merger or the transactions contemplated by this Plan of Merger.

9.8 Notices. All notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission or electronic mail (if receipt by the intended recipient is confirmed by the same means, which confirmation each party agrees to transmit reasonably promptly), a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Purchaser:	With a copy to:
Robert G. Jones	Krieg DeVault LLP
President & Chief Executive Officer	Attention: Michael J. Messaglia, Esq.
One Main Street	One Indiana Square, Suite 2800
Evansville, Indiana 47708	Indianapolis, Indiana 46204
Facsimile: (812) 468-0399	Facsimile: (317) 636-1507
Telephone: (812) 464-1280	Telephone: (317) 238-6249
Email: bob.jones@oldnational.com	Email: mmessaglia@kdlegal.com

If to Company:	With a copy to:
Laurie F. Beard	Warner Norcross & Judd LLP
President & Chief Executive Officer	Attention: Gordon R. Lewis
5200 Cascade Road S.E.	900 Fifth Third Center, 111 Lyon Street N.W.
Grand Rapids, Michigan 49546	Grand Rapids, Michigan 49503
Facsimile: (616) 575-5739	Facsimile: (616) 222-2752

Telephone: 616-575-3750	Telephone: (616) 752-2752
Email: lbeard@foundersbt.com	Email: glewis@wnj.com

9.9 Governing Law. This Plan of Merger shall be governed, construed, and enforced in accordance with the Laws of the State of Indiana with respect to matters of corporate Law applicable to Purchaser, with the Laws of the State of Michigan with respect to matters of corporate Law applicable to Company, and with the Laws of the State of Delaware with respect to other matters or matters involving conflicts of Laws.

9.10 Counterparts. This Plan of Merger may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile or electronic mail transmission from a party. If so delivered by facsimile or electronic mail transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

9.11 Headings. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger.

9.12 Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then-current local time in Grand Rapids, Michigan.

9.13 Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable Order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

9.14 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Plan of Merger or in any instrument delivered pursuant to this Plan of Merger, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

9.15 Amendments. This Plan of Merger may be amended by the parties hereto, by action taken or authorized, in the case of Company, by the Company Board of Directors or a duly authorized committee of the Company Board of Directors and, in the case of Purchaser, by the Purchaser Board of Directors or a duly authorized committee of the Purchaser Board of Directors at any time before or after the receipt of the Company Shareholder Approval, but, after receipt of any such shareholder approval, no amendment will be made which by Law requires further approval by the Company Shareholders without such further approval. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of Company and Purchaser.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned parties have duly executed and acknowledged this Plan of Merger as of the date first written above.

OLD NATIONAL BANCORP

/s/ Robert G. Jones
By: Robert G. Jones
Its: President & Chief Executive Officer

FOUNDERS FINANCIAL CORPORATION

/s/ Laurie F. Beard
By: Laurie F. Beard
Its: President & Chief Executive Officer

Exhibit A

VOTING AGREEMENT

Each of the undersigned directors of Founders Financial Corporation (the “Company”) hereby agrees in his or her individual capacity as a shareholder to vote his or her shares of Company Common Stock that are registered in his or her personal name (and agrees to use his or her reasonable efforts to cause all additional shares of Company Common Stock owned jointly by him or her with any other person or by his or her spouse or over which he or she has voting influence or control to be voted) in favor of approval of the Agreement and Plan of Merger by and between Old National Bancorp (“Purchaser”) and Company, dated July 25, 2014 (the “Agreement”). In addition, each of the undersigned directors hereby agrees not to make any transfers of shares of Company Common Stock with the purpose of avoiding his or her agreements set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement. Each of the undersigned is entering into this Voting Agreement solely in his or her capacity as an individual shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require any of the undersigned, (i) in his or her capacity as a director of Company or (ii) in his or her capacity as a trustee, personal representative or other fiduciary capacity, to act or fail to act in accordance with his or her duties in such director or fiduciary capacity. This Agreement is an individual agreement of each undersigned director with Purchaser and is not an agreement among the undersigned directors. Furthermore, none of the undersigned makes any agreement or understanding herein in his or her capacity as a director of Company. Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the approval of the Agreement by the shareholders of Company; (b) the termination of the Agreement in accordance with its terms; or (c) upon a Company Adverse Recommendation Change (as defined in the Agreement). This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this 25th day of July, 2014.

Annex B

July 25, 2014

Board of Directors

Founders Financial Corporation

5200 Cascade Rd, SE

Grand Rapids, Michigan 49546

Members of the Board of Directors:

Founders Financial Corporation (“Founders”) has entered into an Agreement and Plan of Merger (the “Agreement”), dated as of July 25, 2014, with Old National Bancorp (“ONB”) pursuant to which Founders will be merged with and into ONB in a transaction (the “Merger”) for which each Founders share issued and outstanding immediately prior to the effective time of the Merger will be converted into shares of ONB common stock at an exchange ratio of 3.25 shares of ONB common stock plus $38.00 in cash (the “Proposed Consideration”) for each Founders share.

You have asked us whether, in our opinion, the Proposed Consideration is fair to the shareholders of Founders from a financial point of view.

Donnelly Penman & Partners Inc. (“Donnelly Penman”) is an investment-banking firm of recognized standing. As part of our investment banking services, we are continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, secondary distributions of securities, private placements and valuations for ESOPs, going private transactions, corporate and other purposes.

During the past several years, Donnelly Penman has been engaged by Founders to perform valuation services for which customary compensation was received. On March 7, 2014, Donnelly Penman was engaged by Founders through a letter agreement (the “Engagement Letter”) in connection with the exploration of a possible sale of Founders. Pursuant to the Engagement Letter, Donnelly Penman received an initial advisory fee and in connection with the Merger will receive a fee for this fairness opinion and an additional success fee from Founders.

In arriving at our opinion, we engaged in discussions with members of the management teams of each of Founders and ONB concerning the historical and current business operations, financial conditions and prospects of both Founders and ONB and we reviewed, among other things:

•	the Agreement;

•	certain nonpublic information for Founders, including each of its Audited Financial Statements for the years ended December 31, 2013 and 2012, and the internal financial results for the each of the quarterly periods ended on March 31, and June 30, 2014, provided by Founders management;

17160 KERCHEVAL AVENUE • GROSSE POINTE, MI 48230-1661

313-446-9900 • FAX 313-446-9955 • WWW.DONNELLYPENMAN.COM

MEMBER FINRA/SIPC

Board of Directors

Founders Financial Corporation

July 25, 2014

•	certain publicly-available information for ONB, including each of its Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2013, 2012 and 2011 and the quarterly report on Form 10-Q for the quarterly period ended on March 31, 2014;

•	certain information, including historical and forecasted financial information, relating to earnings, dividends, assets, liabilities and prospects of Founders furnished by senior management of Founders;

•	Founders’ senior management projected earnings estimates for fiscal years 2014 through 2018, which were deemed reasonable by Founders’ management;

•	the most recently available consensus analyst estimates for projected earnings for ONB for fiscal years 2014, 2015, and 2016;

•	the financial condition and operating results of certain other financial institutions that we deemed comparable;

•	a contribution analysis of Founders and ONB to the combined entity with regard to certain financial metrics as of June 30, 2014 and March 31, 2014, respectively;

•	the recent stock prices and trading activity for the common stock of ONB during the last ten years and up until the trading day prior to the execution of the Agreement;

•	various valuation analyses of Founders that we performed including a cash dividend analysis, analysis of comparable transactions, a dividend discount analysis, and an accretion/dilution analysis;

•	various valuation analyses of ONB that we performed including an analysis of comparable companies and a pro forma dividend discount analysis;

•	information with respect to the potential pro forma impact of the Merger; and

•	such other information, financial studies, analyses and investigations and such other factors that Donnelly Penman deemed relevant for the purposes of our opinion.

We have also held discussions with the senior management of Founders regarding past and current business operations, regulatory relations, financial condition and future prospects of Founders and such other matters as we have deemed relevant to our inquiry. We have also held discussions with the senior management of ONB with regard to their business operations, regulatory relations, and the published mean earnings estimates. We have relied upon the management of Founders and ONB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore, including, but not limited to, any potential cost savings and operating synergies) prepared by and provided to us by management of Founders and ONB and we have assumed, at the direction of Founders and ONB that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements and that they provide a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. We have relied on this projected information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

In conducting our review and arriving at our opinion, we, with your consent, have relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Founders and ONB or upon publicly available information. We have assumed, with your consent, that the stock

Board of Directors

Founders Financial Corporation

July 25, 2014

consideration of the Merger will be treated as a tax-free reorganization for federal income tax reporting. We do not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. We have further relied upon the assurance of management of Founders and ONB that they were unaware of any facts that would make the information provided or available to us incomplete or misleading in any respect. We did not make any independent evaluations, valuations or appraisals of the assets or liabilities of Founders and ONB. We did not review any individual credit files and assumed that the aggregate allowances for credit losses relating to the loans of Founders and ONB were and will continue to be adequate after the Merger to cover such losses. Our opinion is necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by us on the date of this letter. We do not have any obligation to update this opinion, unless requested by you in writing to do so, and we expressly disclaim any responsibility to do so in the absence of such a written request.

No limitations were imposed by Founders on us or on the scope of our investigation or the procedures that were followed by us in rendering this opinion. The form and amount of the Proposed Consideration was determined through arms’ length negotiations between Founders and ONB. We were not requested to opine as to, and this opinion does not address, Founders’ underlying business decision to proceed with or effect the Merger or the relative merits of the Merger compared to any alternative transaction that might be available to Founders. Further, this letter does not constitute a recommendation to the shareholders of Founders with respect to any approval of the Agreement or the Merger. Additionally, we were not requested to opine as to, and this opinion does not address, the fairness of the amount or nature of the compensation to any of Founders’ officers, directors or employees.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Founders and ONB. The credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Founders, ONB or the Merger. Further, for purposes of our analyses and this opinion, we have, with your agreement, assumed the value of a share of ONB Common Stock is equivalent to the current market price of ONB common stock and that the current market price of ONB common stock is a reasonable basis on which to evaluate ONB. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in our analyses was identical to Founders, ONB or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of Founders or companies to which it is being compared. None of the analyses performed by us was assigned a greater significance than any other.

We hereby consent to the reference to our opinion in the prospectus and proxy statement to be issued pursuant to the Agreement and to the inclusion of the foregoing opinion in the prospectus and proxy statement relating to the meeting of shareholders of Founders to be convened for the purpose of voting on the Merger. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder. Further, we express no view as to the price or trading range for shares of the common stock of ONB following the consummation of the Merger.

This opinion has been reviewed and approved by the Donnelly Penman Fairness Opinion Committee in conformity with our policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority (FINRA).

Board of Directors

Founders Financial Corporation

July 25, 2014

Based upon and subject to the foregoing, we are of the opinion that, as of July 25, 2014, the Proposed Consideration to be received by Founders shareholders under the Agreement is fair, from a financial point of view, to the shareholders of Founders.

Very truly yours,

Donnelly Penman & Partners Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Old National Bancorp (“Old National”) is an Indiana corporation. Old National’s officers and directors are and will be indemnified under Indiana law, the Third Amended and Restated Articles of Incorporation and the Amended and Restated By-laws of Old National against certain liabilities. Chapter 37 of the Indiana Business Corporation Law (the “IBCL”) requires a corporation, unless limited by its articles of incorporation, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. Old National’s Third Amended and Restated Articles of Incorporation do not contain any provision limiting such indemnification.

The IBCL also permits a corporation to indemnify a director, officer, employee, or agent who is made a party to a proceeding because the person was a director, officer, employee, or agent of the corporation against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, and (ii) the individual reasonably believed (A) in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests, and (B) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual’s conduct was lawful, or (B) had no reasonable cause to believe the individual’s conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

Old National’s Third Amended and Restated Articles of Incorporation require it to provide indemnification to its officers and directors to the fullest extent authorized by the IBCL and to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding as authorized by the IBCL. Old National’s Third Amended and Restated Articles of Incorporation also authorize it to maintain insurance at its expense to protect itself and any of its directors, officers, employees or agents or those of another corporation, partnership, joint venture, trust, or other entity against expense, liability or loss, whether or not Old National would have the power to indemnify such person against such expense, liability or loss under the IBCL. Old National currently maintains officer and director liability insurance.

Old National’s By-laws contain indemnification provisions to substantially the same effect as in the Third Amended Restated Articles of Incorporation.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit	Description
2.1	Agreement and Plan of Merger between Old National Bancorp and Founders Financial Corporation (included as Annex A to this proxy statement and prospectus).

3.1	Third Amended and Restated Articles of Incorporation of Old National Bancorp (incorporated by reference to Exhibit 3.1 of Old National’s Current Report on Form 8-K filed on June 2, 2014).

3.2	Amended and Restated By-laws of Old National Bancorp (incorporated by reference to Exhibit 3.1 of Old National’s Current Report on Form 8-K filed on July 25, 2014).

5.1	Opinion of Krieg DeVault LLP regarding legality of the securities being registered.

8.1	Opinion of Krieg DeVault LLP regarding tax matters.

8.2	Opinion of Warner Norcross & Judd LLP regarding tax matters.

10.1	Voting Agreement of directors of Founders Financial Corporation dated July 25, 2014 (incorporated by reference to Exhibit 10.1 of Old National’s Current Report on Form 8-K filed on July 28, 2014).

21	Subsidiaries of Old National Bancorp.

23.1	Consent of Crowe Horwath LLP.

23.2	Consent of Krieg DeVault LLP (included in Exhibits 5.1 and 8.1).

23.3	Consent of Warner Norcross & Judd LLP (included in Exhibit 8.2).

23.4	Consent of Donnelly Penman & Partners Inc. (included in Annex B to this proxy statement and prospectus).

24	Powers of Attorney.

99.1	Form of Founders Financial Corporation proxy card.

99.2	Form of Founders Financial Corporation Stock Option Election

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on the 8th day of September, 2014.

OLD NATIONAL BANCORP

/s/ Robert G. Jones
Robert G. Jones
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 8th day of September, 2014.

/s/ Alan W. Braun* Alan W. Braun, Director	/s/ Arthur H. McElwee, Jr.* Arthur H. McElwee, Jr., Director

/s/ Larry E. Dunigan* Larry E. Dunigan, Chairman of the Board of Directors	/s/ James T. Morris* James T. Morris, Director

/s/ Niel C. Ellerbrook* Niel C. Ellerbrook, Director	Randall T. Shepard, Director

/s/ Andrew E. Goebel* Andrew E. Goebel, Director	/s/ Rebecca S. Skillman* Rebecca S. Skillman, Director

/s/ Jerome F. Henry, Jr.* Jerome F. Henry, Jr., Director	/s/ Kelly N. Stanley* Kelly N. Stanley, Director

/s/ Robert G. Jones Robert G. Jones, Director, President and Chief Executive Officer (Principal Executive Officer)	/s/ Linda E. White* Linda E. White, Director

/s/ Phelps L. Lambert* Phelps L. Lambert, Director

/s/ Joan M. Kissel Joan M. Kissel, Senior Vice President and Corporate Comptroller (Principal Accounting Officer)	/s/ Christopher A. Wolking Christopher A. Wolking, Senior Executive Vice President — Chief Financial Officer (Principal Financial Officer)

*By:	/s/ Jeffrey L. Knight
Jeffrey L. Knight, Attorney-in-Fact

S-1